                                                Filed Pursuant to Rule 424(b)(4)
                                            Registration Statement No. 333-75817



PROSPECTUS


                                3,000,000 SHARES

                                     [LOGO]

                                  COMMON STOCK


    This is an initial public offering of common stock by F5 Networks, Inc. Of the 3,000,000 shares of common stock being sold in this offering, 2,860,000 shares are being sold by F5 and 140,000 shares are being sold by the selling shareholder. F5 will not receive any of the proceeds from the sale of shares by the selling shareholder. See Management--Principal and Selling Shareholders on pages 49 and 50.


                                 --------------


    Prior to this offering there has been no public market for the common stock. Our shares of common stock have been approved for quotation on the Nasdaq National Market under the symbol "FFIV."


                                 --------------


                                                                       PER SHARE     TOTAL
                                                                      -----------  ----------
Initial public offering price.......................................   $   10.00   $30,000,000
Underwriting discounts and commissions..............................   $    0.70   $2,100,000
Proceeds to F5, before expenses.....................................   $    9.30   $26,598,000
Proceeds to the selling shareholder, before expenses................   $    9.30   $1,302,000


    Three shareholders have granted the underwriters an option for a period of 30 days to purchase up to 450,000 additional shares of common stock.

                                 --------------

    INVESTING IN THE COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 7.

                                 -------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

HAMBRECHT & QUIST
                         BANCBOSTON ROBERTSON STEPHENS
                                                           DAIN RAUSCHER WESSELS

                                        A DIVISION OF DAIN RAUSCHER INCORPORATED


June 4, 1999

EDGAR Artwork Descriptions

Inside Front Cover of Prospectus:

    Caption 1:
    Internet Quality Control

    Caption 2:
    Availability
    Performance
    Manageability

    Graphic depicting F5 Networks logo surrounded by names and logos of its current products and product under development:

        Upper left hand quadrant caption:
        BIG/ip logo and name

        Upper right hand quadrant caption:
        3DNS logo and name

        Lower left hand quadrant caption:
        Global/SITE logo with caption "under development" underneath

        Lower right hand quadrant caption:
        see/IT logo and name

    F5 Networks logo

Inside Gatefold:

Upper left hand corner:

    F5 Networks logo

    Title: Availability, performance and control for mission-critical Internet sites

    Graphic depicting the role of the BIG/ip Controller, 3DNS Controller, see/IT Network Management Console and global/SITE Controller in an organization's Internet-based environment. In the graphic, an organization's Internet and file servers are shown in multiple locations (Seattle, New York, London and Tokyo) with the F5 products placed between the Internet servers and the organization's routers. Dashed lines illustrate the interaction of the F5 products within the organizations's network.

    Caption 1- upper left hand corner:
        BIG/ip Controller name and logo
        An intelligent load balancer for local area networks

    Caption 2 - upper right hand corner
        3DNS Controller name and logo
        An intelligent load balancer for wide area networks

    Caption 3 - lower right hand corner
        See/IT Network Management Console name and logo
        A traffic analysis and network management software application for BIG/ip and 3DNS

    Caption 4 - lower left hand corner:
        Global/SITE Controller name and logo with caption "Under Development" underneath
        File replication and synchronization controller for managing content across geographically dispersed Internet sites

Inside Back Cover:

    F5 Networks logo with the following words underneath:

    F5 Networks, Inc. provides integrated Internet traffic management solutions designed to improve the availability and performance of mission-critical Internet-based servers and applications

Page 31:

    Illustration of redundant BIG/ip Controllers sitting between an organization's server array and network

Page 32:

    Illustration of 3DNS Controllers at multiple locations showing the interaction of 3DNS with BIG/ip and an organization's network

                               TABLE OF CONTENTS

                                                    PAGE
                                                    ----
Prospectus Summary................................    4

Risk Factors......................................    7

Forward Looking Statements........................   13

Use of Proceeds...................................   14

Dividend Policy...................................   14

Capitalization....................................   15

Dilution..........................................   16

Selected Financial Data...........................   17

Management's Discussion and Analysis of Financial
  Condition and Results of Operations.............   18

Business..........................................   27

Management........................................   38

Certain Transactions..............................   47

Principal and Selling Shareholders................   49

Description of Capital Stock......................   51

Shares Eligible for Future Sale...................   54

Underwriting......................................   56

Legal Matters.....................................   57

Experts...........................................   57

Additional F5 Information.........................   57

Index to Financial Statements.....................  F-1

    Information contained on F5's Web site does not constitute part of this prospectus.

    BIG/ip-Registered Trademark- and the F5 logo are registered United States trademarks of F5. This prospectus also contains trademarks and tradenames of other companies.

                               PROSPECTUS SUMMARY

    THIS SUMMARY HIGHLIGHTS SELECTED INFORMATION CONTAINED ELSEWHERE IN THIS PROSPECTUS. THIS SUMMARY MAY NOT CONTAIN ALL OF THE INFORMATION THAT YOU SHOULD CONSIDER BEFORE INVESTING IN OUR COMMON STOCK. YOU SHOULD READ THE ENTIRE PROSPECTUS CAREFULLY, INCLUDING "RISK FACTORS" AND THE FINANCIAL STATEMENTS, BEFORE MAKING AN INVESTMENT DECISION.

                                  F5 NETWORKS

    F5 is a leading provider of integrated Internet traffic management solutions designed to improve the availability and performance of mission-critical Internet-based servers and applications. Our products monitor and manage local and geographically dispersed servers and intelligently direct traffic to the server best able to handle a user's request. Our products are designed to help prevent system failure and provide timely responses to user requests and data flow. Our BIG/ip-Registered Trademark- and 3DNS-TM- Controllers, when combined with our see/IT-TM- Network Management Console, help organizations optimize their network server availability and performance and cost-effectively manage their Internet infrastructure. Our solutions are used by organizations who rely on the Internet as a fundamental component of their business. Our customers include Internet service providers, such as Exodus Communications, PSINet, MCI WorldCom, e-commerce companies and many other organizations that employ high-traffic Internet sites. Since shipping our first product in July 1997, we have sold our products to over 400 end-customers.

    The Internet has emerged as a critical commerce and communications platform for businesses and consumers worldwide. The growing use of the Internet is causing the complexity and volume of Internet traffic to increase dramatically. According to UUNet, Internet traffic doubles every 100 days. The widespread proliferation in the use and importance of the Internet has strained many organizations' network infrastructures. In response to dramatic increases in Internet use and traffic, organizations are expanding server capacity and are deploying redundant servers. According to IBM, servers are being connected to the Internet at a rate of 53,000 per month. While additional and redundant servers help address the rapidly increasing traffic, they also increase an organization's need for sophisticated Internet traffic management tools to manage the availability and performance of its servers and applications.

    We believe that our products deliver Internet quality control by providing the following key benefits:

    - HIGH SYSTEM AVAILABILITY. Our products help prevent system failure by quickly detecting server, application and network failures and directing traffic to functioning servers and applications.

    - INCREASED PERFORMANCE. Our products intelligently direct user requests to the server with the fastest response time by monitoring server and application response time and verifying content.

    - COST-EFFECTIVE SCALABILITY. Our products help optimize existing server capacity and allow the transparent addition of servers into an existing network.

    - EASIER NETWORK MANAGEABILITY. Our products collect information that can be used to facilitate network management and planning from a central location.

    - ENHANCED NETWORK CONTROL. Our products enable organizations to prioritize and manage network traffic based on user-defined criteria to meet their specific needs.

    We plan to continue expanding our suite of products to provide complete, integrated Internet traffic management solutions that further optimize the availability and performance of network servers and applications. For example, we are currently developing our global/SITE-TM- Controller to ensure data integrity by automatically synchronizing content across local and geographically dispersed network servers. We also plan to continue investing significant resources to expand our direct sales force and further develop our indirect sales channels through leading industry resellers, original equipment manufacturers, systems integrators, Internet service providers and other channel partners. Finally, we intend to continue investing in our professional services group in order to provide the installation, training and support services required to help our customers optimize their use of our Internet traffic management solutions.

    Our headquarters are located at 200 First Avenue West, Suite 500, Seattle, Washington 98119, our telephone number is (206) 505-0800 and our Web site address is www.F5.com.

                                  THE OFFERING

Common stock offered by F5........  2,860,000 shares

Common stock offered by the
  selling shareholder.............  140,000 shares

Common stock to be outstanding
  after this offering.............  17,877,469 shares (1)

Use of proceeds...................  For working capital and general corporate purposes. See
                                    "Use of Proceeds."

Nasdaq National Market symbol.....  FFIV

------------------------

(1) The number of shares of common stock to be outstanding after this offering is based on the number of shares outstanding as of March 31, 1999 and does not include the following:

    - 2,425,805 shares subject to options outstanding as of March 31, 1999 with a weighted average exercise price of $0.74 per share;

    - 2,904,352 additional shares that could be issued under our stock plans, including 2,600,000 shares reserved for issuance under our stock plans but subject to shareholder approval; and

    - 2,212,500 shares that could be issued upon exercise of warrants outstanding as of March 31, 1999 with a weighted average exercise price of $0.75 per share.

                                 --------------

    ALL INFORMATION IN THIS PROSPECTUS RELATING TO OUTSTANDING SHARES OF F5 COMMON STOCK AND OPTIONS OR WARRANTS TO PURCHASE F5 COMMON STOCK IS BASED UPON INFORMATION AS OF MARCH 31, 1999. PRO FORMA INFORMATION GIVES EFFECT TO THE CONVERSION OF ALL OUTSTANDING SHARES OF F5 PREFERRED STOCK AS OF THE CLOSING OF THIS OFFERING. UNLESS OTHERWISE INDICATED, THE INFORMATION THROUGHOUT THIS PROSPECTUS DOES NOT TAKE INTO ACCOUNT THE POSSIBLE ISSUANCE OF ADDITIONAL SHARES OF COMMON STOCK TO THE UNDERWRITERS PURSUANT TO THEIR OVER-ALLOTMENT OPTION.

    PLEASE SEE "CAPITALIZATION" FOR A MORE COMPLETE DISCUSSION REGARDING THE OUTSTANDING SHARES OF F5 COMMON STOCK AND OPTIONS OR WARRANTS TO PURCHASE F5 COMMON STOCK AND OTHER RELATED MATTERS.

                         SUMMARY FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                              FISCAL YEAR ENDED      SIX MONTHS ENDED
                                                     PERIOD FROM FEBRUARY       SEPTEMBER 30,           MARCH 31,
                                                    26, 1996 (INCEPTION) TO  --------------------  --------------------
                                                      SEPTEMBER 30, 1996       1997       1998       1998       1999
                                                    -----------------------  ---------  ---------  ---------  ---------
                                                                                                       (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
  Net revenues....................................         $       2         $     229  $   4,889  $   1,837  $   6,457
  Loss from operations............................              (348)           (1,428)    (3,668)    (1,027)    (5,248)
  Net loss........................................         $    (330)        $  (1,456) $  (3,672) $  (1,046) $  (5,159)
  Net loss per share--basic and diluted...........         $   (0.06)        $   (0.24) $   (0.60) $   (0.17) $   (0.82)
  Weighted average shares--basic and diluted......             5,932             6,000      6,086      6,258      6,297
  Pro forma net loss per share (unaudited):
    Net loss per share--basic and diluted.........                                      $   (0.26)            $   (0.36)
                                                                                        ---------             ---------
                                                                                        ---------             ---------
    Weighted average shares--basic and diluted....                                         14,201                14,412
                                                                                        ---------             ---------
                                                                                        ---------             ---------


                                                                                             MARCH 31, 1999
                                                                                      ----------------------------
                                                                                       ACTUAL     AS ADJUSTED (2)
                                                                                      ---------  -----------------
                                                                                              (UNAUDITED)
BALANCE SHEET DATA:
  Cash and cash equivalents.........................................................  $   2,460      $  28,208
  Working capital...................................................................      2,561         28,309
  Total assets......................................................................      8,516         34,264
  Redeemable convertible preferred stock............................................      7,688             --
  Shareholders' equity (deficit)....................................................     (3,681)        29,755


------------------------

(1) See Note 2 of notes to financial statements for an explanation of the determination of the number of shares used in computing per share data.


(2) Adjusted to reflect the sale by F5 of 2,860,000 shares of common stock at the initial public offering price of $10.00 per share and the application of the estimated net proceeds after deducting underwriting discounts and commissions and our estimated offering expenses. See "Use of Proceeds" and "Capitalization."

                                  RISK FACTORS

    YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS AND ALL OTHER INFORMATION CONTAINED IN THIS PROSPECTUS BEFORE PURCHASING OUR COMMON STOCK. INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. ANY OF THE FOLLOWING RISKS MAY SERIOUSLY HARM OUR BUSINESS AND RESULTS OF OPERATIONS AND MAY RESULT IN A COMPLETE LOSS OF YOUR INVESTMENT.

OUR LIMITED OPERATING HISTORY MAKES IT DIFFICULT TO EVALUATE OUR PROSPECTS.

    We were founded in February 1996 and have a limited operating history, which makes an evaluation of our prospects difficult. Because of our limited operating history, we have limited insight into trends that may emerge and affect our business. In addition, the revenues and income potential of our business and market are unproven. An investor in our common stock must consider the challenges, expenses and difficulties we face as an early stage company in a new and rapidly evolving market.

OUR QUARTERLY OPERATING RESULTS ARE VOLATILE AND MAY CAUSE OUR STOCK PRICE TO
  FLUCTUATE.

    Our quarterly operating results have varied significantly in the past and will vary significantly in the future, which makes it difficult for us to predict our future operating results. In particular, we anticipate that the size of customer orders may increase as we continue to focus on larger business accounts and sales to governmental entities. A delay in the recognition of revenue, even from just one account, may have a significant negative impact on our results of operations for a given period. In the past, a significant portion of our sales have been realized near the end of a quarter. Accordingly, a delay in an anticipated sale past the end of a particular quarter may negatively impact our results of operations for that quarter. Furthermore, we base our decisions regarding our operating expenses on anticipated revenue trends, and our expense levels are relatively fixed. Consequently, if revenue levels fall below our expectations, our net income (loss) will decrease (increase) because only a small portion of our expenses vary with our revenues. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

    We believe that period-to-period comparisons of our results of operations are not meaningful and should not be relied upon as indicators of future performance. Our operating results will likely be below the expectations of securities analysts and investors in some future quarter or quarters. Our failure to meet these expectations will likely seriously harm the market price of our common stock.

WE HAVE INCURRED LOSSES AND WE EXPECT TO INCUR SIGNIFICANT FUTURE OPERATING
  EXPENSES AND LOSSES.

    We have experienced operating losses in each quarterly and annual period since inception. We incurred net losses of $330,000 for the period from February 26, 1996, inception, to September 30, 1996, $1.5 million for the year ended September 30, 1997 and $3.7 million for the year ended September 30, 1998. As of March 31, 1999, we had an accumulated deficit of $10.6 million, and we expect to incur significant losses in the future.

    We intend to substantially increase our operating expenses. As a result, we will need to generate significant increases in our quarterly net revenues to achieve and maintain profitability. Although our net revenues have grown in recent quarters, we may not be able to sustain these growth rates or achieve or sustain profitability. Our failure to achieve and sustain profitability will seriously harm our business and results of operations. See "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

OUR SUCCESS DEPENDS ON SALES OF OUR BIG/IP-REGISTERED TRADEMARK- CONTROLLER.


    We currently derive approximately 75% of our net revenues from sales of our BIG/ip Controller. In addition, we expect to derive a significant portion of our net revenues from sales of BIG/ip in the future. Implementation of our strategy depends upon BIG/ip being able to solve critical network availability and performance problems of our customers. If BIG/ip is unable to solve these problems for our customers, our business and results of operations will be seriously harmed.

OUR SUCCESS DEPENDS ON OUR TIMELY DEVELOPMENT OF NEW PRODUCTS AND FEATURES.

    We expect the Internet traffic management market to be characterized by rapid technological change, frequent new product introductions, changes in customer requirements and evolving industry standards. We are currently developing our global/SITE-TM- Controller and new features for our existing products. We expect to continue to develop new products and new product features in the future. If we fail to develop and deploy new products and new product features on a timely basis, our business and results of operations may be seriously harmed. See "Business--Product Development."

WE MAY NOT BE ABLE TO COMPETE EFFECTIVELY IN THE EMERGING INTERNET TRAFFIC
  MANAGEMENT MARKET.

    Our markets are new, rapidly evolving and highly competitive, and we expect competition to persist and intensify in the future. Our principal competitors in the Internet traffic management market include Cisco Systems, Alteon Web Systems, ArrowPoint Communications, HydraWeb Technology, RadWare and Resonate. We expect to continue to face additional competition as new participants enter the Internet traffic management market. In addition, larger companies with significant resources, brand recognition and sales channels may form alliances with or acquire competing Internet traffic management solutions and emerge as significant competitors. Potential competitors may bundle their products or incorporate an Internet traffic management component into existing products in a manner that discourages users from purchasing our products. Potential customers may also choose to purchase additional servers instead of our products. See "Business--Competition."

WE MAY NOT BE ABLE TO SUPPORT OUR RAPID GROWTH EFFECTIVELY.

    Since the introduction of our product line, we have experienced a period of rapid growth and expansion which has placed, and continues to place, a significant strain on all of our resources. From September 30, 1997 to March 31, 1999, we increased the number of our employees from 20 to 124. We expect our growth to continue to strain our management, operational and financial resources. For example, we may not be able to install adequate financial control systems in an efficient and timely manner, and our current or planned information systems, procedures and controls may be inadequate to support our future operations. The difficulties associated with installing and implementing new systems, procedures and controls may place a significant burden on our management and our internal resources. Our inability to manage growth effectively may seriously harm our business and results of operations.

OUR EXPANSION INTO INTERNATIONAL MARKETS MAY NOT SUCCEED.

    We intend to expand into international markets. We have only limited experience in marketing, selling and supporting our products internationally. International sales represented 6.6% of our net revenues for the year ended September 30, 1997, 3.5% for the year ended September 30, 1998 and 5.1% for the six months ended March 31, 1999. We have recently engaged sales personnel in the United Kingdom and in Germany. Our continued growth will require further expansion of our international operations in selected countries in the European and Asia Pacific markets. If we are unable to expand our international operations successfully and in a timely manner, our business and results of operations may be seriously harmed. Such expansion may be more difficult or take longer than we anticipate, and we may not be able to successfully market, sell, deliver and support our products internationally.

WE MAY NOT BE ABLE TO SUSTAIN OR DEVELOP NEW DISTRIBUTION RELATIONSHIPS.

    Our sales strategy requires that we establish multiple distribution channels in the United States and internationally through leading industry resellers, original equipment manufacturers, systems integrators,

Internet service providers and other channel partners. We have a limited number of agreements with companies in these channels, and we may not be able to increase our number of distribution relationships or maintain our existing relationships. One of our resellers, Exodus Communications, Inc., accounted for 19.1% of our net revenues for the six months ended March 31, 1999. Our inability to effectively establish our indirect sales channels will seriously harm our business and results of operations.

OUR SUCCESS DEPENDS ON OUR ABILITY TO ATTRACT, TRAIN AND RETAIN QUALIFIED
  MARKETING AND SALES, PROFESSIONAL SERVICES AND CUSTOMER SUPPORT PERSONNEL.

    Our products require a sophisticated marketing and sales effort targeted at several levels within a prospective customer's organization. We have recently expanded our sales force and plan to hire additional sales personnel for direct sales and to develop leads for our indirect sales channels. Competition for qualified sales personnel is intense, and we might not be able to hire the kind and number of sales personnel we are targeting. Our inability to retain and hire qualified sales personnel may seriously harm our business and results of operations.

    We currently have a small professional services and customer support organization and will need to increase our staff to support new customers and the expanding needs of existing customers. The installation of Internet traffic management solutions, the integration of these solutions into existing networks and the ongoing support can be complex. Accordingly, we need highly-trained professional services and customer support personnel. Hiring professional services and customer support personnel is very competitive in our industry due to the limited number of people available with the necessary technical skills and understanding of our products. Our inability to attract, train or retain the number of highly qualified professional services and customer support personnel that our business needs may seriously harm our business and results of operations.

WE DEPEND ON OUR KEY PERSONNEL AND THE LOSS OF ANY KEY PERSONNEL MAY HARM OUR
  BUSINESS AND RESULTS OF OPERATIONS.

    Our success depends to a significant degree upon the continued contributions of our key management, product development, sales and marketing and finance personnel, many of whom will be difficult to replace. In particular, we rely on our President and Chief Executive Officer, Jeffrey Hussey. The loss of services of any of our key personnel, especially the services of Mr. Hussey, may seriously harm our business and results of operations. We do not have employment contracts with any of our key personnel.

IT IS DIFFICULT TO PREDICT OUR FUTURE OPERATING RESULTS BECAUSE WE HAVE AN
  UNPREDICTABLE SALES CYCLE.

    We are unable to predict our sales cycle because we have limited experience selling our products. Historically, our sales cycle has ranged from approximately two to three months. Sales of BIG/ip, 3DNS and our see/IT-TM-Network Management Console require us to educate potential customers on their use and benefits. The sale of our products is subject to delays from the lengthy internal budgeting, approval and competitive evaluation processes that large corporations and governmental entities may require. For example, customers frequently begin by evaluating our products on a limited basis and devote time and resources to testing our products before they decide whether or not to purchase. Customers may also defer orders as a result of anticipated releases of new products or enhancements by us or our competitors. As a result, our products have an unpredictable sales cycle that contributes to the uncertainty of our future operating results.

THE AVERAGE SELLING PRICES OF OUR PRODUCTS MAY DECREASE, WHICH MAY NEGATIVELY
  IMPACT GROSS PROFITS.

    We anticipate that the average selling prices of our products will decrease in the future in response to competitive pricing pressures, increased sales discounts, new product introductions by us or our competitors or other factors. Therefore, in order to maintain our gross profits, we must develop and introduce new products and product enhancements on a timely basis and continually reduce our product costs. Our failure to do so will cause our net revenue and gross profits to decline, which will seriously harm our business and results of operations. In addition, we may experience substantial period-to-period fluctuations in future operating results due to the erosion of our average selling prices.

OUR BUSINESS MAY BE HARMED IF OUR CONTRACT MANUFACTURERS ARE NOT ABLE TO PROVIDE
  US WITH ADEQUATE SUPPLIES OF OUR PRODUCTS.

    We rely on third party contract manufacturers to assemble our products. We outsource the manufacturing of our pre-configured, industry-standard hardware platforms to primarily two contract manufacturers, Micro Standard Distributors and Unisoft, who assemble these hardware platforms to our specifications. The inability of our contract manufacturers to provide us with adequate supplies of our products or the loss of one or more of our contract manufacturers may cause a delay in our ability to fulfill orders while we obtain a replacement manufacturer and may seriously harm our business and results of operations.

    If the demand for our products grows, we will need to increase our material purchases, contract manufacturing capacity and internal test and quality functions. Any disruptions in product flow may limit our revenue, may seriously harm our competitive position and may result in additional costs or cancellation of orders by our customers. See "Business--Manufacturing."

OUR BUSINESS COULD SUFFER IF THERE ARE ANY INTERRUPTIONS OR DELAYS IN THE SUPPLY
  OF HARDWARE COMPONENTS FROM OUR THIRD-PARTY SOURCES.

    We currently purchase several hardware components used in the assembly of our products from limited sources. Lead times for these components vary significantly. Any interruption or delay in the supply of any of these hardware components, or the inability to procure a similar component from alternate sources at acceptable prices within a reasonable time, will seriously harm our business and results of operations. See "Business--Manufacturing."

UNDETECTED SOFTWARE ERRORS MAY SERIOUSLY HARM OUR BUSINESS AND RESULTS OF
  OPERATIONS.

    Software products frequently contain undetected errors when first introduced or as new versions are released. We have experienced these errors in the past in connection with new products and product upgrades. We expect that these errors will be found from time to time in new or enhanced products after commencement of commercial shipments. These problems may cause us to incur significant warranty and repair costs, divert the attention of our engineering personnel from our product development efforts and cause significant customer relations problems. We may also be subject to liability claims for damages related to product errors. While we carry insurance policies covering this type of liability, these policies may not provide sufficient protection should a claim be asserted. A material product liability claim may seriously harm our business and results of operations.

    Our products must successfully operate with products from other vendors. As a result, when problems occur in a network, it may be difficult to identify the source of the problem. The occurrence of software errors, whether caused by our products or another vendor's products, may result in the delay or loss of market acceptance of our products. The occurrence of any of these problems may seriously harm our business and results of operations.

WE MAY NOT ADEQUATELY PROTECT OUR INTELLECTUAL PROPERTY AND OUR PRODUCTS MAY
  INFRINGE ON THE INTELLECTUAL PROPERTY RIGHTS OF THIRD PARTIES.

    We rely on a combination of copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our products or technology. Monitoring unauthorized use of our products is difficult, and we cannot be certain that the steps we have taken will prevent misappropriation of our technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States. In addition, we have not entered into non-competition agreements with several of our former employees.

    From time to time, third parties may assert patent, copyright, trademark and other intellectual property rights claims or initiate litigation against us or our contract manufacturers, suppliers or customers with respect to existing or future products. In the event of a successful claim of infringement and our failure or inability to develop non-infringing technology or license the infringed or similar technology on a timely basis, our business and results of operations may be seriously harmed. See "Business--Intellectual Property."

OUR FAILURE AND THE FAILURE OF OUR KEY SUPPLIERS, MANUFACTURERS AND CUSTOMERS TO
  BE YEAR 2000 COMPLIANT MAY NEGATIVELY IMPACT OUR BUSINESS AND RESULTS OF OPERATIONS.

    The Year 2000 computer issue creates a significant risk for us in at least four areas:

    - potential warranty or other claims arising from our products;

    - systems we use to run our business;

    - systems used by our suppliers and contract manufacturers; and

    - the potential reduced spending by other companies on Internet traffic management solutions as a result of significant information systems spending on Year 2000 remediation or to limit additional changes to their systems during the current year.

    A failure in any of these areas to be Year 2000 compliant may seriously harm our operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000 Compliance."

LAWS RELATING TO ENCRYPTED SOFTWARE MAY LIMIT THE MARKETABILITY OF OUR PRODUCTS.

    The encryption technology contained in our products is subject to United States export controls. These export controls limit our ability to distribute encrypted software outside of the United States and Canada. While we take precautions against unlawful exportation, this exportation inadvertently may have occurred in the past or may occur from time to time in the future, subjecting us to potential liability and serious harm. We may also encounter difficulties competing with non-United States producers of products containing encrypted software, who may both import their products into the United States and sell products overseas.

WE MAY NEED TO RAISE ADDITIONAL FUNDS, WHICH MAY NOT BE AVAILABLE.

    We expect that the net proceeds from this offering, cash from operations and borrowings available under our credit facility will be sufficient to meet our working capital and capital expenditure needs for at least the next twelve months. After that, we may need to raise additional funds, and additional financing may not be available on favorable terms, if at all. Further, if we issue additional equity securities, shareholders may experience dilution, and the new equity securities may have rights, preferences or privileges senior to those of existing holders of our common stock. If we cannot raise funds, if needed, on acceptable terms, we may not be able to develop new products or enhance our existing products, take advantage of future opportunities or respond to competitive pressures or unanticipated requirements. This may seriously harm our business and results of operations. See "Use of Proceeds," "Dilution" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

OUR EXISTING SHAREHOLDERS WILL BE ABLE TO EXERCISE SIGNIFICANT CONTROL OVER ALL
  MATTERS REQUIRING SHAREHOLDER APPROVAL.

    On completion of this offering, executive officers, directors and their affiliates and 5% shareholders will beneficially own, in the aggregate, approximately 72.3% of our outstanding common stock. As a result, these shareholders will be able to exercise significant control over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions, which may have the effect of delaying or preventing a third party from acquiring control over us. See "Principal and Selling Shareholders."

THIS OFFERING WILL BENEFIT OUR CURRENT SHAREHOLDERS.


    Our current shareholders, including members of management, will recognize significant benefits from this offering including the creation of a public market for our common stock. At the initial public offering price of $10.00, the selling shareholders will realize appreciation of $1.4 million, or $10.00 per share, or $5.6 million, or $9.54 per share, if the underwriters exercise the over-allotment option in full. In addition, upon consummation of this offering, unrealized appreciation for the current shareholders, including members of management, will be $136.2 million, or $9.07 per share.


NEW INVESTORS IN OUR COMMON STOCK WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL
  DILUTION.


    The initial public offering price is substantially higher than the book value per share of our common stock. Investors purchasing common stock in this offering will, therefore, incur immediate dilution of $8.34 in net tangible book value per share of common stock. Investors will incur additional dilution upon the exercise of outstanding stock options and warrants. See "Dilution."


WE ARE AT RISK OF SECURITIES CLASS ACTION LITIGATION DUE TO OUR EXPECTED STOCK
  PRICE VOLATILITY.

    An active public market for our common stock may not develop or be sustained after this offering. Although the initial public offering price will be determined based on several factors, the market price for our common stock will vary from the initial offering price after this offering. See "Underwriting." The market price of our common stock may fluctuate significantly in response to a number of factors, some of which are beyond our control. In the past, securities class action litigation has often been brought against a company following periods of volatility in the market price of its securities. We may in the future be the target of similar litigation. Securities litigation may result in substantial costs and divert management's attention and resources, which may seriously harm our business and results of operations.

WE HAVE IMPLEMENTED ANTI-TAKEOVER PROVISIONS THAT COULD DELAY OR PREVENT A
  CHANGE IN CONTROL OF F5.

    Provisions of our articles of incorporation and bylaws, as well as provisions of Washington law, may make it more difficult for a third party to acquire us, even if doing so would be beneficial to our shareholders. See "Description of Capital Stock."

SUBSTANTIAL SALES OF SHARES MAY IMPACT THE MARKET PRICE OF OUR COMMON STOCK.

    If our shareholders sell substantial amounts of our common stock, including shares issued upon the exercise of outstanding options and warrants, the market price of our common stock may fall. Such sales might also make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. After completion of this offering, we will have outstanding 17,877,469 shares of common stock, assuming no exercise of outstanding options or warrants after March 31, 1999. See "Shares Eligible for Future Sale" and "Underwriting."

WE MAY SPEND THE OFFERING PROCEEDS IN WAYS WITH WHICH OUR SHAREHOLDERS MAY NOT
  AGREE.

    The majority of the net proceeds of this offering are not allocated for specific uses and our management can spend most of the proceeds from this offering in ways with which our shareholders may not agree. We cannot predict that the proceeds will be invested to yield a favorable return. See "Use of Proceeds."

                           FORWARD LOOKING STATEMENTS

    Certain statements under the captions "Prospectus Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," and elsewhere in this prospectus are "forward-looking statements." These forward-looking statements include, but are not limited to, statements about our plans, objectives, expectations and intentions and other statements contained in the prospectus that are not historical facts. When used in this prospectus, the words "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and similar expressions are generally intended to identify forward-looking statements. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including our plans, objectives, expectations and intentions and other factors discussed under "Risk Factors."

                                USE OF PROCEEDS


    F5 will receive net proceeds of $25,748,000 from the sale of 2,860,000 shares of common stock at the initial public offering price of $10.00 per share after deducting underwriting commissions and discounts of $2,002,000 and estimated expenses of $850,000. We will not receive any proceeds from the sale of common stock by the selling shareholder. The principal purpose of this offering is to create a public market for the common stock of F5.


    We intend to use the proceeds of this offering for working capital and general corporate purposes, including increased expenditures for sales and marketing, research and development and professional services and technical support. We intend to use approximately $6.0 million from the net proceeds of this offering to expand our sales and marketing capabilities, approximately $5.0 million to fund increases in our research and development activities and approximately $3.0 million to expand our professional services and technical support capabilities. We may also use some of the proceeds for strategic acquisitions of products and technologies that will complement or extend our existing Internet traffic management solutions, although we are not currently planning any of these transactions. Pending these uses, we intend to invest the net proceeds of the initial public offering in investment grade interest-bearing securities.

    The preceding allocations are only an estimate and the amounts that we actually expend for working capital and general corporate purposes will vary significantly depending on a number of factors, including future revenue growth and the amount of cash we generate from operations. As a result, we will retain broad discretion in the allocation and use of the net proceeds of this offering. See "Risk Factors--We may spend the offering proceeds in ways with which our shareholders may not agree."

                                DIVIDEND POLICY

    F5 has never declared or paid any cash dividends on shares of its common stock. We intend to retain any future earnings for future growth and do not anticipate paying any cash dividends in the foreseeable future.

                                 CAPITALIZATION


    The following table sets forth the capitalization of F5 as of March 31, 1999
(1) on an actual basis, (2) on a pro forma basis, after giving effect to the conversion of all outstanding shares of preferred stock into common stock and
(3) on a pro forma basis as adjusted to reflect, our receipt of the estimated net proceeds from the sale of 2,860,000 shares of common stock offered by us at the initial public offering price of $10.00 per share and the filing of our amended articles of incorporation upon the closing of this offering.


    The capitalization information set forth in the table below is qualified by, and should be read in conjunction with, the more detailed financial statements and notes of F5 appearing elsewhere in this prospectus.


                                                                                    MARCH 31, 1999
                                                                      ------------------------------------------
                                                                                                     PRO FORMA
                                                                       ACTUAL     PRO FORMA (1)     AS ADJUSTED
                                                                      ---------  ----------------  -------------
                                                                                    (IN THOUSANDS)
                                                                                     (UNAUDITED)
Redeemable convertible preferred stock:
    Series D convertible: no par value,
      1,138,438 shares issued and outstanding, actual;
      no shares issued and outstanding, pro forma and pro forma as
      adjusted......................................................  $   7,688     $       --       $      --
                                                                      ---------        -------     -------------
Shareholders' equity:
    Preferred stock: no par value, 10,000,000 shares authorized,
      1,806,250 shares issued and outstanding, actual; 10,000,000 shares authorized, no shares issued and outstanding, pro forma
      and pro forma as adjusted.....................................      4,197             --              --
    Common stock: no par value, 50,000,000 shares authorized,
      6,903,093 issued and outstanding, actual; 50,000,000 shares authorized, 15,017,469 shares issued and outstanding, pro
      forma; and 100,000,000 shares authorized, 17,877,469 shares
      issued and outstanding, pro forma as adjusted.................      8,132         20,017          45,765
    Note receivable from shareholder................................       (750)          (750)           (750)
    Unearned compensation...........................................     (4,643)        (4,643)         (4,643)
    Accumulated deficit.............................................    (10,617)       (10,617)        (10,617)
                                                                      ---------        -------     -------------
        Total shareholders' equity (deficit)........................     (3,681)         4,007          29,755
                                                                      ---------        -------     -------------
        Total capitalization........................................  $   4,007     $    4,007       $  29,755
                                                                      ---------        -------     -------------
                                                                      ---------        -------     -------------


------------------------

(1) Pro forma reflects the conversion upon the closing of this offering of each outstanding share of preferred stock into common stock as follows:

                                                                              AS
                                                           OUTSTANDING    CONVERTED
                                                          -------------   ----------
    Series A preferred stock............................      400,000     2,400,000
    Series B preferred stock............................    1,250,000     2,500,000
    Series C preferred stock............................      156,250       937,500
    Series D preferred stock............................    1,138,438     2,276,876

This capitalization table excludes the following shares:

    - 2,425,805 shares subject to options outstanding as of March 31, 1999 with a weighted average exercise price of $0.74 per share;

    - 2,904,352 additional shares that could be issued under our stock plans, including 2,600,000 shares reserved for issuance under our stock plans but subject to shareholder approval; and

    - 2,212,500 shares that could be issued upon exercise of warrants outstanding as of March 31, 1999 with a weighted average exercise price of $0.75 per share.

                                    DILUTION


    F5's pro forma net tangible book value as of March 31, 1999 was $3.9 million, or $0.26 per share, after giving effect to the conversion of all outstanding preferred stock into common stock on a pro forma basis. Pro forma net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the number of shares of our common stock outstanding on a pro forma basis. Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the net tangible book value per share of common stock immediately after the completion of this offering. After giving effect to the sale of the 2,860,000 shares of common stock offered by us hereby at the initial public offering price of $10.00 per share and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value at March 31, 1999 would have been $29.7 million, or approximately $1.66 per share. This represents an immediate increase in pro forma net tangible book value of $1.40 per share to existing shareholders and an immediate dilution in net tangible book value of $8.34 per share to new investors of common stock in this offering. The following table illustrates this dilution on a per share basis:



Initial public offering price per share...................................................             $   10.00
    Pro forma net tangible book value per share as of March 31, 1999......................  $    0.26
    Increase in net tangible book value per share attributable to new investors...........       1.40
                                                                                            ---------
Pro forma net tangible book value per share after this offering...........................                  1.66
                                                                                                       ---------
Dilution in net tangible book value per share to new investors............................             $    8.34
                                                                                                       ---------
                                                                                                       ---------



    The following table sets forth, on a pro forma basis as of March 31, 1999, after giving effect to the conversion of all outstanding preferred stock into common stock, the difference between the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid by existing holders of common stock and by the new investors, before deducting underwriting discounts and commissions and estimated offering expenses payable by us, at the initial public offering price of $10.00 per share.



                                                      SHARES PURCHASED       TOTAL CONSIDERATION      AVERAGE
                                                   ----------------------  -----------------------   PRICE PER
                                                    NUMBER      PERCENT      AMOUNT      PERCENT       SHARE
                                                   ---------  -----------  ----------  -----------  -----------
Existing shareholders............................  15,017,469       84.0%  $13,963,000       32.8%   $    0.93
New investors....................................  2,860,000        16.0%  28,600,000        67.2        10.00
                                                   ---------  -----------  ----------  -----------
        Total....................................  17,877,469      100.0%  $42,563,000      100.0%
                                                   ---------  -----------  ----------  -----------
                                                   ---------  -----------  ----------  -----------


    The foregoing tables assume no exercise of the underwriters' over-allotment option and exclude the following: 2,425,805 shares subject to options outstanding as of March 31, 1999 with a weighted average exercise price of $0.74 per share; 2,904,352 additional shares that could be issued under our stock plans, including 2,600,000 shares reserved for issuance under our stock plans but subject to shareholder approval; and 2,212,500 shares that could be issued upon exercise of warrants outstanding as of March 31, 1999 with a weighted average exercise price of $0.75 per share. To the extent that any shares are issued upon exercise of outstanding options or warrants or reserved for future issuance under our stock plans, there will be further dilution to new investors. See "Management--Incentive Stock Plans" and "Description of Capital Stock."

    The sale by the selling shareholder in this offering will reduce the number of shares of common stock held by existing shareholders to 14,877,469, or approximately 83.2% of the total number of shares of common stock outstanding upon the closing of this offering and will increase the number of shares held by new public investors to 3,000,000, or approximately 16.8% of the total number of shares of common stock outstanding after this offering. See "Principal and Selling Shareholders."

                            SELECTED FINANCIAL DATA

    The selected statement of operations data for the period February 26, 1996, inception, to September 30, 1996, and for the years ended September 30, 1997 and 1998 and the balance sheet data at September 30, 1997 and 1998 are derived from the financial statements of F5, which have been audited by PricewaterhouseCoopers LLP, independent accountants, and included elsewhere in this prospectus. The financial data as of and for the periods ended March 31, 1998 and 1999 are unaudited, but have been prepared on a basis consistent with the audited financial statements of F5 and the notes thereto and include all adjustments (constituting only normal recurring adjustments) which F5 considered necessary for a fair presentation of the information. The results of operations for the six months ended March 31, 1999 are not necessarily indicative of results to be expected for the year or for any future periods. The data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and the notes thereto included elsewhere in this prospectus (in thousands, except per share data).

                                                                                FISCAL YEAR ENDED      SIX MONTHS ENDED
                                                              PERIOD FROM
                                                             FEB. 26, 1996        SEPTEMBER 30,           MARCH 31,
                                                            (INCEPTION) TO     --------------------  --------------------
                                                            SEPT. 30, 1996       1997       1998       1998       1999
                                                          -------------------  ---------  ---------  ---------  ---------
                                                                                                         (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Net revenues:
  Products..............................................       $       2       $     229  $   4,119  $   1,608  $   5,428
  Services..............................................              --              --        770        229      1,029
                                                                  ------       ---------  ---------  ---------  ---------
Total net revenues......................................               2             229      4,889      1,837      6,457
                                                                  ------       ---------  ---------  ---------  ---------
Cost of net revenues:
  Products..............................................               1              71      1,091        402      1,449
  Services..............................................              --              --        314         57        580
                                                                  ------       ---------  ---------  ---------  ---------
Total cost of net revenues..............................               1              71      1,405        459      2,029
                                                                  ------       ---------  ---------  ---------  ---------
  Gross profit..........................................               1             158      3,484      1,378      4,428
                                                                  ------       ---------  ---------  ---------  ---------
Operating expenses:
  Sales and marketing...................................              62             565      3,881      1,342      5,103
  Research and development..............................             103             569      1,810        534      2,344
  General and administrative............................             180             383      1,041        438      1,191
  Amortization of unearned compensation.................               4              69        420         91      1,038
                                                                  ------       ---------  ---------  ---------  ---------
    Total operating expenses............................             349           1,586      7,152      2,405      9,676
                                                                  ------       ---------  ---------  ---------  ---------
Loss from operations....................................            (348)         (1,428)    (3,668)    (1,027)    (5,248)
Interest income (expense), net..........................              18             (28)        (4)       (19)        89
                                                                  ------       ---------  ---------  ---------  ---------
Net loss................................................       $    (330)      $  (1,456) $  (3,672) $  (1,046) $  (5,159)
                                                                  ------       ---------  ---------  ---------  ---------
                                                                  ------       ---------  ---------  ---------  ---------
Net loss per share--basic and diluted...................       $   (0.06)      $   (0.24) $   (0.60) $   (0.17) $   (0.82)
                                                                  ------       ---------  ---------  ---------  ---------
                                                                  ------       ---------  ---------  ---------  ---------
Weighted average shares--basic and diluted..............           5,932           6,000      6,086      6,258      6,297
                                                                  ------       ---------  ---------  ---------  ---------
                                                                  ------       ---------  ---------  ---------  ---------
Pro forma net loss per share (unaudited):
  Net loss per share--basic and diluted.................                                  $   (0.26)            $   (0.36)
                                                                                          ---------             ---------
                                                                                          ---------             ---------
  Weighted average shares--basic and diluted............                                     14,201                14,412
                                                                                          ---------             ---------
                                                                                          ---------             ---------

                                                                       SEPTEMBER 30,               MARCH 31,
                                                            -----------------------------------  -------------
                                                               1996         1997        1998         1999
                                                                ---          ---      ---------  -------------
                                                                                                  (UNAUDITED)
BALANCE SHEET DATA:
Cash and cash equivalents.................................   $     624    $     143   $   6,206    $   2,460
Working capital (deficit).................................         617         (317)      6,763        2,561
Total assets..............................................         817          919       9,432        8,516
Long-term obligations.....................................          29          216          --           --
Redeemable convertible preferred stock....................          --           --       7,688        7,688
Shareholders' equity (deficit)............................         737         (231)        (80)      (3,681)

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    THE FOLLOWING MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS SHOULD BE READ IN CONJUNCTION WITH OUR FINANCIAL STATEMENTS AND NOTES. OUR DISCUSSION CONTAINS FORWARD-LOOKING STATEMENTS BASED UPON CURRENT EXPECTATIONS THAT INVOLVE RISKS AND UNCERTAINTIES, SUCH AS OUR PLANS, OBJECTIVES, EXPECTATIONS AND INTENTIONS. OUR ACTUAL RESULTS AND THE TIMING OF CERTAIN EVENTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS, INCLUDING THOSE SET FORTH UNDER "RISK FACTORS," "BUSINESS" AND ELSEWHERE IN THIS PROSPECTUS.

OVERVIEW

    F5 is a leading provider of integrated Internet traffic management solutions designed to improve the availability and performance of mission-critical Internet-based servers and applications. We were incorporated on February 26, 1996 and began operations in April 1996. During the period from February 26, 1996 through September 30, 1996, we were a development stage enterprise and had no product revenues. Our operating activities during this period related primarily to developing our initial product, recruiting personnel, building our corporate infrastructure and raising capital.

    In July 1997, we released our first version of our BIG/ip-Registered Trademark- Controller, and began to expand our operations. We increased our investments in research and development, marketing programs, domestic and international sales channels, customer support and services and our general and administrative infrastructure. Since June 30, 1997, we have:

    - hired more than 130 employees;

    - hired sales representatives in six domestic locations;

    - hired professional services and customer support personnel in five domestic locations;

    - released several upgrades to BIG/ip;

    - released two new products, our 3DNS-TM- Controller and our see/IT-TM-Network Management Console;

    - engaged sales representatives in the European and Asia Pacific markets;
      and

    - established a distributor relationship with one international reseller.


    Our net revenues grew from $229,000 for the year ended September 30, 1997 to $4.9 million for the year ended September 30, 1998, and were $6.5 million for the six months ended March 31, 1999. Currently, we derive approximately 75% of our revenues from sales of BIG/ip. One of our resellers, Exodus Communications, accounted for 19.1% of our net revenues for the six months ended March 31, 1999 and 18.3% of our accounts receivable balance at March 31, 1999. In addition, we expect to derive a significant portion of our net revenues from sales of BIG/ip in the future.


    Net revenues derived from customers located outside of the United States were $15,000 in 1997, $172,000 in 1998 and $327,000 for the six months ended
March 31, 1999. We plan to expand our international operations significantly, particularly in selected countries in the European and Asia Pacific markets, because we believe international markets represent a significant growth opportunity. The expansion of our international operations will be subject to a variety of risks that could significantly harm our business and results of operations.

    Customers who purchase BIG/ip or 3DNS receive installation services and an initial customer support contract, typically covering a 12-month period. Customers may also purchase consulting services and renew their initial customer support contract. As of March 31, 1999, approximately 80% of our customers have renewed their initial customer support contract. Based on our limited operating history, it is difficult to predict what our rate of renewals will be in the future. We generally combine the software license, installation, and customer support elements of our products into a package with a single price. We allocate a portion of the sales price to each element of the bundled package based on their respective fair values when the individual elements are sold separately. Revenues from the license of software are recognized when the product has been shipped and the customer is obligated to pay for the product. Installation revenue is recognized when the product has been installed at the customer's site. Revenues for customer support are recognized on a straight-line basis over the service contract term. Consulting services are customarily billed at fixed rates, plus out-of-pocket expenses. Our ordinary payment terms to our customers are net 30 days, but we have extended payment terms beyond net 30 days to some customers. Estimated sales returns are based on historical experience by product and are recorded at the time revenues are recognized.

    We have incurred losses since our inception, and as of March 31, 1999, had an accumulated deficit of $10.6 million. Our success in growing net revenues depends on increasing our customer base and expanding our product line as well as continued growth of the emerging Internet traffic management market. Accordingly, we intend to continue to invest heavily in sales and marketing, promotion of the F5 brand, customer service and support, research and development, operating infrastructure and general and administrative staff to support our growth. As a result of these investments, we expect that our operating expenses will increase significantly and that we will continue to incur substantial operating losses for the foreseeable future. To achieve and maintain profitability we will need to increase our net revenues significantly. Although we have experienced rapid growth in net revenues in recent periods, we may not be able to sustain these growth rates or achieve or sustain profitability.

    We have recorded a total of $6.2 million of unearned compensation costs since our inception through March 31, 1999. These charges represent the difference between the exercise price and the deemed fair value of certain stock options granted to our employees and outside directors. These options generally vest ratably over a four-year period. We are amortizing these costs over the vesting period of the options and have recorded unearned compensation charges of $69,000 and $420,000 for the years ended September 30, 1997 and 1998, respectively, and $91,000 and $1.0 million for the six months ended March 31, 1998 and 1999, respectively.

    We expect to recognize amortization expense related to unearned compensation of approximately $2.5 million, $1.8 million, $961,000 and $408,000 during the years ended September 30, 1999, 2000, 2001 and 2002, respectively. We cannot guarantee, however, that we will not accrue additional unearned compensation costs in the future or that our current estimate of these costs will prove accurate, either of which events could seriously harm our business and results of operations.

    We expense our research and development costs as incurred except for certain software development costs. Software development costs incurred in connection with product development are charged to research and development expense until technological feasibility is established. After that, until the product is released for sale, these software development costs are capitalized. These costs are then amortized over the estimated economic life of the products, generally two years.

    Through March 31, 1999, we capitalized a total of $201,000 of software development costs. We amortized $4,000 and $79,000 of these costs during the years ended September 30, 1997 and 1998, respectively, and $31,000 and $52,000 for the six months ended March 31, 1998 and 1999, respectively.

    In view of the rapidly changing nature of our business and our limited operating history, we believe that period-to-period comparisons of net revenues and operating results are not necessarily meaningful and should not be relied upon as indications of future performance. This is particularly true of companies such as ours that operate in new and rapidly evolving markets.

RESULTS OF OPERATIONS

    The following table sets forth certain financial data as a percentage of total net revenues for the periods indicated. Data for the period from inception, February 26, 1996, to September 30, 1996, are not presented because we did not have product revenues during that period. Further, we believe amounts from February 26, 1996 through September 30, 1996 are not comparable to the year ended September 30, 1997 due to different lengths of the respective periods and the rapid acceleration of our activities and related expenses throughout the 1997 period.

                                                                                                          SIX MONTHS ENDED
                                                                                       YEAR ENDED
                                                                                     SEPTEMBER 30,           MARCH 31,
                                                                                  --------------------  --------------------
                                                                                    1997       1998       1998       1999
                                                                                  ---------  ---------  ---------  ---------

                                                                                                            (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Net revenues:
  Products......................................................................      100.0%      84.3%      87.5%      84.1%
  Services......................................................................         --       15.7       12.5       15.9
                                                                                  ---------  ---------  ---------  ---------
    Total net revenues..........................................................      100.0      100.0      100.0      100.0

Cost of net revenues:
  Products......................................................................       31.0       22.3       21.9       22.4
  Services......................................................................         --        6.4        3.0        9.0
                                                                                  ---------  ---------  ---------  ---------
    Total cost of net revenues..................................................       31.0       28.7       24.9       31.4
                                                                                  ---------  ---------  ---------  ---------

    Gross margin................................................................       69.0       71.3       75.1       68.6

Operating expenses:
  Sales and marketing...........................................................      246.8       79.4       73.1       79.0
  Research and development......................................................      248.5       37.0       29.1       36.3
  General and administrative....................................................      167.2       21.3       23.8       18.5
  Amortization of unearned compensation.........................................       30.1        8.6        5.0       16.1
                                                                                  ---------  ---------  ---------  ---------
    Total operating expenses....................................................      692.6      146.3      131.0      149.9
                                                                                  ---------  ---------  ---------  ---------
Loss from operations............................................................     (623.6)     (75.0)     (55.9)     (81.3)
Interest income (expense), net..................................................      (12.2)      (0.1)      (1.0)       1.4
                                                                                  ---------  ---------  ---------  ---------
Net loss........................................................................     (635.8)%     (75.1)%     (56.9)%     (79.9)%
                                                                                  ---------  ---------  ---------  ---------
                                                                                  ---------  ---------  ---------  ---------

SIX MONTHS ENDED MARCH 31, 1998 AND 1999 (UNAUDITED)

    Net Revenues:

    Net revenues consist of sales of our products and services, which include software license and services. Services include revenue from service and support agreements provided as part of the initial product sale, sales of extended service and support contracts and consulting services.

    PRODUCT REVENUES. Product revenues increased by 237.6% from $1.6 million for the six months ended March 31, 1998 to $5.4 million for the six months ended March 31, 1999. This increase in product revenues was due primarily to an increase in the quantity of our products sold through our direct and indirect sale channels.

    SERVICE REVENUES. Service revenues increased by 349.3% from $229,000 for the six months ended March 31, 1998 to $1.0 million for the six months ended March 31, 1999. This increase was due primarily to an increase in the installed base of our products which resulted in increased revenues from service and support contracts.

    As our net revenue base increases, we do not believe we can sustain percentage growth rates of net revenues that we have experienced historically.

    Cost of Net Revenues:

    Cost of net revenues consists primarily of out-sourced hardware components and manufacturing, fees for third-party software products integrated into our products, service and support personnel and an allocation of our facilities and depreciation expenses.


    COST OF PRODUCT REVENUES. Cost of product revenues, increased 260.4%, from $402,000 for the six months ended March 31, 1998 to $1.4 million for the six months ended March 31, 1999. This increase was due primarily to higher sales volumes. Cost of product revenues increased as a percent of product revenues from 25.0% for the six months ended March 31, 1998, to 26.7% for the six months ended March 31, 1999. This increase was due primarily to an increase in the percentage of product revenues generated from resellers who buy our products for lower average prices than our direct sales prices. Resellers accounted for approximately 5.9% of our product revenues for the six months ended March 31, 1998, and approximately 39.4% of our product revenues for the six months ended March 31, 1999. To the extent that we experience price erosion or sales of our products by resellers increase more rapidly than direct sales, our profit margins will decline.


    COST OF SERVICE REVENUES. Cost of service revenues increased 917.5%, from $57,000 for the six months ended March 31, 1998 to $580,000 for the six months ended March 31, 1999. Cost of service revenues increased as a percent of service revenues from 24.9% for the six months ended March 31, 1998 to 56.4% for the six months ended March 31, 1999. The increases in cost of service revenues in absolute dollars and as a percent of service revenues was due primarily to increases in service and support personnel.

    SALES AND MARKETING. Our sales and marketing expenses consist primarily of salaries, commissions and related benefits of our sales and marketing staff, costs of our marketing programs, including public relations, advertising and trade shows and an allocation of our facilities and depreciation expenses. Sales and marketing expenses increased by 280.3%, from $1.3 million for the six months ended March 31, 1998 to $5.1 million for the six months ended March 31, 1999. This increase was due to an increase in sales and marketing personnel and professional services personnel from 24 to 54, and increased advertising and promotional activities. We expect to increase sales and marketing expenses in order to grow net revenues and expand our brand awareness.

    RESEARCH AND DEVELOPMENT. Our research and development expenses consist primarily of salaries and related benefits for our product development personnel and an allocation of our facilities and depreciation expenses. Research and development expenses increased by 339.0%, from $534,000 for the six months ended March 31, 1998 to $2.3 million for the six months ended March 31, 1999. This increase was due to an increase in product development personnel from 9 to 46. Our future success is dependent in large part on the continued enhancement of our current products and our ability to develop new, technologically advanced products that meet the sophisticated needs of our customers. We expect research and development expenses to increase in future periods.

    GENERAL AND ADMINISTRATIVE. Our general and administrative expenses consist primarily of salaries, benefits and related costs of our executive, finance, human resource and legal personnel, third-party professional service fees, and an allocation of our facilities and depreciation expenses. General and administrative expenses increased by 171.9% from $438,000 for the six months ended March 31, 1998 to $1.2 million for the six months ended March 31, 1999. This increase was due primarily to an increase in general and administrative personnel from 7 to 24. We expect general and administrative expenses to increase as we expand our staff, further develop our internal information systems and incur costs associated with being a publicly held company.

    UNEARNED COMPENSATION. We recorded unearned compensation charges of $91,000 and $1.0 million for the six months ended March 31, 1998 and 1999, respectively. See Note 8 of notes to our financial statements.

    INTEREST INCOME (EXPENSE) NET. Interest income consists of earnings on our cash and cash equivalent balances offset by interest expense associated with debt obligations. Net interest expense was $19,000 for the six months ended March 31, 1998 compared to net interest income of $89,000 for the six months ended March 31, 1999. This increase was due primarily to increased interest earned on cash and cash equivalents received from the sale of preferred stock in August 1998.

    INCOME TAXES. There was no provision for federal or state income taxes for any period as we have incurred operating losses since inception. As of September 30, 1998, we had approximately $4.6 million of net operating loss carryforwards for federal income tax purposes. Utilization of the net operating loss carryforwards may be subject to annual limitations due to the ownership change limitations contained in the Internal Revenue Code of 1986 and similar state provisions. Annual limitations may result in the expiration of the net operating losses before we can utilize them. The federal net operating loss carryforwards will expire at various dates beginning in 2011 through 2018 if we do not use them. See Note 5 of notes to our financial statements.

YEARS ENDED SEPTEMBER 30, 1997 AND 1998

    Net Revenues:

    PRODUCT REVENUES. Product revenues increased by 1,698.7% from $229,000 in 1997 to $4.1 million in 1998. This increase was due primarily to an increase in the quantity of our products sold.

    SERVICE REVENUES. There were no service revenues in 1997 because the initial product sales during that period did not include a service and support contract. Beginning in fiscal year 1998, our products included a service and support contract. Service revenues were $770,000 in 1998. This increase in service revenues was due to an increase in the installed base of our products which included a service and support contract.

    Cost of Net Revenues:

    COST OF PRODUCT REVENUES. Cost of product revenues increased by 1,436.6% from $71,000 in 1997 to $1.1 million in 1998. This increase was due primarily to the increase in our products sold. Cost of product revenues as a percentage of net revenues decreased from 31.0% to 26.5% due to a decrease in direct product costs including costs of manufacturing personnel as a percentage of revenue.

    COST OF SERVICE REVENUES. Cost of service revenues was $314,000 in 1998. Cost of service revenues as a percent of service revenues was 40.8% in 1998. We expect that the cost of service revenues will fluctuate in the future based on the rate of increase in service and support personnel compared with increases in service revenues.

    SALES AND MARKETING. Our sales and marketing expenses increased by 586.9%, from $565,000 in 1997 to $3.9 million in 1998. This increase was due primarily to investing in our sales and marketing infrastructure, both domestically and internationally. These investments included an increase in our sales and marketing and professional services personnel from 7 to 37, recruiting fees, travel expenses, and increased marketing activities, including advertising, trade shows and other promotional expenses. Sales and marketing expenses decreased from 246.8% of net revenues in 1997 to 79.4% of net revenues in 1998. This percentage decrease was due primarily to our net revenues growing faster than our sales and marketing expenses.

    RESEARCH AND DEVELOPMENT. Our research and development expenses increased by 218.1% from $569,000 in 1997 to $1.8 million in 1998. This increase was due primarily to an increase in our software engineers and other technical staff from 9 to 27. Research and development expenses decreased from 248.5% of our net revenues in 1997 to 37.0% of our net revenues in 1998. This percentage decrease was due primarily to our net revenues growing faster than our research and development expenses.

    GENERAL AND ADMINISTRATIVE. Our general and administrative expenses increased by 171.8% from $383,000 in 1997 to $1.0 million in 1998. This increase was due primarily to an increase in general and administrative personnel from 4 to 16. General and administrative costs decreased from 167.2% of our net revenues in 1997 to 21.3% of our net revenues in 1998. This percentage decrease was due primarily to our net revenues growing faster than our general and administrative expenses.

    INTEREST INCOME (EXPENSE), NET. Net interest expense was $28,000 in 1997 compared to net interest expense of $4,000 in 1998. This decrease was due primarily to increased interest earned on cash and cash equivalents received from the sale of our preferred stock in August 1998.

QUARTERLY RESULTS OF OPERATIONS

    The following tables present our unaudited quarterly results of operations for the seven quarters ended March 31, 1999 in dollars and as a percentage of net revenues. You should read the following tables in conjunction with our financial statements and related notes in this prospectus. We have prepared this unaudited information on the same basis as the audited financial statements. These tables include all adjustments, consisting only of normal recurring adjustments that we consider necessary for a fair presentation of our operating results for the quarters presented. You should not draw any conclusions about our future results from the results of operations for any quarter.

                                                                                 THREE MONTHS ENDED
                                                 ----------------------------------------------------------------------------------
                                                   SEPT. 30,       DEC. 31,     MARCH 31,   JUNE 30,     SEPT. 30,       DEC. 31,
                                                     1997            1997         1998        1998         1998            1998
                                                 -------------   ------------   ---------   --------   -------------   ------------
                                                                                   (IN THOUSANDS)
                                                                                    (UNAUDITED)
Net revenues:
  Products.....................................      $ 166          $ 742        $  866     $   929       $ 1,582        $ 2,282
  Services.....................................         --            100           129         215           326            413
                                                     -----          -----       ---------   --------   -------------      ------
    Total net revenues.........................        166            842           995       1,144         1,908          2,695

Cost of net revenues:
  Products.....................................         55            201           202         291           397            624
  Services.....................................         --              9            47         115           143            196
                                                     -----          -----       ---------   --------   -------------      ------
    Total cost of net revenues.................         55            210           249         406           540            820
                                                     -----          -----       ---------   --------   -------------      ------

    Gross profit...............................        111            632           746         738         1,368          1,875
                                                     -----          -----       ---------   --------   -------------      ------

Operating expenses:
  Sales and marketing..........................        203            555           787       1,097         1,442          2,216
  Research and development.....................        210            194           340         525           751          1,020
  General and administrative...................        110            202           236         252           351            525
  Amortization of unearned compensation........         69             31            60         114           215            368
                                                     -----          -----       ---------   --------   -------------      ------
    Total operating expenses...................        592            982         1,423       1,988         2,759          4,129
                                                     -----          -----       ---------   --------   -------------      ------
Loss from operations...........................       (481)          (350)         (677)     (1,250)       (1,391)        (2,254)
Interest income (expense), net.................        (26)           (23)            4          (2)           17             58
                                                     -----          -----       ---------   --------   -------------      ------
Net loss.......................................      $(507)         $(373)       $ (673)    $(1,252)      $(1,374)       $(2,196)
                                                     -----          -----       ---------   --------   -------------      ------
                                                     -----          -----       ---------   --------   -------------      ------


                                                 MARCH 31,
                                                   1999
                                                 ---------

Net revenues:
  Products.....................................   $3,146
  Services.....................................      616
                                                 ---------
    Total net revenues.........................    3,762
Cost of net revenues:
  Products.....................................      825
  Services.....................................      384
                                                 ---------
    Total cost of net revenues.................    1,209
                                                 ---------
    Gross profit...............................    2,553
                                                 ---------
Operating expenses:
  Sales and marketing..........................    2,887
  Research and development.....................    1,324
  General and administrative...................      666
  Amortization of unearned compensation........      670
                                                 ---------
    Total operating expenses...................    5,547
                                                 ---------
Loss from operations...........................   (2,994)
Interest income (expense), net.................       31
                                                 ---------
Net loss.......................................   $(2,963)
                                                 ---------
                                                 ---------

                                                                                 THREE MONTHS ENDED
                                                 ----------------------------------------------------------------------------------
                                                   SEPT. 30,       DEC. 31,     MARCH 31,   JUNE 30,     SEPT. 30,       DEC. 31,
                                                     1997            1997         1998        1998         1998            1998
                                                 -------------   ------------   ---------   --------   -------------   ------------
                                                                                   (IN THOUSANDS)
                                                                                    (UNAUDITED)
Net revenues:
  Products.....................................      100.0%          88.1%         87.0%       81.2%        82.9%          84.7%
  Services.....................................         --           11.9          13.0        18.8         17.1           15.3
                                                    ------          -----       ---------   --------       -----          -----
    Total net revenues.........................      100.0          100.0         100.0       100.0        100.0          100.0

Cost of net revenues:
  Products.....................................       33.1           23.9          20.3        25.4         20.8           23.1
  Services.....................................         --            1.0           4.7        10.1          7.5            7.3
                                                    ------          -----       ---------   --------       -----          -----
    Total cost of net revenues.................       33.1           24.9          25.0        35.5         28.3           30.4
                                                    ------          -----       ---------   --------       -----          -----

    Gross margin...............................       66.9           75.1          75.0        64.5         71.7           69.6
                                                    ------          -----       ---------   --------       -----          -----

Operating expenses:
  Sales and marketing..........................      122.3           65.9          79.1        95.9         75.5           82.2
  Research and development.....................      126.5           23.0          34.2        45.9         39.4           37.8
  General and administrative...................       66.3           24.0          23.7        22.0         18.4           19.5
  Amortization of unearned compensation........       41.5            3.7           6.0        10.0         11.3           13.7
                                                    ------          -----       ---------   --------       -----          -----
    Total operating expenses...................      356.6          116.6         143.0       173.8        144.6          153.2
                                                    ------          -----       ---------   --------       -----          -----
Loss from operations...........................     (289.7)         (41.5)        (68.0)     (109.3)       (72.9)         (83.6)
Interest income (expense), net.................      (15.7)          (2.8)          0.4        (0.1)         0.9            2.1
                                                    ------          -----       ---------   --------       -----          -----
Net loss.......................................     (305.4)%        (44.3)%       (67.6)%    (109.4)%      (72.0)%        (81.5)%
                                                    ------          -----       ---------   --------       -----          -----
                                                    ------          -----       ---------   --------       -----          -----


                                                 MARCH 31,
                                                   1999
                                                 ---------

Net revenues:
  Products.....................................     83.6%
  Services.....................................     16.4
                                                 ---------
    Total net revenues.........................    100.0
Cost of net revenues:
  Products.....................................     21.9
  Services.....................................     10.2
                                                 ---------
    Total cost of net revenues.................     32.1
                                                 ---------
    Gross margin...............................     67.9
                                                 ---------
Operating expenses:
  Sales and marketing..........................     76.7
  Research and development.....................     35.2
  General and administrative...................     17.8
  Amortization of unearned compensation........     17.8
                                                 ---------
    Total operating expenses...................    147.5
                                                 ---------
Loss from operations...........................    (79.6)
Interest income (expense), net.................      0.8
                                                 ---------
Net loss.......................................    (78.8)%
                                                 ---------
                                                 ---------

    Our quarterly operating results have fluctuated significantly and we expect that future operating results will be subject to similar fluctuations for a variety of factors, many of which are substantially outside our control. See "Risk Factors--Our quarterly operating results are volatile and future operating results remain uncertain."

LIQUIDITY AND CAPITAL RESOURCES

    Since our inception, we have primarily financed our operations through private placements of our preferred stock. Through March 31, 1999, gross proceeds from private placements of preferred stock totaled approximately $12.4 million. To a lesser extent, we have financed our operations through equipment financing, traditional lines of credit, and the exercise of options and warrants to purchase common stock.

    As of March 31, 1999, we had cash and cash equivalents of $2.5 million, an increase of $2.3 million from cash and cash equivalents held as of March 31, 1998. This increase was due primarily to the sale of our preferred stock, which raised approximately $9.2 million, offset by cash used in operating activities and purchases of property and equipment.

    We have a $2.0 million working capital revolving line of credit with a lender that is collateralized by all of our accounts receivable and bears interest at the lender's prime rate plus one-half percent. This facility allows us to borrow up to the lesser of 75% of our eligible accounts receivable or $2.0 million. The agreement under which the line of credit was established contains certain covenants, including a provision requiring us to maintain specific financial ratios. As of March 31, 1999, there were no outstanding borrowings under this line of credit. We also had a capital equipment line with a lender for $100,000. This line expired in August 1998 and was never utilized.

    Cash used in our operating activities was $1.4 million in 1997, $3.4 million in 1998 and $3.5 million for the six months ended March 31, 1999. These net cash outflows resulted from operating losses as well as increases in accounts receivable due to increased sales and other current assets and were partially offset by increases in accounts payable, accrued liabilities and deferred revenues.

    Net cash used in investing activities since our inception through March 31, 1999 was approximately $1.9 million, substantially all of which was used for the purchase of property and equipment. We expect capital expenditures to increase in the second half of fiscal 1999 due to the costs of expansion and expenditures for information systems and test equipment.

    As of March 31, 1999, our principal commitment consisted of obligations outstanding under operating leases. In March 1999, we agreed to lease approximately 20,000 square feet in a facility located in Seattle, Washington, for a term of 60 months. The annual cost of this lease is approximately $397,000, subject to annual adjustments. Although we have no other material commitments, we anticipate a substantial increase in our capital expenditures and lease commitments consistent with anticipated growth in our operations, infrastructure and personnel. In the future we may also require a larger inventory of products in order to provide better availability to customers and achieve purchasing efficiencies.

    We intend to substantially increase our operating expenses. These operating expenses will consume a material amount of our cash resources, including a portion of the net proceeds of this offering. We believe that the net proceeds from this offering, cash from operations and borrowings under our credit facility will be sufficient to meet our working capital and capital expenditures needs for at least the next twelve months. After that we may need to raise additional funds, and additional financing may not be available on favorable terms, if at all. Further, if we issue additional equity securities, shareholders may experience dilution, and the new equity securities may have rights, preferences or privileges senior to those of existing holders of our common stock. If we cannot raise funds, if needed, on acceptable terms, we may not be able to develop new products or enhance our existing products, take advantage of future opportunities or respond to competitive pressures or unanticipated requirements. This may seriously harm our business and results of operations.

RECENT ACCOUNTING PRONOUNCEMENTS

    As of October 1, 1998 we adopted Financial Accounting Standards Board Statement No. 130, "Reporting Comprehensive Income," which establishes standards for reporting and displaying comprehensive income and its components in a full set of general-purpose financial statements. We had no material components of comprehensive income. The adoption of this statement has had no impact on our financial position, shareholders' equity (deficit), results of operations or cash flows. Accordingly, our comprehensive loss for the three months ended December 31, 1998 is equal to our reported loss.

    Additionally, the Financial Accounting Standards Board issued Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information," which establishes standards for the way business enterprises report information in annual statements and interim financial reports regarding operating segments, products and services, geographic areas and major customers. This statement is effective for financial statements for fiscal years beginning after December 15, 1997. The adoption of this statement did not have a material impact on the way we report information in our financial statements.

    In March 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1 ("SOP 98-1"), "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," which establishes guidelines for the accounting for the costs of all computer software developed or obtained for internal use. We are required to adopt SOP 98-1 for the fiscal year beginning in October 1999. Our adoption of SOP 98-1 is not expected to have a material impact on our financial statements.

    In June 1998, the Financial Accounting Standards Board issued Statement No. 133 of Financial Accounting Standards, "Accounting for Derivative Instruments and Hedging Activities." This statement requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as a part of a hedge transaction and, if it is, the type of hedge transaction. This statement is effective for all fiscal quarters of all fiscal years beginning after June 15, 1999. We do not use derivative instruments, therefore the adoption of this statement will not have any effect on our results of operations or financial position.

YEAR 2000 COMPLIANCE

    BACKGROUND OF YEAR 2000 ISSUES. Many currently installed computer and communications systems and software products are unable to distinguish 21(st) century dates from 20(th) century dates. This situation could result in system failures or miscalculations causing business disruptions. As a result, many companies' software and computer and communications systems may need to be upgraded or replaced to become Year 2000 compliant.

    OUR PRODUCT TESTING AND LICENSING. We have tested all of our current products for Year 2000 compliance. We derived our testing method from our review and analysis of the Year 2000 testing practices of other software vendors, relevant industry Year 2000 compliance standards and the specific functionality and operating environments of our products. The tests are run on all supported platforms for each current release of our product and include testing for date calculations and internal storage of date information with test numbers starting in 1999 and going beyond the Year 2000. Based on these tests, we believe our products to be Year 2000 compliant with respect to date calculations and internal storage of date information.

    CUSTOMER CLAIMS. We may be subject to customer claims to the extent our products fail to operate properly as a result of the occurrence of the date January 1, 2000. Liability may result to the extent our products are not able to store, display, calculate, compute and otherwise process date-related data. We could also be subject to claims based on the failure of our products to work with software or hardware from other vendors.

    OUR EXTERNAL VENDORS. We periodically verify Year 2000 compliance by external vendors that supply us with material software and information systems and communicate with our significant suppliers to determine their Year 2000 readiness. As part of our assessment, we periodically evaluate the level of validation we require of third parties to ensure their Year 2000 readiness. To date, we have not encountered any material Year 2000 problems with software and information systems provided to us by third parties.

    OUR INTERNAL SYSTEMS. We periodically review our internal management information and other systems to identify any products, services or systems that may not be Year 2000 compliant and to take corrective action when required. To date, we have not encountered any material Year 2000 problems with our computer systems or any other equipment that might be subject to such problems.

    COSTS OF ADDRESSING YEAR 2000 COMPLIANCE. Based on our preliminary evaluations, we do not believe we will incur significant expenses or be required to invest heavily in computer system improvements to be Year 2000 compliant. We do not believe the cost of remediation for Year 2000 non-compliance issues identified to date will exceed $50,000. However, significant uncertainty exists concerning the potential costs and effects associated with Year 2000 compliance. Any Year 2000 compliance problem experienced by us or our customers could decrease demand for our products which could seriously harm our business and results of operations.

    CONTINGENCY PLANNING. We have not formulated a contingency plan at this time but expect to have specific contingency plans in place prior to November 30, 1999.

                                    BUSINESS

    THE FOLLOWING BUSINESS SECTION CONTAINS FORWARD-LOOKING STATEMENTS RELATING TO FUTURE EVENTS OR THE FUTURE FINANCIAL PERFORMANCE OF F5, WHICH INVOLVE RISKS AND UNCERTAINTIES. OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS, INCLUDING THOSE SET FORTH UNDER "RISK FACTORS" AND ELSEWHERE IN THIS PROSPECTUS.

OVERVIEW

    F5 is a leading provider of integrated Internet traffic management solutions designed to improve the availability and performance of mission-critical Internet-based servers and applications. Our products monitor and manage local and geographically dispersed servers and intelligently direct traffic to the server best able to handle a user's request. Our products are designed to help prevent system failure and provide timely responses to user requests and data flow. Our BIG/ip-Registered Trademark- and 3DNS-TM- Controllers, when combined with our see/IT-TM- Network Management Console, help organizations optimize their network server availability and performance and cost-effectively manage their Internet infrastructure. Our solutions are used by organizations who rely on the Internet as a fundamental component of their business. Our customers include Internet service providers, such as Exodus Communications, PSINet, MCI WorldCom, e-commerce companies and many other organizations that employ high-traffic Internet sites. Since shipping our first product in July 1997, we have sold our products to over 400 end-customers.

INDUSTRY BACKGROUND

    The Internet has emerged as a critical commerce and communications platform for businesses and consumers worldwide. International Data Corporation estimates that there were approximately 100 million Internet users at the end of 1998 and anticipates this number will grow to approximately 320 million by 2002. This dramatic growth in the number of Internet users coupled with the increased availability of powerful new tools and equipment that enable the development, processing and distribution of data across the Internet have led to a proliferation of Internet-based applications and services, such as e-commerce, e-mail, electronic file transfers and online interactive applications. At the same time that the number of users of, and uses for, the Internet has increased significantly, the complexity and volume of Internet traffic has increased dramatically. According to UUNet, Internet traffic doubles every 100 days.

    As a result of the Internet's growing popularity and capabilities, numerous businesses have come to rely on it as a fundamental commerce and communications tool. For example, a growing number of organizations, such as Web hosting and e-commerce companies, rely primarily on the Internet to transact business. In addition, many businesses are using the Internet to deploy mission-critical business applications in browser-based intranet and extranet computing environments. Failure to deliver the expected availability and performance for these Internet-based applications can result in a significant cost to the organization.

    This widespread proliferation in the use and importance of the Internet has strained many organizations' network infrastructures. In order to support the dramatic increases in Internet use and traffic, many organizations have aggressively expanded network server capacity. According to IBM, servers are being connected to the Internet at a rate of 53,000 per month. Network infrastructures are further strained by unpredictable traffic, the complexity of the network environment and the increased variety of data, including multimedia components and video clips. In this environment, organizations often deploy multiple servers in a group, or array, which contains individual application-specific servers or redundant servers that operate together as a virtual large server. Server arrays can reduce single points of failure and be a cost-effective way to increase the potential capacity of the system by providing the flexibility to add additional servers to the array as needed. The practice of geographically dispersing server arrays to help prevent system failure and direct traffic more efficiently is also a growing trend.

    While additional servers, redundant server configurations and geographically dispersed server sites help address an organization's rapidly increasing traffic, they also increase the organization's need for sophisticated Internet traffic management tools to help manage the availability and performance of its servers and applications. For optimal server array performance, intelligent devices are required to direct traffic and synchronize content across local and geographically dispersed servers. These intelligent devices, or load balancers, identify which server, whether local or remote, is best able to handle user requests.

    Most currently available Internet traffic management products are extensions to hardware-based routers, which lack the robust functionality required to support current mission-critical Internet-based servers and applications. These products are typically not designed to address application availability, nor do they meet the manageability and scalability required by organizations who depend on the Internet as a fundamental commerce and communications tool. As a result, we believe that traditional traffic management products do not adequately address the need to manage traffic flows and ensure the availability of mission-critical servers and applications in the rapidly changing Internet environment.

F5 SOLUTION

    We develop, market and support cost-effective, integrated Internet traffic management solutions designed to ensure that mission-critical Internet-based servers and applications are continuously available and perform reliably. Our products monitor and manage locally and geographically dispersed servers and intelligently direct traffic to the server best able to handle the user request. We believe that our products deliver Internet quality control by providing the following key benefits:

    HIGH SYSTEM AVAILABILITY. Our integrated suite of products works with servers deployed in a redundant server array over a local or wide area network to enhance network performance and reduce single points of failure. Our solutions continuously monitor network performance to enable real-time detection of server, application and content degradation or failure. Based on this information, our solutions automatically direct user requests to functioning servers and applications. Our products also enable network administrators to deploy new servers and take individual servers offline for routine maintenance without disrupting service to end users.

    INCREASED PERFORMANCE. Our products provide a significant performance improvement over other current approaches. Our solutions monitor server and application response time and verify content. This information is used to intelligently direct user requests to the server with the fastest response time. By intelligently allocating traffic throughout the network, our solutions reduce server overload conditions that may cause performance degradation.

    COST-EFFECTIVE SCALABILITY. Our solutions enable more efficient utilization of existing server capacity by intelligently allocating traffic among servers. This capability allows organizations to optimize the capacity of existing servers and, as traffic volume dictates, cost-effectively expand server capacity through incremental additions of relatively low cost servers rather than upgrading to larger, more expensive servers. Our solutions can be used with multiple heterogeneous hardware platforms, allowing organizations to protect their investments in their legacy hardware installations as well as integrate of future hardware investments.

    EASIER NETWORK MANAGEABILITY. Our products collect information that can be used to facilitate network management and planning from a central location. Leveraging our products' strategic location in the network, our solutions collect data that is crucial for traffic analysis and apply proprietary trend and analysis tools that synthesize this data so that network managers can forecast network requirements more accurately. In addition, we are in the process of developing solutions to automatically synchronize content across remote locations, thereby helping to ensure users access to the same content regardless of server location.

    ENHANCED NETWORK CONTROL. Our solutions enable organizations to prioritize and arrange network traffic based on user-defined criteria to meet their specific needs. For example, our products may be configured to utilize the most cost-efficient communication links or, alternatively, to achieve the most rapid response time.

STRATEGY

    Our objective is to be the leading provider of integrated Internet traffic management solutions designed to optimize network server availability and performance. Key components of our strategy include:

    OFFER A COMPLETE INTERNET TRAFFIC MANAGEMENT SOLUTION. We plan to continue expanding our existing suite of products to provide a complete Internet traffic management solution that further optimizes the availability and performance of network servers and applications. To support this objective, we have recently introduced our see/IT Network Management Console that communicates with our BIG/ip and 3DNS Controllers to enable real-time network monitoring and pro-active network management. Furthermore, we are currently developing our global/SITE-TM- Controller that is designed to ensure data integrity by automatically synchronizing content across local and geographically dispersed network servers. To further support our suite of products, we intend to continue to invest in our professional services group to provide the installation, training and support services required to help our customers optimize their use of our Internet traffic management solutions.

    INVEST IN TECHNOLOGY TO CONTINUE TO MEET CUSTOMER NEEDS. We plan to continue to invest in research and development to provide our customers with complete Internet traffic management solutions that meet their needs. Our current technology platform has been designed to quickly and easily expand the features and functionalities of our suite of products as well as develop additional products that address the complex and changing needs of our customers. We are also in the process of developing specialized software modules that will allow our customers to purchase products with specific features based on their specific requirements.

    EXPAND SALES CHANNELS AND GEOGRAPHIC SCOPE OF SALES. We plan to invest significant resources to expand our direct sales force and further develop our indirect sales channels. In addition to maintaining a strong direct sales force, we plan to expand our indirect sales channels through leading industry resellers, original equipment manufacturers, systems integrators, Internet service providers and other channel partners. Furthermore, we plan to pursue sales of our Internet traffic management solutions to governmental entities. We also plan to aggressively develop our direct and indirect international sales capabilities, particularly in selected countries in the European and Asia Pacific markets.

    LEVERAGE OUR MARKET LEADERSHIP TO CONTINUE TO BUILD THE F5 BRAND. We plan to continue building brand awareness that positions us as one of the leading providers of Internet traffic management solutions. Our goal is for the F5 brand to be synonymous with superior network performance, high quality customer service and ease of use. To achieve these objectives, we plan to increase our investments in a broad range of marketing programs, including active tradeshow participation, advertising in print publications, direct marketing, high-profile Web events and our Internet site.

    PURSUE STRATEGIC ACQUISITIONS. We may selectively pursue strategic acquisitions for products and technologies that will complement or expand our existing Internet traffic management solutions.

PRODUCTS AND TECHNOLOGY

    We have developed BIG/ip, 3DNS and see/IT as a suite of Internet traffic management products that facilitate high performance, high availability and scalable access to network server arrays located at a single site or across multiple, geographically dispersed sites. Our suite of products helps to ensure that Web servers can respond to ever-increasing Internet traffic. The following is a summary of our products currently available and under development:

-------------------------------------------------------------------------------------------

           PRODUCT NAME                          DESCRIPTION              INTRODUCTION DATE
BIG/ip-Registered Trademark-         Intelligent load balancer for local  July 1997
Controller                           area networks
3DNS-TM- Controller                  Intelligent load balancer for wide   September 1998
                                     area networks
see/IT-TM- Network Management        Traffic analysis and network         April 1999
Console                              management software application for
                                     BIG/ip and 3DNS
global/SITE-TM- Controller           File replication and                 Under development
                                     synchronization controller for
                                     managing content across
                                     geographically dispersed Internet
                                     sites

    BIG/IP CONTROLLER. BIG/ip is an intelligent load balancer consisting of our proprietary software, which we load on a pre-configured, industry-standard hardware platform. Situated between a network's routers and server array, BIG/ip continuously monitors the array of local servers to ensure application availability and performance and automatically directs user requests to the server best able to handle these requests. By quickly detecting application, server and network failures and directing service toward those servers and applications that are functioning properly, BIG/ip is designed to help prevent system failure and provide timely responses to user requests and data flow. BIG/ip offers a comprehensive choice of load-balancing algorithms that enables an organization to choose a load-balancing configuration that best suits its particular needs. Additionally, BIG/ip actively queries and checks content received from applications, thereby helping to ensure the quality of Web content. Thus, if a server and application are responding to users' requests with incorrect content, BIG/ip redirects requests to those servers and applications that are responding properly.

    BIG/ip is compatible with any system that uses the standard Internet communication method, also known as Internet protocol or IP, and can operate with multiple, heterogeneous hardware platforms. This enables organizations to leverage their existing infrastructure without limiting their options to meet future network needs. BIG/ip supports a wide variety of network protocols, including Web, e-mail, audio, video, database and file transfer protocol, which is the standard method of transfering files over the Internet. BIG/ip also manages traffic for network devices such as firewalls that prevent unauthorized access to a network system, cache servers that store frequently accessed Web content and multimedia servers, to help provide reliable content availability for end users. BIG/ip's ability to intelligently distribute traffic across server arrays reduces the need for increasingly larger and more expensive servers to accommodate increases in network traffic. This configuration also reduces the single point of failure inherent with a single large server and allows for the orderly addition of new servers or the routine maintenance or upgrades of servers without disrupting service to the end user. A typical configuration of redundant BIG/ip Controllers located between the server array and network is shown below.

                             [ILLUSTRATION]

    Additional BIG/ip features include:

    - SECURE SOCKETS LAYER SESSION PERSISTENCE enables server arrays to support e-commerce and other applications in a secure, cost-effective and scalable environment.

    - SECURE SERVER PROTECTION protects against unauthorized use of the network server array.

    - RATE SHAPING allows priority levels to be assigned to specific types of traffic.

    - PACKET FILTERING enables content providers to direct network traffic to servers based on user-definable criteria for increased network security and performance.

    - BIG/CONFIG, a simple point-and-click browser-based installation and configuration tool, facilitates remote monitoring and administration of the network in a secure environment.

    3DNS CONTROLLER. 3DNS is an intelligent load balancer that manages and distributes user requests across wide area networks. 3DNS consists of our proprietary software, which we load on a pre-configured, industry-standard hardware platform. Like BIG/ip, 3DNS functions with multiple heterogeneous hardware platforms and supports a wide variety of network protocols, including Web, e-mail, audio, video, database and file transfer protocol, and manages traffic for network devices such as firewalls, cache servers and multimedia servers.

    When an end-user request is received from a local domain name server or DNS, 3DNS collects network information and communicates with each BIG/ip in the network to determine the server array with the fastest response time. 3DNS then sends the request to the BIG/ip at this server array, and the BIG/ip then directs the request to the individual server best able to handle it. Although organizations can deploy a single 3DNS in their network configuration, multiple 3DNS Controllers are often deployed within the network to provide redundancy to help ensure network availability and performance for end users. A typical 3DNS configuration is shown below:

                             [ILLUSTRATION]

    Additional 3DNS features include:

    - DYNAMIC LOAD BALANCING optimizes use of available network resources across wide area networks.

    - USER-DEFINED PRODUCTION RULES allow organizations to pre-configure traffic distribution decisions according to their specific user requirements.

    - SECURE SERVER PROTECTION offers security features for wide area networks similar to those BIG/ip provides for local area networks.

    - BIG/CONFIG, a simple point-and-click browser-based installation and configuration tool, facilitates remote monitoring and administration of the network in a secure environment.

    SEE/IT NETWORK MANAGEMENT CONSOLE. see/IT is a recently introduced software application that communicates with BIG/ip and 3DNS to help improve the management and functionality of an organization's network servers. see/IT, which runs on an NT server, uses real-time data collected by BIG/ip and 3DNS to perform crucial traffic analysis management functions. Furthermore, by reviewing historical patterns, network administrators can build predictive models and forecast usage, which helps them to intelligently plan and budget for additional server and bandwidth capacity. see/IT integrates the BIG/config software module that comes pre-loaded with BIG/ip and 3DNS and consists of the following two additional Internet browser-based modules:

    - BIG/PICTURE-TM- is a real-time monitoring tool that displays key data on network traffic in easy-to-read graphical illustrations, thereby enabling network administrators to quickly obtain information regarding network and server performance, including data about server status and traffic, number of connections, active and inactive IP addresses and the availability of individual applications.

    - BIG/ANALYSIS-TM- is a forward-looking trend and analysis tool that uses the information generated by BIG/picture to project future network and server needs. Network managers and system administrators can use this tool to create "what if?" scenarios to help forecast the need for additional servers, interface upgrades and other network capacity requirements.

    GLOBAL/SITE CONTROLLER. global/SITE is a global data management solution currently under development that has been designed to help organizations automate publishing, distribution and synchronization of file-based content and applications to local and geographically dispersed Internet sites. global/SITE is being developed to work with our other products to provide an integrated Internet traffic management solution. global/SITE will consist of our proprietary software, which we will load on a pre-configured, industry-standard hardware platform and is being developed to intelligently deploy both program and data files to arrays of heterogeneous Web servers. global/SITE's configuration database will allow administrators to define standard rules for content deployment as well as accommodate unique content distribution events as needed.

PRODUCT DEVELOPMENT

    We believe that our future success depends on our ability to build upon our current technology platform, expand the features and functionalities of our suite of Internet traffic management products and develop additional products that maintain our technological competitiveness. Our product development group, which is divided along product lines, employs a standard process for the design, development, documentation and quality control of our Internet traffic management solutions. As of March 31, 1999, we employed 46 people in this group. Each product line is headed by a lead architect, who is responsible for developing the technology behind the product. To help develop the technology, the lead architects work closely with our customers to better understand their requirements. Each line also has a product manager, who ensures that the team develops and delivers a product that satisfies our customers' needs. Software engineers, who help design and build the products, and technicians, who perform test engineering, configuration management, quality assurance and documentation functions, complete our product development teams. The test engineering team evaluates the overall quality of our products and determines whether they are ready for release.

    Our product development expenses for fiscal 1996, 1997, 1998 and the six months ended March 31, 1999 were $103,000, $569,000, $1.8 million and $2.3 million, respectively. We expect our product development expenses to increase as we hire additional research and development personnel to develop new products and upgrade our existing ones.

CUSTOMERS

    Our target customers include Internet service providers and companies with e-commerce sites and high-traffic Internet or intranet Web sites. We have also participated in several high profile Web events. For example, BIG/ip and 3DNS were used to manage traffic for the official shuttle.nasa.gov Web site for the John Glenn space shuttle mission. This site featured a real-time audio and video simulcast of the live NASA broadcast of the shuttle liftoff. In addition, video clips covering the remainder of the mission were periodically updated and made available through the site. On its most active day, this site received over 7 million user requests. Since shipping our first product in July 1997, we have sold our products directly or through resellers, including Exodus Communications and Frontier GlobalCenter, to over 400 end-customers. Our largest reseller, Exodus Communications, accounted for 19.1% of our net revenues for the six months ended March 31, 1999. The following is a list of customers that have purchased at least $100,000 of our products since the end of March 1998:

Resellers                -  Exodus Communications
                         -  Frontier GlobalCenter
                         -  Vanstar
ISP/Web Hosting          -  Exodus Communications
                         -  MCI WorldCom
                         -  PSINet Inc.
                         -  StarMedia Network, Inc.

Intranet/Enterprise      -  BankAmerica Corporation
                         -  BellSouth.net
                         -  Encylopedia Britannica, Inc.
                         -  Microsoft Corporation
                         -  Motorola, Inc.
                         -  People's Bank
                         -  Techwave Corporation
                         -  Unum Corporation

SALES AND MARKETING

    We market and sell our Internet traffic management solutions through a direct sales force in the United States, the United Kingdom and Germany, as well as through domestic and international channel partners. We plan to invest significant resources to expand our direct sales force and further develop our indirect sales channels by developing relationships with leading industry resellers, original equipment manufacturers, systems integrators, Internet service providers and other channel partners. Typically, our agreements with our channel partners are not exclusive and do not prevent our channel partners from selling competitive products. These agreements typically have terms of one or two years with no obligation to renew, and typically do not provide for exclusive sales territories or minimum purchase requirements.

    Exodus and Frontier Global Center account for most of our indirect sales. We are in the process of seeking international channel partners for our products in the United States and selected countries in the European and Asia Pacific markets. We also intend to increase the number of individuals focused on sales to governmental entities, and develop strategic relationships that will help facilitate these sales. As of March 31, 1999, we employed 40 people in sales and marketing.

    Our regional sales managers are responsible for direct customer contact and are located in Seattle, San Francisco, Los Angeles, Houston, Chicago, Boston, New York, Atlanta, Washington, D.C., London and Munich. Our inside sales managers generate and qualify leads for our regional sales managers and help manage accounts by serving as a liaison between our field and internal corporate resources. Our field systems engineers also support our regional sales managers by participating in joint sales calls and providing pre-sales technical resources as needed.

    We plan to continue to build strong brand awareness to leverage the value of our Internet traffic management products and professional services in the marketplace. We believe brand visibility is a key factor in increasing customer awareness, and our goal is for the F5 brand to be synonymous with superior performance, high quality customer service and ease of use. We market our products and services through a broad range of marketing programs, including active tradeshow participation, advertising in print publications, direct marketing, high-profile Web events and our Internet site. Our marketing programs are focused on creating awareness of our Internet traffic management solutions and services and are targeted at information technology professionals such as chief information officers.

PROFESSIONAL SERVICES AND TECHNICAL SUPPORT

    We believe that our ability to consistently provide high-quality customer service and support will be a key factor in attracting and retaining customers. Prior to the installation of our Internet traffic management solutions, our professional services team works with organizations to analyze and understand their special network needs. They also make recommendations on how to integrate our solutions to best utilize our product features and functionality to support their unique network environment. Once our customers purchase our products, we go on-site to help with installation and provide an initial training session to help our customers make use of the functionality built into our products.

    Our technical support team provides remote support through a 24x7 help desk. Our technical support team also assists our customers with online updates and upgrades. We also offer seminars and training sessions for our customers on the configuration and use of our products, including local and wide area network system administration and management. In addition, we provide a full range of consulting services to our customers, including comprehensive network management, documentation and performance analysis and capacity planning to assist in predicting future network requirements. As of March 31, 1999, our professional services and technical support team consisted of 14 employees.

MANUFACTURING

    We outsource the manufacturing of our pre-configured, industry-standard hardware platforms to primarily two contract manufacturers, Micro Standard Distributors and Unisoft, who assemble these hardware platforms to our specifications. These platforms consist primarily of an Intel-based computing platform, rack-mounted enclosure system and custom-designed front panel. We install our proprietary software onto the hardware platforms and conduct functionality testing, quality assurance and documentation control prior to shipping our products.

    We have experienced minor delays in shipments from these contract manufacturers in the past which have not had a material impact on our results of operations. We may experience delays in the future or other problems, such as inferior quality and insufficient quantity of product, any of which may seriously harm our business and results of operations. From time to time, we intend to introduce new products and product enhancements, which will require that we coordinate our efforts with those of our contract manufacturers to ensure a sufficient quantity of hardware components. In addition, as our sales increase our contract manufacturers will need to achieve volume production to meet our demand. The inability of our contract manufacturers to provide us with adequate supplies of high-quality hardware platforms or the loss of one or more of our contract manufacturers may cause a delay in our ability to fulfill orders while we obtain a replacement manufacturer and may seriously harm our business and results of operations.

    Subcontractors supply our contract manufacturers with the standard parts and components for our products. These standard hardware parts and components consist of motherboards, reboot cards and chasses.

    Generally, purchase commitments with our limited source suppliers are on a purchase order basis. An interruption or delay in the supply of any of these hardware components, or the inability to procure these components from alternate sources at acceptable prices and within a reasonable time, will seriously harm our business and results of operations. In addition, qualifying additional suppliers can be time-consuming and expensive and may increase the likelihood of errors.

    Lead times for purchasing these components vary significantly and depend on factors such as the specific supplier, contract terms and demand for a component at a given time. If orders do not match forecasts, excess or inadequate supplies of certain materials, including components manufactured by our subcontractors, may seriously harm our business and results of operations.

COMPETITION

    Our markets are new, rapidly evolving and highly competitive, and we expect this competition to persist and intensify in the future. We compete in the Internet traffic management market primarily on the basis of price, service, warranty and product performance. Our principal competitors in the Internet traffic management market include Cisco Systems, Alteon WebSystems, ArrowPoint Communications, HydraWeb Technology, RadWare and Resonate. We expect to continue to face additional competition as new participants enter the Internet traffic management market. Companies with significant resources, brand recognition and sales channels may form alliances with or acquire competing Internet traffic management solutions and emerge as significant competitors. In addition, competitors may bundle their products or incorporate an Internet traffic management component into existing products in a manner that discourages users from purchasing our products. Potential customers may also choose to purchase additional servers instead of our products.

    Cisco Systems has a product offering similar to ours and holds the dominant share of the market. Cisco has a longer operating history and significantly greater financial, technical, marketing and other resources than we do. Cisco also has a more extensive customer base and broader customer relationships including relationships with many of our current and potential customers that could be leveraged. In addition, Cisco has significantly more established customer support and professional services organizations and more extensive direct sales force and direct and indirect sales channels than we do. Cisco and our other competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements than we can. In addition, these companies may adopt aggressive pricing policies to gain market share. As a result, we may not be able to maintain a competitive position against current or future competitors. Our failure to maintain and enhance our competitive position within the market may seriously harm our business and results of operations.

INTELLECTUAL PROPERTY

    We rely on a combination of copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. We currently do not have any issued patents or any patent applications pending for any of our technology.

    We also enter into confidentiality or license agreements with our employees, consultants and corporate partners, and control access to and distribution of our software, documentation and other proprietary information. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our products or technology. Monitoring unauthorized use of our products is difficult, and we cannot be certain that the steps we have taken will prevent misappropriation of our technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States. In addition, we have not entered into non-competition agreements with several of our former employees.

    We incorporate software that is licensed from several third party sources into our products. These licenses generally renew automatically on an annual basis. We believe that alternative technologies for this licensed software are available both domestically and internationally.

    From time to time, third parties may assert exclusive patent, copyright, trademark and other intellectual property rights claims or initiate litigation against us or our contract manufacturers, suppliers or customers with respect to existing or future products. Although we have not been a party to any claims alleging infringement of intellectual property rights, we cannot assure you that we will not be subject to these claims in the future. We may in the future initiate claims or litigation against third parties for infringement of our proprietary rights to determine the scope and validity of our proprietary rights or those of our competitors. Any of these claims, with or without merit, may be time-consuming, result in costly litigation and diversion of technical and management personnel or require us to cease using infringing technology develop non-infringing technology or enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on acceptable terms, if at all. In the event of a successful claim of infringement and our failure or inability to develop non-infringing technology or license the infringed or similar technology on a timely basis, our business and results of operations may be seriously harmed.

EMPLOYEES

    As of March 31, 1999, we employed 124 full-time persons, 46 of whom were engaged in product development, 40 in sales and marketing, 14 in professional services and technical support and 24 in finance, administration and operations. None of our employees is represented by a labor union and we have not experienced any work stoppages to date. We consider our employee relations to be good.

FACILITIES

    We currently lease an aggregate of approximately 20,000 square feet of office space in Seattle, Washington. The current lease for the Seattle facility expires in February 2004, with an option to renew for five years. Given our anticipated growth, we may need to find suitable additional or substitute facilities in the near future but believe these facilities will be available as needed on commercially reasonable terms. We also lease office space for our sales personnel in New York, California, Germany and the United Kingdom.

LEGAL PROCEEDINGS

    From time to time, we may be involved in litigation relating to claims arising out of our ordinary course of business. We are not currently involved in any material legal proceedings.

                                   MANAGEMENT

    THE FOLLOWING TABLE SETS FORTH CERTAIN INFORMATION WITH RESPECT TO OUR EXECUTIVE OFFICERS AND DIRECTORS AS OF MARCH 31, 1999:

EXECUTIVE OFFICERS AND DIRECTORS

NAME                                                AGE POSITION
--------------------------------------------------  --- --------------------------------------------------
Jeffrey S. Hussey.................................  37  Chairman of the Board, Chief Executive Officer and
                                                          President
Robert J. Chamberlain.............................  45  Vice President of Finance, Chief Financial Officer
                                                        and Treasurer
Steven Goldman....................................  38  Vice President of Sales and Marketing
Brett L. Helsel...................................  39  Vice President of Product Development and Chief
                                                          Technology Officer
Brian R. Dixon....................................  39  Vice President of Operations and Secretary
Carlton G. Amdahl (1).............................  47  Director
Kimberly D. Davis (1).............................  32  Director
Alan J. Higginson (2).............................  52  Director
Sonja L. Hoel (2).................................  32  Director
Kent L. Johnson (2)...............................  55  Director

------------------------

(1) Member of Audit Committee.

(2) Member of Compensation Committee.

    JEFFREY S. HUSSEY co-founded F5 in February 1996 and has been our Chairman, Chief Executive Officer and President since that time. From February 1996 to March 1999, Mr. Hussey also served as our Treasurer. From July 1995 to February 1996, Mr. Hussey served as Vice President of Alexander Hutton Capital L.L.C., an investment banking firm. From September 1993 to July 1995, Mr. Hussey served as President of Pacific Comlink, an inter-exchange carrier providing frame relay and Internet access services to the Pacific Rim, which he founded in September 1993. Mr. Hussey holds a B.A. in Finance from Seattle Pacific University and an M.B.A. from the University of Washington.

    ROBERT J. CHAMBERLAIN has served as our Vice President of Finance, Chief Financial Officer and Treasurer since March 1999. From September 1998 to February 1999, Mr. Chamberlain served as Senior Vice President and Chief Financial Officer of Yesler Software, an early stage company developing a personal multimedia web communication product. From February 1998 to July 1998, Mr. Chamberlain served as Co-President of Photodisc, a provider of digital imagery, which merged with Getty Images Inc. in February 1998. From May 1997 to February 1998, Mr. Chamberlain served as Senior Vice President and Chief Financial Officer of Photodisc. From April 1996 to May 1997, Mr. Chamberlain served as Executive Vice President and Chief Financial Officer of Midcom Communications Inc., a telecommunications service provider. From January 1992 to December 1995, Mr. Chamberlain served as Vice President Finance and Operations of ElseWare Corporation, a font technology company. From July 1989 to April 1991, Mr. Chamberlain was an audit partner in the high technology practice of KPMG Peat Marwick, and was employed by KPMG Peat Marwick since January 1980. Mr. Chamberlain holds a B.S. in Business Administration and Accounting from California State University, Northridge.

    STEVEN GOLDMAN has served as our Vice President of Sales and Marketing since July 1997. From December 1996 to February 1997, Mr. Goldman served as Vice President, Enterprise Sales and Services, for Microtest, Inc., a network test equipment and CD ROM server company, after its acquisition of Logicraft. From March 1995 to December 1996, Mr. Goldman served as Executive Vice President, North American Operations, for Logicraft, a CD ROM server company, after its merger with Virtual Microsytems, a CD ROM server company. From 1990 to March 1995, Mr. Goldman served as Vice President of Sales for Virtual Microsystems. Mr. Goldman holds a B.A. in Economics from the University of California at Berkeley.

    BRETT L. HELSEL has served as our Vice President of Product Development and Chief Technology Officer since May 1998. From April to May 1998, Mr. Helsel served as our Vice President of Advanced Product Architecture. From March 1997 to March 1998, Mr. Helsel served as Vice President, Product Development, for Cybersafe, Inc., a provider of enterprise-wide network security solutions. From April 1994 to October 1997, Mr. Helsel served as Site Development Manager for Wall Data, a host connectivity software company. Mr. Helsel holds a B.S. in Geophysics and Oceanography from the Florida Institute of Technology.

    BRIAN R. DIXON has served as our Vice President of Operations since March 1999. From June 1996 to March 1999, Mr. Dixon served as our Vice President of Finance and Operations. From September 1992 to April 1996, Mr. Dixon served as Vice President of Finance for the Seattle SuperSonics professional basketball team. From January 1990 to August 1992, Mr. Dixon served as Controller for the outdoor advertising division of Ackerley Communications, a sports, entertainment and outdoor advertising company. Mr. Dixon holds a B.A. in Accounting and Finance from Seattle Pacific University and is a certified public accountant.

    CARLTON G. AMDAHL has served as one of our directors since May 1998. Mr. Amdahl operates Amdahl Associates, a consulting firm specializing in technology management, product strategy and system architecture. Mr. Amdahl has served as President of Network Caching Technology L.L.C., a network caching company, since February 1999 and as President and Chief Executive Officer of Inca Technology, a network caching company, since October 1997. From 1985 to January 1996, Mr. Amdahl served as Chairman of the board of directors and Chief Technical Officer of NetFRAME Systems, a high performance network server company, which he founded in 1985. Mr. Amdahl is a Stanford University Sloan Fellow and holds a B.S. degree in Electrical Engineering and Computer Science from the University of California, Berkeley and an M.S. in Management from Stanford University.

    KIMBERLY D. DAVIS has served as one of our directors since August 1998. Ms. Davis has been a general partner of IDG Ventures, L.L.C. since July 1997. From August 1994 to July 1997, Ms. Davis was an associate at BankAmerica Ventures, a venture capital firm. From June 1993 to August 1993, Ms. Davis served as a product manager in the Multimedia Publishing Group at Microsoft Corporation. From August 1988 to July 1992, Ms. Davis was a consultant at Andersen Consulting, a consulting firm. Ms. Davis holds a B.S. in Industrial Engineering from Stanford University and an M.B.A. from the Harvard Business School.

    ALAN J. HIGGINSON has served as one of our directors since May 1996. From November 1995 to November 1998, Mr. Higginson served as President of Atrieva Corporation, a provider of advanced data backup and retrieval technology. From May 1990 to November 1995, Mr. Higginson served as Executive Vice President of Worldwide Sales and Marketing for Sierra On-line, a developer of multimedia software for the home personal computer market. From May 1990 to November 1995, Mr. Higginson served as President of Sierra On-line's Bright Star division, a developer of educational software. Mr. Higginson holds a B.S. in Commerce and an M.B.A. from the University of Santa Clara.

    SONJA L. HOEL has served as one of our directors since August 1998. Ms. Hoel has been a managing director and general partner of Menlo Ventures, a venture capital firm, since July 1996 and has been employed by Menlo Ventures since July 1994. From August 1993 to April 1994, Ms. Hoel was an associate at the Edison Venture Fund, a venture capital firm. From December 1991 to June 1993, Ms. Hoel served as a business development consultant at Symantec Corporation, a consumer software applications company, and from January 1989 to June 1991, served as an investment analyst at TA Associates, a venture capital firm. Ms. Hoel holds a B.S. in Commerce from the University of Virginia and an M.B.A from the Harvard Business School.

    KENT L. JOHNSON has served as one of our directors since May 1996. Mr. Johnson is President of Alexander Hutton Capital, L.L.C., which he co-founded in August 1994. From April 1989 to May 1994, Mr. Johnson served as Senior Vice President and Chief Operating Officer of Brazier Forest Industries, a forest products company. Mr. Johnson is also a director of Timeline, Inc., a software company. Mr. Johnson holds a B.A. in Business Administration from the University of Washington and an M.B.A. from Seattle University.

    Our executive officers are appointed by the board of directors and serve until their successors are elected or appointed.

    There are no family relationships among any of our directors or executive officers.

BOARD COMPOSITION

    Upon the closing of this offering, we will have authorized a range of directors from five to nine. In accordance with the terms of our amended articles of incorporation, the terms of office of the board of directors will be divided into three classes:

    - Class I directors, whose term will expire at the annual meeting of shareholders to be held in 2000;

    - Class II directors, whose term will expire at the annual meeting of shareholders to be held in 2001; and

    - Class III directors, whose term will expire at the annual meeting of shareholders to be held in 2002.

    Our Class I directors will be Ms. Davis and Ms. Hoel, our Class II directors will be Messrs. Higginson and Johnson, and our Class III directors will be Messrs. Amdahl and Hussey. At each annual meeting of shareholders after the initial classification, the successors to directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of the board of directors may have the effect of delaying or preventing changes in control or management of F5.

BOARD COMMITTEES

    - AUDIT COMMITTEE. Our audit committee, consisting of Mr. Amdahl and Ms. Davis, reviews our internal accounting procedures and consults with and reviews the services provided by our independent auditors.

    - COMPENSATION COMMITTEE. Our compensation committee, consisting of Ms. Hoel and Messrs. Higginson and Johnson, reviews and recommends to the board of directors the compensation and benefits of all our officers and establishes and reviews general policies relating to compensation and benefits of our employees. Mr. Hussey, who acts as a plan administrator for our 1998 Equity Incentive Plan, authorizes stock option grants for employees other than officer and director level employees within ranges pre-approved by the board of directors.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    None of our executive officers serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

DIRECTOR COMPENSATION

    Directors currently receive no cash compensation from F5 for their services as members of the board of directors. They are reimbursed for certain expenses in connection with attendance at board and committee meetings. From time to time, certain non-employee directors have received grants of options to purchase shares of our common stock. In May 1996, Messrs. Higginson and Johnson each were granted an option to purchase 84,000 shares of our common stock at an exercise price of $0.50 per share. In May 1998, Mr. Amdahl was granted an option to purchase 84,000 shares of our common stock at an exercise price of $0.50 per share. Upon the consummation of this offering, eligible non-employee directors will receive automatic option grants under our 1999 Non-Employee Directors' Option Plan. See "--Equity Incentive Plans--Amended and Restated Directors' Nonqualified Stock Option Plan" and "--1999 Non-Employee Directors' Option Plan."

EXECUTIVE COMPENSATION

    The table below sets forth the compensation paid by us during the fiscal year ended September 30, 1998 to (a) our President and Chief Executive Officer and (b) our only other executive officer other than the Chief Executive Officer whose salary and bonus for fiscal 1998 exceeded $100,000 and who served as an executive officer of F5 during the fiscal year ended September 30, 1998.

                           SUMMARY COMPENSATION TABLE

                                                    ANNUAL COMPENSATION
                                                    --------------------
NAME AND PRINCIPAL POSITION                          SALARY      BONUS    ALL OTHER COMPENSATION
--------------------------------------------------  ---------  ---------  -----------------------
Jeffrey S. Hussey.................................  $ 128,749  $   3,196                --
  President and Chief Executive Officer

Steven Goldman....................................    120,000      5,000         $  46,444(1)
  Vice President of Sales and Marketing

------------------------

(1) Represents commissions paid to Mr. Goldman in fiscal 1998.

OPTION GRANTS IN LAST FISCAL YEAR

    We did not grant any options to the executive officers shown in the Summary Compensation Table above in fiscal 1998.

FISCAL YEAR-END OPTION VALUES

    The following table sets forth for the executive officers shown in the Summary Compensation Table the aggregate dollar value realized upon exercise of stock options in the last fiscal year and number and value of securities underlying unexercised options held at September 30, 1998.


                                                                                               VALUE OF UNEXERCISED
                                                          NUMBER OF SECURITIES                IN-THE-MONEY OPTIONS AT
                                                     UNDERLYING UNEXERCISED OPTIONS         SEPTEMBER 30, 1998 ($) (1)
                                         VALUE           AT SEPTEMBER 30, 1998          -----------------------------------
                     SHARES ACQUIRED   REALIZED   ------------------------------------                      UNEXERCISABLE
NAME                 ON EXERCISE (#)    ($) (1)    EXERCISABLE (#)   UNEXERCISABLE (#)   EXERCISABLE ($)         ($)
------------------  -----------------  ---------  -----------------  -----------------  -----------------  ----------------
Jeffrey S.
  Hussey..........             --             --             --                 --                 --                 --
Steven Goldman....         59,250      $ 589,538             --            177,750(2)              --         $1,768,613


--------------------------


(1) Based on the initial public offering price of $10.00 per share less the exercise price, multiplied by the number of shares underlying the option.


(2) These options vest 25% on each of the first, second, third and fourth anniversary of the grant date. These options will vest fully if we are acquired in a merger or asset sale. All of these options have a ten-year term.

INCENTIVE STOCK PLANS

    1998 EQUITY INCENTIVE PLAN. Our board of directors adopted our 1998 Equity Incentive Plan on October 22, 1998, and our shareholders approved it on November 12, 1998. We have reserved a total of 800,000 shares for issuance under the plan. In addition, in April 1999 we reserved, subject to shareholder approval, an additional 1,500,000 shares for issuance under the plan. The plan provides for grants of incentive stock options that qualify under Section 422 of the Internal Revenue Code of 1986, as amended, to employees, including officers, of F5 or any affiliate of F5, and nonstatutory stock options, restricted stock purchase awards, and stock bonuses to employees, including officers, or directors of and consultants to F5 or any affiliate of F5. The board or a committee appointed by the board administers the plan. Our board has the authority to determine which recipients and what types of awards are to be granted, including the exercise price, number of shares subject to the award and the exercisability of the awards.

    The term of a stock option granted under the plan generally may not exceed 10 years. The board of directors determines the exercise price of options granted under the plan. However, in the case of an incentive stock option, the exercise price cannot be less than 100% of the fair market value of our common stock on the date of grant and, in the case of a nonstatutory stock option, the exercise price cannot be less than 50% of the fair market value of our common stock on the date of grant. Options granted under the plan vest at the rate specified in the option agreement. Except as expressly provided by the terms of a nonstatutory stock option agreement, an optionee may not transfer options other than by will or the laws of descent or distribution, provided that an optionee may designate a beneficiary who may exercise the option following the optionee's death. An optionee whose relationship with us or any related corporation ceases for any reason, except by death or permanent and total disability, generally may exercise vested options up to three months following cessation. Vested options may generally be exercised for up to 12 months after an optionee's relationship with F5 or any affiliate of F5 ceases due to disability and for generally up to 18 months after the relationship with F5 or any affiliate of F5 ceases due to death. However, options may terminate or expire sooner or later as may be determined by the board and set forth in the option agreement.

    No incentive stock option may be granted to any person who, at the time of the grant, owns, or is deemed to own, stock possessing more than 10% of the total combined voting power of F5 or any affiliate of F5, unless the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant and the term of the option does not exceed five years from the date of grant. In addition, the aggregate fair market value, determined at the time of grant, of the shares of our common stock with respect to which incentive stock options are exercisable for the first time by an optionee during any calendar year under the plan and all other stock plans of F5 and its affiliates may not exceed $100,000. The options, or portions of the options, which exceed this limit are treated as nonstatutory options.

    When we become subject to Section 162(m) of the Internal Revenue Code, which, among other things, denies a deduction to publicly held corporations for certain compensation paid to specific employees in a taxable year to the extent that the compensation exceeds $1,000,000, no person may be granted options under the plan covering an aggregate of more than 200,000 shares of our common stock in any calendar year.

    Shares subject to stock awards that have lapsed or terminated, without having been exercised in full, may again become available for the grant of awards under the plan.

    Restricted stock purchase awards granted under the plan may be granted pursuant to a repurchase option in our favor in accordance with a vesting schedule determined by the board. The purchase price of these awards will be at least 50% of the fair market value of our common stock on the date of grant. Stock bonuses may be awarded in consideration for past services. Rights under a stock bonus or restricted stock purchase agreement may not be transferred other than by will or by the laws of descent and distribution unless the stock bonus or restricted stock purchase agreement specifically provides for transferability.

    Upon certain changes in control of F5 as provided under the plan, the surviving entity will either assume or substitute all outstanding stock awards under the plan. If the surviving entity determines not to assume or substitute these awards, then with respect to persons whose service with F5 or an affiliate of F5 has not terminated before the change in control, the vesting of 50% of these stock awards (and the time during which these awards may be exercised) will accelerate and the awards terminated if not exercised before the change in control.

    As of March 31, 1999, we had issued 133,000 shares upon the exercise of options granted under the plan and options to purchase 461,258 shares were outstanding with 205,742 shares reserved for future grants or purchases under the plan. The plan will terminate on October 21, 2008, unless terminated sooner by the board.

    AMENDED AND RESTATED 1996 STOCK OPTION PLAN. Our board of directors adopted the Amended and Restated 1996 Stock Option Plan on December 2, 1996, and our shareholders approved it on January 28, 1997. We have reserved a total of 2,600,000 shares for issuance under the plan, less any shares issuable upon the exercise of options granted under the Amended and Restated Directors' Nonqualified Stock Option Plan. The plan provides for grants of incentive stock options that qualify under Section 422 of the Internal Revenue Code to employees, including officers and employee directors, of F5 or any affiliate of F5 and nonstatutory stock options to employees, consultants and other persons selected by the board. The board or a committee appointed by the board administers the plan. The board has the authority to determine which recipients and what types of options are to be granted, including the exercise price, number of shares subject to the option and the exercisability of the options.

    The term of a stock option granted under the plan generally may not exceed 10 years. The exercise price of incentive stock options and non-statutory stock options granted under the plan following the offering, will not be less than 100% of the fair market value of our common stock on the date of grant. Options granted under the plan vest at the rate specified in the option agreement, provided that options will vest as to 25% of the underlying shares each year following the date of grant if vesting is not specified in the option agreement. An optionee may not transfer any options other than by will or the laws of descent or distribution. If an optionee's service terminates due to death or disability, then any option held by this optionee who F5 or an affiliate of F5 has continuously employed for two years will automatically become fully vested and be exercisable for the duration of the option term.

    An optionee whose relationship with F5 or any affiliate of F5 ceases for any reason, other than by death or permanent and total disability, may exercise vested options up to 90 days following the cessation or a longer period as may be extended by the board in the case of a nonstatutory stock option. Options may be exercised for up to 12 months after an optionee's relationship with F5 or its affiliate ceases due to death or disability or a longer period as the board of directors may extend in the case of a nonstatutory stock option.

    No incentive stock option may be granted to any person who, at the time of the grant, owns, or is deemed to own, stock possessing more than 10% of the total combined voting power of F5 or any affiliate of F5, unless the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant and the term of the option does not exceed five years from the date of grant. In addition, the aggregate fair market value, determined at the time of grant, of the shares of our common stock with respect to which incentive stock options are exercisable for the first time by an optionee during any calendar year under the plan and all other stock plans of F5 and its affiliates may not exceed $100,000. The options, or portions of the options, which exceed this limit are treated as nonstatutory options.

    Shares subject to stock options that have lapsed or terminated, without having been exercised in full, may again become available for the grant of options under the plan.

    Upon certain changes of control of F5 as provided under the plan, or in the case of a dividend in excess of 10% of the then fair market value of our stock, all outstanding options will automatically become fully vested and exercisable for the duration of the option term.

    As of March 31, 1999, we had issued 438,843 shares upon the exercise of options granted under the plan and options to purchase 1,768,547 shares were outstanding with 98,610 shares reserved for future grants or purchases under either this plan or our Amended and Restated Directors' Nonqualified Stock Option Plan. We do not plan to grant any additional options under this plan.

    AMENDED AND RESTATED DIRECTORS' NONQUALIFIED STOCK OPTION PLAN. Our board of directors adopted the Amended and Restated Directors' Nonqualified Stock Option Plan on December 2, 1996, and our shareholders approved it on January 28, 1997. The plan provides for the issuance of up to 2,600,000 shares of our common stock, less the number of any shares issuable upon exercise under the Amended and Restated 1996 Stock Option Plan. All of our non-employee directors who joined our board of directors before August 21, 1998 were entitled to receive non-discretionary stock option grants under the plan. Options granted under the plan do not qualify as incentive stock options under the Internal Revenue Code. Each option granted pursuant to the plan has an exercise price equal to $0.50. Under the plan, each non-employee director who joined the board following the closing of the offering of our Series A preferred stock and before May 1, 1998 and who was not elected in direct connection with his or her investment in our stock (or with the investment in our stock by an affiliated or representative entity of the non-employee director) was automatically granted an option to purchase that number of shares of our common stock equal to one percent of the then-current fully-diluted number of shares of our common stock. After May 1, 1998, each newly appointed non-employee director was automatically granted an option to purchase 84,000 shares of our common stock. Options granted under the plan vest in three equal annual installments from the date of grant and become immediately vested and exercisable upon a director's death or disability. Options granted under the plan are generally non-transferable. An optionee whose directorship with F5 ceases for any reason, other than by death or disability, may exercise vested options up to 90 days following cessation, unless these options terminate or expire sooner by their terms. Options may be exercised for up to one year after an optionee's directorship with F5 ceases due to disability or death. An optionee may not exercise any options granted under the plan, however, after the expiration of ten years from the date it was granted. Upon certain changes of control of F5 as provided under the plan, the plan's options will automatically become fully vested and be exercisable for the duration of the option term.

    As of March 31, 1999, we had issued 98,000 shares upon the exercise of options granted under the plan, and options to purchase 196,000 shares were outstanding with 98,610 shares reserved for future grants or purchases under either this plan or the 1996 Stock Option Plan. We do not plan to grant any additional options under the Amended and Restated Directors' Nonqualified Stock Option Plan.

    1999 NON-EMPLOYEE DIRECTORS' STOCK OPTION PLAN. We adopted the 1999 Non-Employee Directors' Stock Option Plan in April 1999 to provide for the automatic grant to F5 non-employee directors of options to purchase shares of our common stock. The board administers the plan unless it has delegated administration to a committee. In April 1999, we reserved, subject to shareholder approval, an aggregate of 100,000 shares of common stock for issuance under the plan, subject to adjustment in the event of certain capital changes.

    Each person who is first elected or appointed as a non-employee director after the initial public offering will automatically receive a fully vested and exercisable option for 5,000 shares. In addition, on the day after each of our annual meetings of the shareholders, starting with the annual meeting in 2000, each eligible non-employee director will automatically receive a fully vested and exercisable option for 5,000 shares, provided that the recipient has been a non-employee director for at least the prior six months. As long as a non-employee director who is an optionholder continues to serve with us or with an affiliate of ours, whether in the capacity of a director, an employee or a consultant, the optionholder may exercise the option.

    The optionholder may not transfer the option except by will or by the laws of descent and distribution. Although only the optionholder may exercise the option during his or her lifetime, the optionholder may designate a third party who may exercise the option in the event of the optionee's death. Options granted under the plan expire 10 years after the date of grant and have an exercise price equal to 100% of the fair market value of the common stock on the date of grant. If the optionholder's service to

F5 or an affiliate terminates, the optionholder may exercise the option for 12 months if termination is due to disability, for 18 months if termination is due to death or for three months in all other circumstances.

    In the event of a "change in control," the surviving or acquiring corporation may assume outstanding options under the plan or substitute similar options. A "change in control" means a sale of all or substantially all of F5's assets, a merger or consolidation in which F5 is not the surviving corporation or a reverse merger in which F5 is the surviving corporation but the shares of common stock outstanding immediately preceding the merger are converted by virtue of the merger into other property.

    1999 EMPLOYEE STOCK PURCHASE PLAN. In April 1999, we adopted, subject to shareholder approval, the 1999 Employee Stock Purchase Plan, authorizing the issuance of 1,000,000 shares of common stock pursuant to purchase rights granted to employees of F5 or to employees of any designated affiliate of F5. The purchase plan is intended to qualify as an employee stock purchase plan within the meaning of Section 423 of the Internal Revenue Code.

    The purchase plan provides a means by which employees may purchase our common stock through payroll deductions. We implement this purchase plan by offerings of purchase rights to eligible employees. Under the purchase plan, we may specify offerings with a duration of not more than 27 months, and may specify shorter purchase periods within each offering. The first offering will begin on the effective date of this offering. Unless otherwise determined by the board of directors, common stock is purchased for accounts of employees participating in the purchase plan at a price per share equal to the lower of
(1) 85% of the fair market value of a share of common stock on the first day of the offering or (2) 85% of the fair market value of a share of common stock on the date of purchase.

    Generally, employees who work at least 20 hours per week and 5 months per calendar year may deduct up to 15% of their base compensation for the purchase of stock under the purchase plan. Employees may end their participation in the offering at any time up to one day before the offering ends. Participation ends automatically on termination of employment with F5 or an affiliate.

    We may grant eligible employees purchase rights under this plan only if the rights together with any other rights granted under other employee stock purchase plans established by F5 or an affiliate of F5, if any, do not permit the employee's rights to purchase our stock to accrue at a rate which exceeds $25,000 of fair market value of this stock for each calendar year in which these rights are outstanding. No employee is eligible for the grant of any rights under the purchase plan if immediately after we grant these rights, the employee has voting power over 5% or more of our outstanding capital stock. As of the date hereof, no shares of common stock had been purchased under the purchase plan.

    401(k) PLAN. We have adopted a tax-qualified employee savings and retirement plan, the 401(k) Plan, for eligible United States employees. Eligible employees may elect to defer a percentage of their eligible compensation in the 401(k) Plan, subject to the statutorily prescribed annual limit. We may make matching contributions on behalf of all participants in the 401(k) Plan in an amount determined by our board of directors. We may also make additional discretionary profit sharing contributions in amounts as determined by the board of directors, subject to statutory limitations. Matching and profit-sharing contributions, if any, are subject to a vesting schedule; all other contributions are at all times fully vested. We intend the 401(k) Plan, and the accompanying trust, to qualify under Sections 401(k) and 501 of the Internal Revenue Code so that contributions by employees or by F5 to the 401(k) Plan, and income earned (if any) on plan contributions, are not taxable to employees until withdrawn from the 401(k) Plan, and so that we will be able to deduct our contributions, if any, when made. The trustee under the 401(k) Plan, at the direction of each participant, invests the assets of the 401(k) Plan in any of a number of investment options.

LIMITATIONS OF LIABILITY AND INDEMNIFICATION MATTERS

    Our articles of incorporation limit the liability of directors to the fullest extent permitted by the Washington Business Corporation Act as it currently exists. Consequently, subject to the Washington Business Corporation Act, no director will be personally liable to us or our shareholders for monetary damages resulting from his or her conduct as a director of F5, except liability for:

    - acts or omissions involving intentional misconduct or knowing violations of law;

    - unlawful distributions; or

    - transactions from which the director personally receives a benefit in money, property or services to which the director is not legally entitled.

    Upon the closing of this offering, our articles of incorporation will also provide that we may indemnify any individual made a party to a proceeding because that individual is or was an F5 director or officer, and this right to indemnification will continue as to an individual who has ceased to be a director or officer and will inure to the benefit of his or her heirs, executors or administrators. Any repeal of or modification to our articles of incorporation may not adversely affect any right of an F5 director or officer who is or was a director or officer at the time of any repeal or modification. To the extent the provisions of our articles of incorporation provide for indemnification of directors or officers for liabilities arising under the Securities Act of 1933, as amended, those provisions are, in the opinion or the Securities and Exchange Commission, against public policy as expressed in the Securities Act and they are therefore unenforceable.

    Upon the closing of this offering, our bylaws will provide that we will indemnify our directors and officers and may indemnify our other officers and employees and other agents to the fullest extent permitted by law.

    Upon the closing of this offering, we will enter into agreements to indemnify our directors and certain officers, in addition to indemnification provided for in our articles of incorporation or bylaws. These agreements, among other things, indemnify our directors and certain officers for certain expenses, including attorneys' fees, judgments, fines and settlement amounts incurred by any of these persons in any action or proceeding, including any action by us arising out of the person's services as our director or officer or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and officers. We also currently maintain liability insurance for our officers and directors.

CHANGE OF CONTROL ARRANGEMENTS

    Upon certain changes in control of F5 as provided under the 1998 Equity Incentive Plan, all outstanding stock awards under this plan will either be assumed or substituted by the surviving entity. If the surviving entity determines not to assume or substitute these awards, then with respect to persons whose service with F5 or an affiliate of F5 has not terminated before the change in control, the vesting of 50% of these stock awards and the time during which these awards may be exercised will be accelerated and the awards terminated if not exercised before the change in control.

    Upon certain changes of control of F5 as provided under the Amended and Restated 1996 Stock Option Plan, or in the case of a dividend in excess of 10% of the then fair market value of our stock, then all outstanding options under this plan will automatically become fully vested and exercisable for the duration of the option term.

    Upon certain changes of control of F5 as provided under the Amended and Restated Directors' Nonqualified Stock Option Plan, all outstanding options will automatically become fully vested and be exercisable for the duration of the option term.

    Pursuant to the terms of an agreement between F5 and Mr. Goldman, in the event of a business combination in which F5 is not the surviving entity, if the surviving entity terminates Mr. Goldman as Vice President of Sales and Marketing or changes his position to one that is not equal or greater in scope, responsibility, compensation or stature, then Mr. Goldman may be entitled to a severance payment equal to his 1998 compensation.

                              CERTAIN TRANSACTIONS

    Since our incorporation in February 1996 through March 31, 1999, we have issued and sold securities to the following persons who are our executive officers, directors or principal shareholders.

                            SERIES A     SERIES B     SERIES C     SERIES D
                            PREFERRED    PREFERRED    PREFERRED    PREFERRED    WARRANTS     COMMON
INVESTOR (1)                STOCK (2)    STOCK (3)    STOCK (4)    STOCK (5)       (6)        STOCK
-------------------------  -----------  -----------  -----------  -----------  -----------  ---------
Brian R. Dixon...........          --           --           --           --           --     106,813
Robert J. Chamberlain....          --           --           --           --           --     150,000
Steven Goldman...........          --           --           --           --           --      92,250
Alan J. Higginson........      10,000           --           --           --           --          --
Jeffrey S. Hussey........          --           --           --           --           --   3,448,000
Kent L. Johnson..........      10,000(7)         --          --           --           --      56,000
Michael D. Almquist......          --           --           --           --           --   1,480,000
Britannia Holdings
  Limited................          --      937,500           --           --    1,825,000     600,000
Cypress Partners Limited
  Partnership............          --           --      156,250           --           --     187,500
Encompass Group
  Incorporated...........     100,000      156,250           --           --      187,500          --
Menlo Ventures (8).......          --           --           --      843,926           --          --
Alexander Hutton Capital,
  L.L.C. (9).............          --           --           --           --           --     240,000
Pacific Technology
  Ventures U.S.A., L.P.
  (10)...................          --           --           --      294,512           --          --

------------------------

 (1) See "Principal and Selling Shareholders" for more detail on shares held by these purchasers.

 (2) The per share purchase price for our Series A preferred stock was $3.00. Upon the closing of the offering, each outstanding share of Series A preferred stock will convert into six shares of common stock at a conversion price of $0.50 per share.

 (3) The per share purchase price for our Series B preferred stock was $1.60. Upon the closing of the offering, each outstanding share of Series B preferred stock will convert into two shares of common stock at a conversion price of $0.80 per share.

 (4) The per share purchase price for our Series C preferred stock was $9.60. Upon the closing of the offering, each outstanding share of Series C preferred stock will convert into six shares of common stock at a conversion price of $1.60 per share.

 (5) The per share purchase price for our Series D preferred stock was $6.79. Upon the closing of the offering, each outstanding share of Series D preferred stock will convert into two shares of common stock at a conversion price of $3.395 per share.

 (6) Warrants are exercisable for our common stock at purchase prices per share as follows:

WARRANTS                                                                                  PRICE
--------------------------------------------------------------------------------------  ---------
 600,000..............................................................................  $    0.50
 100,000..............................................................................  $    0.64
1,312,500.............................................................................  $    0.80

 (7) Consists of 10,000 shares held by KLJ Ventures, of which Mr. Johnson is President.

 (8) The shares listed represent 809,910 shares held by Menlo Ventures VII, L.P. and 34,016 shares held by Menlo Entrepreneurs Fund VII, L.P. Ms. Hoel, one of our directors, is a managing director and general partner of Menlo Ventures.

 (9) Mr. Johnson, one of our directors, is President of Alexander Hutton Capital, L.L.C.

 (10) Ms. Davis, one of our directors, is a general partner of IDG Ventures, L.L.C., which is the general partner of Pacific Technology Ventures U.S.A., L.P.

    In addition, we have granted options to certain of our executive officers. See "Management-- Executive Compensation."

    In May, August and December 1996, we sold an aggregate of 400,000 shares of Series A Preferred stock to certain investors, including Messrs. Higginson and Johnson, two of our directors, members of the Hussey family, and Encompass Group Limited, one of our principal shareholders, at an aggregate purchase price of $1.2 million or $3.00 per share. We paid Alexander Hutton Capital, L.L.C. a placement agent fee of $70,000 in connection with the sale of our Series A preferred stock. Mr. Johnson, one of our directors, is President of Alexander Hutton Capital, L.L.C.

    In March and August of 1997, we issued Brittania Holdings a warrant exercisable for 100,000 and 600,000 shares of common stock in conjunction with convertible note agreements of $500,000 and $300,000, respectively. The warrants have per share exercise prices of $0.64 and $0.50, respectively.

    In September, October and November 1997, we sold an aggregate of 1,250,000 shares of Series B preferred stock to certain investors, including Brittania Holdings and Encompass Group Limited, two of our principal shareholders, at an aggregate purchase price of $2.0 million or $1.60 per share. We also issued Brittania Holdings a warrant exercisable for 1,125,000 shares of common stock at a per share exercise price of $0.80 and Encompass Group Limited a warrant exercisable for 187,500 shares of common stock at a per share exercise price of $0.80.

    On April 15, 1998, we sold an aggregate of 156,250 shares of Series C preferred stock to Cypress Partners Limited Partnership at an aggregate purchase price of $1.5 million or $9.60 per share, and issued Cypress Partners Limited Partnership a warrant exercisable for 187,500 shares of common stock at a per share exercise price of $1.60, which was exercised on February 1, 1999.

    On August 21, 1998, we sold an aggregate of 1,138,438 shares of Series D preferred stock to certain investors, including affiliates of Menlo Ventures and IDG Ventures, two of our principal shareholders, at an aggregate purchase price of $7.7 million or $6.79 per share. Ms. Hoel, one of our directors, is a managing director and general partner of Menlo Ventures, and Ms. Davis, one of our directors, is a general partner of IDG Ventures.

    In March 1999, we issued 150,000 shares of our common stock to Mr. Chamberlain in exchange for a promissory note. These shares were acquired by exercising stock options that vest over a period of four years. The note bears interest at a rate of 4.83%, is collateralized by the shares and partially guaranteed by Mr. Chamberlain and is due in 2003. Under the pledge agreement, we have the obligation to repurchase any remaining unvested shares, and the note becomes due upon Mr. Chamberlain's termination. Further, the shares may not be transferred until they are vested and paid for except under certain circumstances as provided under the pledge agreement.

    We plan to enter into indemnification agreements with our directors and certain officers for the indemnification of and advancement of expenses to these persons to the fullest extent permitted by law. We also intend to enter into these agreements with our future directors and certain officers.

    We believe that the foregoing transactions were in our best interest and were made on terms no less favorable to us than could have been obtained from unaffiliated third parties. All future transactions between us and any of our officers, directors or principal shareholders will be approved by a majority of the independent and disinterested members of the board of directors, will be on terms no less favorable to us than could be obtained from unaffiliated third parties and will be in connection with our bona fide business purposes.

                       PRINCIPAL AND SELLING SHAREHOLDERS

    The following table summarizes certain information regarding the beneficial ownership of our outstanding common stock as of March 31, 1999 for:

    - each person or group that we know owns more than 5% of the common stock;

    - each of our directors;

    - our chief executive officer;

    - executive officers whose compensation exceeded $100,000 in 1998;

    - a shareholder who is selling shares in this offering; and

    - all of our directors and executive officers as a group.

                                                               SHARES BENEFICIALLY
                                                                  OWNED PRIOR TO                       SHARES BENEFICIALLY
                                                                     OFFERING           NUMBER OF      OWNED AFTER OFFERING
                                                              ----------------------   SHARES BEING   ----------------------
NAME AND ADDRESS (1)                                           NUMBER    PERCENT (2)     OFFERED       NUMBER    PERCENT (2)
------------------------------------------------------------  ---------  -----------   ------------   ---------  -----------
5% SHAREHOLDERS
Michael D. Almquist ........................................  1,480,000      9.86%      140,000       1,340,000     7.50%
  2232 12th Avenue West
  Seattle, Washington 98119
Britannia Holdings Limited (3) .............................  4,300,000     25.53            --       4,300,000    21.82
  P.O. Box 556
  Main Street
  Charlestown, Nevis
Menlo Ventures VII, L.P. (4) ...............................  1,687,852     11.24            --       1,687,852     9.44
  3000 Sand Hill Rd., Bldg. 4-100
  Menlo Park, California 94025
Cypress Partners Limited Partnership .......................  1,125,000      7.49            --       1,125,000     6.29
  P.O. Box 9006
  Seattle, Washington 98109
Encompass Ventures, Inc. (5) ...............................  1,100,000      7.23            --       1,100,000     6.09
  777 - 108th Avenue N.E., Suite 2300
  Bellevue, Washington 98004

CURRENT EXECUTIVE OFFICERS AND DIRECTORS
Jeffrey S. Hussey (6).......................................  3,000,000     19.98            --       3,000,000    16.78
Steven Goldman (7)..........................................    134,250     *                --         134,250     *
Carlton G. Amdahl(8)........................................     28,000     *                --          28,000     *
Kimberly D. Davis (9).......................................    589,024      3.92            --         589,024     3.29
Alan J. Higginson (10)......................................    141,300     *                --         141,300     *
Sonja L. Hoel (4)...........................................  1,687,852     11.24            --       1,687,852     9.44
Kent L. Johnson (11)........................................    384,000      2.55            --         384,000     2.14
All directors and executive officers as a group (10 persons)
  (12)......................................................  6,739,930     44.00            --       6,739,930    37.08

------------------------

   * Less than 1%

 (1) Unless otherwise indicated, the address of each of the named individuals is c/o F5 Networks, Inc., 200 First Avenue West, Suite 500, Seattle, Washington 98119

 (2) Beneficial ownership of shares is determined in accordance with the rules of the Securities and Exchange Commission and generally includes any shares over which a person exercises sole or shared voting or investment power, or of which a person has the right to acquire ownership at any time within 60 days after March 31, 1999. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock held by them. Applicable percentage ownership in the following table is based on 15,017,469 shares of common stock outstanding as of March 31, 1999 and 17,877,469 shares of common stock outstanding immediately following the completion of this offering.

 (3) The Duvall Trust is the sole shareholder of Britannia Holdings Limited. The Elfin Trust Company Limited, a Guernsey corporation, is the trustee of the Duvall Trust. Mr. Peter Howe is the trustee for the Elfin Trust Company Limited. Includes 1,825,000 shares issuable upon exercise of warrants exercisable within 60 days of March 31, 1999.

 (4) Ms. Hoel is a managing director and general partner of Menlo Ventures. The shares listed represent 1,619,820 shares held by Menlo Ventures VII, L.P. and 68,032 shares held by Menlo Entrepreneurs Fund VII, L.P. Ms. Hoel disclaims beneficial ownership of all shares held by Menlo Entrepreneurs Fund VII, L.P. except to the extent of her pro rata interest in this partnership.

 (5) Includes 187,500 shares issuable upon warrants exercisable within 60 days of March 31, 1999.

 (6) Includes 900,000 shares held by Freeman Wellman & Co. in an IRA fbo Mr. Hussey but does not include 400,000 shares held by Brian Dixon as trustee of the Hussey Family Trust fbo Mr. Hussey's minor child and 48,000 shares transferred to Mr. Hussey's brother in May 1999.

 (7) Includes 42,000 shares issuable upon exercise of options exercisable within 60 days of March 31, 1999.

 (8) Consists of 28,000 shares issuable upon exercise of options exercisable within 60 days of March 31, 1999.

 (9) Ms. Davis is a general partner of IDG Ventures, L.L.C., which is the general partner of Pacific Technology Ventures U.S.A., L.P. All shares listed are held by Pacific Technology Ventures U.S.A., L.P. Ms. Davis disclaims beneficial ownership of all shares held by Pacific Technology Ventures U.S.A., L.P. except to the extent of her pro rata interest in this partnership.

 (10) Includes 84,000 shares issuable upon exercise of options exercisable within 60 days of March 31, 1999.

 (11) Consists of 56,000 shares held by Mr. Johnson, including 28,000 shares issuable upon exercise of options exercisable within 60 days of March 31, 1999, 60,000 shares held by KLJ Ventures and 240,000 shares held by Alexander Hutton Capital, L.L.C. Mr. Johnson is President of KLJ Ventures and President of Alexander Hutton Capital, L.L.C. Mr. Johnson disclaims beneficial ownership of all shares held by Alexander Hutton Capital, L.L.C. except to the extent of his pro rata interest in this limited liability company.

 (12) Includes 150,000 shares subject to repurchase by F5 and 300,691 shares issuable upon exercise of options exercisable within 60 days of March 31, 1999.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

    Upon the completion of this offering, we will have authorized 100,000,000 shares of common stock, no par value, and 10,000,000 shares of undesignated preferred stock, no par value. The following description of our capital stock does not purport to be complete and is subject to and qualified in its entirety by our second amended and restated articles of incorporation and bylaws and by the provisions of applicable Washington law.

COMMON STOCK

    As of March 31, 1999, there were 15,017,469 shares of common stock outstanding assuming conversion of all shares of the preferred stock, which were held by 86 shareholders. Effective upon the close of this offering, holders of common stock are entitled to one vote per share on all matters to be voted upon by the shareholders. Holders of common stock will not have cumulative voting rights, and, therefore, holders of a majority of the shares voting for the election of directors will be able to elect all of the directors.

    Holders of common stock will receive such dividends as our board of directors may declare from time to time out of funds legally available for the payment of dividends, subject to the terms of any existing or future agreements between us and our debtholders. See "Dividend Policy." In the event of the liquidation, dissolution or winding up of F5, the holders of common stock will share ratably in all assets legally available for distribution after payment of all debts and other liabilities and subject to the prior rights of any holders of preferred stock then outstanding. Holders of our common stock have no preemptive rights and no right to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, and all shares of common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

PREFERRED STOCK

    Effective upon the closing of this offering, we will have authorized 10,000,000 shares of undesignated preferred stock. The board of directors has the authority to issue the preferred stock in one or more series and to fix the price, rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting a series or the designation of the series, without any further vote or action by our shareholders. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of delaying, deferring or preventing a change in control of F5 without further action by the shareholders and may adversely affect the market price of, and the voting and other rights of, the holders of common stock. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control to others. We have no current plans to issue any shares of preferred stock.

WARRANTS

    As of March 31, 1999, warrants to purchase 2,212,500 shares of common stock were outstanding at a weighted-average exercise price of $0.75 per share. Each warrant contains provisions for the adjustment of the exercise price and the aggregate number of shares issuable upon the exercise of the warrant in the event of stock dividends, stock splits, reorganizations, reclassifications and consolidations. Warrants exercisable for an aggregate of 2,200,000 shares of common stock contain additional provisions for the adjustment of the exercise price and the aggregate number of shares issuable upon certain dilutive issuances of securities at prices below the then existing warrant exercise price.

REGISTRATION RIGHTS

    Following this offering, holders of 8,114,376 shares of common stock and of warrants exercisable for 2,200,000 shares of common stock will have certain rights relating to the registration of these shares under state and federal securities laws. These rights, which are assignable, are outlined in an agreement between F5 and these holders. A majority of these holders may generally require that we register the common stock subject to these rights for public resale provided that the proposed aggregate selling offering price would exceed $5.0 million. If we register any of our common stock either for our own account or for the account of other security holders, these holders may also include their common stock subject to these rights in the registration, subject to the ability of the underwriters to limit the number of shares included in the offering. The holders of our common stock that were issued upon conversion of our Series A, B, C and D preferred stock may also require us to register all or a portion of their common stock subject to these rights on Form S-3, when use of this form becomes available, provided that among other limitations, the proposed aggregate offering price would be at least $2.0 million. The registration rights of a holder terminates, when the holder can, within a three month period, offer and sell all of his or her registrable securities pursuant to Rule 144 and as to all holders, three years after this offering.

ANTI-TAKEOVER EFFECTS OF CERTAIN PROVISIONS OF AMENDED ARTICLES OF
  INCORPORATION, BYLAWS AND WASHINGTON LAW

    Our board of directors, without shareholder approval, will have upon the closing of this offering authority under our amended articles of incorporation to issue preferred stock with rights superior to the rights of the holders of common stock. As a result, our board could issue preferred stock quickly and easily, which could adversely affect the rights of holders of common stock and which our board could issue with terms calculated to delay or prevent a change in control of F5 or make removal of management more difficult.

    ELECTION AND REMOVAL OF DIRECTORS. Effective upon the closing of this offering, our articles of incorporation will provide for the division of our board of directors into three classes, as nearly as equal in number as possible, with the directors in each class serving for a three-year term, and one class being elected each year by our shareholders. The Class I term will expire at the annual meeting of shareholders to be held in 2000; the Class II term will expire at the annual meeting of shareholders to be held in 2001; and the Class III term will expire at the annual meeting of shareholders to be held in 2002. At each annual meeting of shareholders after the initial classification, the successors to directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Because this system of electing and removing directors generally makes it more difficult for shareholders to replace a majority of the board of directors, it may discourage a third party from making a tender offer or otherwise attempting to gain control of F5 and may maintain the incumbency of the board of directors.

    SHAREHOLDER MEETINGS. Upon the closing of this offering our bylaws will provide that, except as otherwise required by law or by our amended articles of incorporation, special meetings of the shareholders can only be called pursuant to a resolution adopted by our board of directors, the chairman of the board or president. These provisions of our amended articles of incorporation and bylaws could discourage potential acquisition proposals and could delay or prevent a change in control. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, these provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management.

    Washington law also imposes restrictions on certain transactions between a corporation and certain significant shareholders. Chapter 23B.19.040 of the Washington Business Corporation Act prohibits a "target corporation," with certain exceptions, from engaging in certain significant business transactions with an "acquiring person," which is defined as a person or group of persons that beneficially owns 10% or more of the voting securities of the target corporation, for a period of five years after the acquisition, unless the transaction or acquisition of shares is approved by a majority of the members of the target corporation's board of directors prior to the time of acquisition. Such prohibited transactions include, among other things:

    - a merger or consolidation with, disposition of assets to, or issuance or redemption of stock to or from, the acquiring person;

    - termination of 5% or more of the employees of the target corporation as a result of the acquiring person's acquisition of 10% or more of the shares; or

    - allowing the acquiring person to receive any disproportionate benefits as a shareholder.

    After the five-year period, a "significant business transaction" may occur, as long as it complies with certain "fair price" provisions of the statute. A corporation may not "opt out" of this statute. This provision may have the effect of delaying, deferring or preventing a change in control.

TRANSFER AGENT

    The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Immediately prior to this offering, there was no public market for F5's common stock. Future sales of substantial amounts of common stock in the public market could adversely affect the market price of the common stock.

    Upon completion of this offering, we will have outstanding 17,877,469 shares of common stock, assuming the issuance of 3,000,000 shares of common stock offered hereby, conversion of all shares of preferred stock and no exercise of options or warrants after March 31, 1999. Of these shares, the 3,000,000 shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act; provided, however, that if shares are purchased by "affiliates," as that term is defined in Rule 144 under the Securities Act, their sales of shares would be subject to certain limitations and restrictions that are described below.

    The remaining 14,877,469 shares of common stock, assuming conversion of all shares of preferred stock, held by existing shareholders as of March 31, 1999 were issued and sold by us in reliance on exemptions from the registration requirements of the Securities Act. All of these shares will be subject to lock-up agreements described below on the effective date of the offering. Upon expiration of the lock-up agreements 180 days after the effective date, 14,727,469 shares will become eligible for sale, subject in most cases to the limitations of Rules 144 and 701. In addition, holders of stock options and warrants could exercise their options and warrants and sell the shares issued upon exercise as described below.

                                 SHARES
 DAYS AFTER THE EFFECTIVE     ELIGIBLE FOR
           DATE                   SALE                                     COMMENT
---------------------------  --------------  --------------------------------------------------------------------
Upon effectiveness.........      3,000,000   Shares sold in the offering

180 days...................     14,727,469   Lock-up released: shares salable under Rules 144 and 701

After 180 days.............        150,000   Shares will become salable at various times after 180 days after the effective date

    As of March 31, 1999, there were a total of 2,212,500 shares of common stock that could be issued upon exercise of outstanding warrants. All of these shares are subject to lock-up agreements. As of March 31, 1999, there were a total of 2,425,805 shares of common stock subject to outstanding options under our stock plans, 200,751 of which were vested. However, all of these shares are subject to lock-up agreements. Immediately after the completion of the offering, we intend to file registration statements on Form S-8 under the Securities Act to register all of the shares of common stock issued or reserved for future issuance under our stock plans. After the effective dates of the registration statements on Form S-8, shares purchased upon exercise of options granted pursuant to our Amended and Restated 1996 Stock Option Plan, Amended and Restated Directors' Nonqualified Stock Option Plan, 1998 Equity Incentive Plan, 1999 Non-Employees Directors' Plan and 1999 Employee Stock Purchase Plan generally would be available for resale in the public market.


    The officers, directors and shareholders of F5 have agreed not to sell or otherwise dispose of any of their shares for a period of 180 days after the date of this prospectus. Hambrecht & Quist, however, may in its sole discretion, at any time and in most cases without notice, release all or any portion of the shares subject to lock-up agreements.


RULE 144

    In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of F5's common stock for at least one year would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

    - 1% of the number of shares of common stock then outstanding, which will equal approximately 178,775 shares immediately after the effective date of this offering; or

    - the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to this sale.

    Sales under Rule 144 are also subject to other requirements regarding the manner of sale, notice filing and the availability of current public information about F5.

RULE 701

    In general, under Rule 701, any F5 employee, director, officer, consultant or advisor who purchases shares from F5 in connection with a compensatory stock or option plan or other written agreement before the effective date of the offering is entitled to resell these shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with certain restrictions, including the holding period, contained in Rule 144.

    The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Securities Exchange Act of 1934, along with the shares acquired upon exercise of these options (including exercises after the date of this prospectus). Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this prospectus, may be sold by persons other than affiliates subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with its one year minimum holding period requirement.

    In addition, following this offering, the holders of 8,114,376 shares of common stock and of warrants exercisable for 2,200,000 shares of common stock will, under certain circumstances, have rights to require us to register their shares for future sale.

LOCK-UP AGREEMENTS

    All officers and directors and certain holders of common stock or securities convertible for common stock and options and warrants to purchase common stock have agreed pursuant to certain "lock-up" agreements that they will not offer, sell, contract to sell, pledge, grant any option to sell, or otherwise dispose of, directly or indirectly, any shares of common stock or securities convertible or exchangeable for common stock, or warrants or other rights to purchase common stock for a period of 180 days after the date of this prospectus without the prior written consent of Hambrecht & Quist L.L.C.

                                  UNDERWRITING

    Subject to the terms and conditions of the underwriting agreement, the underwriters named below, through their representatives, Hambrecht & Quist L.L.C., BancBoston Robertson Stephens Inc. and Dain Rauscher Wessels, a division of Dain Rauscher Incorporated, have severally agreed to purchase from F5 and the selling shareholder the following respective numbers of shares of common stock.


NAME                                                       NUMBER OF SHARES
---------------------------------------------------------  ----------------
Hambrecht & Quist L.L.C..................................        990,000
BancBoston Robertson Stephens Inc........................        605,000
Dain Rauscher Wessels, a division of Dain Rauscher
  Incorporated...........................................        605,000
BT Alex. Brown Incorporated..............................         80,000
Donaldson, Lufkin & Jenrette Securities Corporation......         80,000
Lazard Freres & Co. LLC..................................         80,000
PaineWebber Incorporated.................................         80,000
Salomon Smith Barney Inc.................................         80,000
Charles Schwab & Co., Inc................................         80,000
William Blair & Co.......................................         40,000
Everen Securities, Inc...................................         40,000
First Albany Corporation.................................         40,000
Gerard Klauer Mattison & Co., Inc........................         40,000
Jefferies & Company Inc..................................         40,000
Ragen MacKenzie Incorporated.............................         40,000
William Smith Securities Incorporated....................         40,000
SoundView Technology Group, Inc..........................         40,000
                                                           ----------------
  Total..................................................      3,000,000
                                                           ----------------
                                                           ----------------


    The underwriting agreement provides that the obligations of the underwriters are subject to certain conditions precedent, including the absence of any material adverse change in our business and the receipt of certain certificates, opinions and letters from F5 and the selling shareholder, his counsel and the independent auditors. The nature of the underwriters' obligation is such that they have committed to purchase all shares of common stock offered hereby if any of these shares are purchased.


    The underwriters are offering the shares of common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at this price less a concession not in excess of $0.40 per share. The underwriters may allow and these dealers may re-allow a concession not in excess of $0.10 per share to certain other dealers. After the initial public offering of the shares, the underwriters may change the offering price and other selling terms.



    Three shareholders have granted to the underwriters an option, exercisable no later than 30 days after the date of this prospectus, to purchase up to 450,000 additional shares of common stock at the initial public offering price, less the underwriting discount set forth on the cover page of this prospectus. To the extent that the underwriters exercise this option, each of the underwriters will have a firm commitment to purchase approximately the same percentage thereof which the number of shares of common stock to be purchased by it shown in the above table bears to the total number of shares of common stock offered hereby. Such shareholders will be obligated, pursuant to the option, to sell shares to the underwriters to the extent the option is exercised. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of shares of common stock offered hereby.


    The offering of the shares is made for delivery when, as and if accepted by the underwriters and subject to prior sale and to withdrawal, cancellation or modification of the offering without notice. The underwriters reserve the right to reject an order for the purchase of shares in whole or in part.

    F5 and the selling shareholder have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect thereof.


    F5, the selling shareholder and all other shareholders of F5, including executive officers and directors, who will own in the aggregate 14,877,469 shares of common stock after the offering, have agreed that they will not, without the prior written consent of Hambrecht & Quist L.L.C., offer, sell or otherwise dispose of any shares of common stock, options or warrants to acquire shares of common stock or securities exchangeable for or convertible into shares of common stock owned by them during the 180-day period following the date of this prospectus. We have agreed that we will not, without the prior written consent of Hambrecht & Quist L.L.C., offer, sell or otherwise dispose of any shares of common stock, options or warrants to acquire shares of common stock or securities exchangeable for or convertible into shares of common stock during the 180-day period following the date of this prospectus, except that we may issue shares upon the exercise of options granted prior to the date hereof, and may grant additional options under our stock option plans.


    Certain persons participating in this offering may over-allot or effect transactions that stabilize, maintain or otherwise affect the market price of the common stock at levels above those that might otherwise prevail in the open market, including by entering stabilizing bids, effecting syndicate covering transactions or imposing penalty bids. A stabilizing bid means the placing of any bid or effecting of any purchase, for the purpose of pegging, fixing or maintaining the price of the common stock. A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the offering. A penalty bid means an arrangement that permits the underwriters to reclaim a selling concession from a syndicate member in connection with the offering when shares of common stock sold by the syndicate member are purchased in syndicate covering transactions. Such transactions may be effected on the Nasdaq National Market, in the over-the-counter market, or otherwise. Such stabilizing, if commenced may be discontinued at any time.


    Prior to this offering, there has been no public market for the common stock. The initial public offering price for the common stock has been determined by negotiation among F5, the selling shareholder and the representatives. Among the factors that were considered in determining the initial public offering price were prevailing market and economic conditions, revenues and earnings of F5, market valuations of other companies engaged in activities similar to F5, estimates of the business potential and prospects of F5, the present state of our business operations, our management and other factors deemed relevant.


                                 LEGAL MATTERS

    The validity of the common stock offered hereby will be passed upon for F5 by Cooley Godward LLP, Kirkland, Washington. Certain legal matters will be passed upon for the underwriters by Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, Menlo Park, California.

                                    EXPERTS

    The financial statements of F5 Networks, Inc. as of September 30, 1997 and 1998 and for the period from February 26, 1996, inception, to September 30, 1996 and each of the years in the two year period ended September 30, 1998, included in this registration statement have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                           ADDITIONAL F5 INFORMATION

    We have filed with the SEC a registration statement on Form S-1 with respect to the common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules which are part of the registration statement. For further information with respect to F5 and our common stock, reference is made to the registration statement and the exhibits and schedules thereto. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms. Our SEC filings are also available to the public from the SEC's Web site at http://www.sec.gov. Information contained on F5's Web site does not constitute part of this prospectus.

    Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934 and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information will be available for inspection and copying at the SEC's public reference rooms, our Web site and the Web site of the SEC referred to above.

                               F5 NETWORKS, INC.
                         INDEX TO FINANCIAL STATEMENTS

                                                                                                                PAGE
                                                                                                                -----
Report of Independent Accountants..........................................................................         F-2

Balance Sheets.............................................................................................         F-3

Statements of Operations...................................................................................         F-4

Statement of Shareholders' Equity (Deficit)................................................................         F-5

Statements of Cash Flows...................................................................................         F-6

Notes to Financial Statements..............................................................................         F-7

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of F5 Networks, Inc.

    In our opinion, the accompanying balance sheets and the related statements of operations, of shareholders' equity (deficit) and of cash flows present fairly, in all material respects, the financial position of F5 Networks, Inc. at September 30, 1997 and 1998, and the results of its operations and its cash flows for the period from February 26, 1996 (inception) to September 30, 1996 and for each of the years in the two year period ended September 30, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP

Seattle, Washington
April 6, 1999

                               F5 NETWORKS, INC.

                                 BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                                         MARCH 31, 1999
                                                                                                            PRO FORMA
                                                                                                          SHAREHOLDERS'
                                                                                                             EQUITY
                                                         SEPTEMBER 30,    SEPTEMBER 30,     MARCH 31,      (UNAUDITED)
                                                             1997             1998            1999           NOTE 2
                                                        ---------------  ---------------  -------------  ---------------
                                                                                           (UNAUDITED)
                                                ASSETS
Current assets:
  Cash and cash equivalents...........................     $     143        $   6,206       $   2,460
  Accounts receivable, net of allowances of $0, $382
    and $550..........................................           329            2,032           3,379
  Inventories.........................................            77               99             398
  Deferred finance costs..............................                                            395
  Other current assets................................            68              250             438
                                                              ------           ------          ------
        Total current assets..........................           617            8,587           7,070
Property and equipment, net...........................           196              682           1,219
Software development costs, net of accumulated
  amortization of $4, $83 and $135....................            52              118              66
Other assets..........................................            54               45             161
                                                              ------           ------          ------
        Total assets..................................     $     919        $   9,432       $   8,516
                                                              ------           ------          ------
                                                              ------           ------          ------
                            LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Current portion of long-term debt...................     $     500
  Capital lease obligations, current portion..........            19        $      19       $       8
  Accounts payable....................................           117              559           1,458
  Accrued liabilities.................................           114              458           1,475
  Deferred revenue....................................           184              788           1,568
                                                              ------           ------          ------
        Total current liabilities.....................           934            1,824           4,509
Capital lease obligations, net of current portion.....            19
Long-term debt, net of current portion................           197
                                                              ------           ------          ------
        Total liabilities.............................         1,150            1,824           4,509
                                                              ------           ------          ------
Commitments (Note 9)
Redeemable convertible preferred stock, no par value:
  Series D Convertible, $0, $15,460, $15,460 and no
    liquidation preference, no, 1,138,438, 1,138,438
    and no shares issued and outstanding..............                          7,688           7,688
                                                              ------           ------          ------
Shareholders' equity (deficit):
  Preferred stock, no par value; 10,000,000 shares
    authorized
    Series A Convertible, $1,200 $1,200, $1,200 and no
      liquidation preference, 400,000, 400,000,
      400,000 and no shares issued and outstanding....         1,123            1,123           1,123
    Series B Convertible, $250, $2,000, $2,000 and no
      liquidation preference, 156,250, 1,250,000,
      1,250,000 and no shares issued and
      outstanding.....................................           208            1,656           1,656
    Series C Convertible, $0, $1,500, $1,500 and no
      liquidation preference, no, 156,250, 156,250 and
      no shares issued and outstanding................                          1,418           1,418
  Common stock, no par value; 50,000,000 shares
    authorized, 100,000,000 shares authorized pro
    forma, 6,000,000, 6,021,500, 6,903,093 and
    15,017,469 shares issued and outstanding..........           393            2,875           8,132          20,017
  Note receivable from shareholder....................                                           (750)           (750)
  Unearned compensation...............................          (169)          (1,694)         (4,643)         (4,643)
  Accumulated deficit.................................        (1,786)          (5,458)        (10,617)        (10,617)
                                                              ------           ------          ------         -------
      Total shareholders' equity (deficit)............          (231)             (80)         (3,681)          4,007
                                                              ------           ------          ------         -------
        Total liabilities and shareholders' equity
          (deficit)...................................     $     919        $   9,432       $   8,516
                                                              ------           ------          ------
                                                              ------           ------          ------

   The accompanying notes are an integral part of these financial statements.

                               F5 NETWORKS, INC.

                            STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                      PERIOD FROM
                                     FEBRUARY 26,
                                         1996       YEAR ENDED SEPTEMBER   SIX MONTHS ENDED MARCH
                                      (INCEPTION)           30,                     31,
                                     TO SEPTEMBER   --------------------  ------------------------
                                       30, 1996       1997       1998        1998         1999
                                     -------------  ---------  ---------  -----------  -----------
                                                                          (UNAUDITED)  (UNAUDITED)
Net revenues:
  Products.........................    $       2    $     229  $   4,119   $   1,608    $   5,428
  Services.........................           --           --        770         229        1,029
                                     -------------  ---------  ---------  -----------  -----------
    Total net revenues.............            2          229      4,889       1,837        6,457

Cost of net revenues:
  Products.........................            1           71      1,091         402        1,449
  Services.........................           --           --        314          57          580
                                     -------------  ---------  ---------  -----------  -----------
    Total cost of net revenues.....            1           71      1,405         459        2,029
                                     -------------  ---------  ---------  -----------  -----------

  Gross profit.....................            1          158      3,484       1,378        4,428

Operating expenses:
  Sales and marketing..............           62          565      3,881       1,342        5,103
  Research and development.........          103          569      1,810         534        2,344
  General and administrative.......          180          383      1,041         438        1,191
  Amortization of unearned
    compensation...................            4           69        420          91        1,038
                                     -------------  ---------  ---------  -----------  -----------
    Total operating expenses.......          349        1,586      7,152       2,405        9,676
                                     -------------  ---------  ---------  -----------  -----------
Loss from operations...............         (348)      (1,428)    (3,668)     (1,027)      (5,248)
Other income (expense):
  Interest expense.................           --          (46)       (42)        (26)          (1)
  Interest income..................           18           18         38           7           90
                                     -------------  ---------  ---------  -----------  -----------
    Net loss.......................    $    (330)   $  (1,456) $  (3,672)  $  (1,046)   $  (5,159)
                                     -------------  ---------  ---------  -----------  -----------
                                     -------------  ---------  ---------  -----------  -----------
Net loss per share--basic and
  diluted..........................    $   (0.06)   $   (0.24) $   (0.60)  $   (0.17)   $   (0.82)
                                     -------------  ---------  ---------  -----------  -----------
                                     -------------  ---------  ---------  -----------  -----------
Weighted average shares--basic and
  diluted..........................        5,932        6,000      6,086       6,258        6,297
                                     -------------  ---------  ---------  -----------  -----------
                                     -------------  ---------  ---------  -----------  -----------
Pro forma net loss per share
  (unaudited):
  Net loss per share--basic and
    diluted........................                            $   (0.26)               $   (0.36)
                                                               ---------               -----------
                                                               ---------               -----------
  Weighted average shares--basic
    and diluted....................                               14,201                   14,412
                                                               ---------               -----------
                                                               ---------               -----------

   The accompanying notes are an integral part of these financial statements.

                               F5 NETWORKS, INC.
                  STATEMENT OF SHAREHOLDERS' EQUITY (DEFICIT)
      FOR THE PERIOD FROM FEBRUARY 26, 1996 (INCEPTION) TO MARCH 31, 1999
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                   CONVERTIBLE PREFERRED STOCK AMOUNT
                                -----------------------------------------
                                 SHARES    SERIES A   SERIES B   SERIES C
                                ---------  --------   --------   --------
Common stock issued to
  founding shareholders.......
Common stock issued for
  merger......................
Sales of Series A Convertible
  Preferred Stock,
  (net of issuance costs of
    $77)......................    370,000   $1,123
Issuance of Series A
  Convertible Preferred Stock
  upon payment of subscription
  receivable from
  shareholder.................     10,000
Unearned compensation.........
Amortization of unearned
  compensation................
Net loss......................
                                ---------  --------   --------   --------
Balance, September 30, 1996...    380,000    1,123
Issuance of Series A
  Convertible Preferred Stock
  upon payment of subscription
  receivable from
  shareholders................     20,000
Sales of Series B Convertible
  Preferred Stock.............    156,250              $  250
Value ascribed to warrants
  issued in conjunction with
  sale of Convertible
  Preferred Stock.............                            (42)
Value ascribed to warrants
  issued with note payable....
Unearned compensation.........
Amortization of unearned
  compensation................
Net loss......................
                                ---------  --------   --------   --------
Balance, September 30, 1997...    556,250    1,123        208
Sales of Series B Convertible
  Preferred Stock, (net of
  issuance costs of $30)......  1,093,750               1,740
Sales of Series C Convertible
  Preferred Stock, (net of
  issuance costs of $7).......    156,250                         $1,493
Value ascribed to warrants
  issued in conjunction with
  sales of Convertible
  Preferred Stock.............                           (292)       (75)
Exercise of stock options by
  employees...................
Exercise of stock warrants....
Repurchase of common stock
  under shareholder
  agreement...................
Issuance of common stock under
  shareholder agreement.......
Conversion of note payable to
  common stock................
Unearned compensation.........
Amortization of unearned
  compensation................
Net loss......................
                                ---------  --------   --------   --------
Balance, September 30, 1998...  1,806,250    1,123      1,656      1,418
Exercise of stock options by
  employees (unaudited).......
Exercise of stock warrants
  (unaudited).................
Note receivable from
  shareholder for exercise of
  stock options (unaudited)...
Unearned compensation
  (unaudited).................
Amortization of unearned
  compensation (unaudited)....
Net loss (unaudited)..........
                                ---------  --------   --------   --------
Balance, March 31, 1999
  (unaudited).................  1,806,250   $1,123     $1,656     $1,418
                                ---------  --------   --------   --------
                                ---------  --------   --------   --------

                                                    SUBSCRIPTIONS
                                                       /NOTES
                                   COMMON STOCK      RECEIVABLE      UNEARNED
                                ------------------      FROM         COMPEN-     ACCUMULATED
                                  SHARES    AMOUNT  SHAREHOLDERS      SATION       DEFICIT      TOTAL
                                ----------  ------  -------------   ----------   -----------   -------
Common stock issued to
  founding shareholders.......   5,388,000
Common stock issued for
  merger......................     612,000
Sales of Series A Convertible
  Preferred Stock,
  (net of issuance costs of
    $77)......................                          $(90)                                  $ 1,033
Issuance of Series A
  Convertible Preferred Stock
  upon payment of subscription
  receivable from
  shareholder.................                            30                                        30
Unearned compensation.........              $   4                    $    (4)
Amortization of unearned
  compensation................                                             4                         4
Net loss......................                                                     $  (330)       (330)
                                ----------  ------     -----        ----------   -----------   -------
Balance, September 30, 1996...   6,000,000      4        (60)                         (330)        737
Issuance of Series A
  Convertible Preferred Stock
  upon payment of subscription
  receivable from
  shareholders................                            60                                        60
Sales of Series B Convertible
  Preferred Stock.............                                                                     250
Value ascribed to warrants
  issued in conjunction with
  sale of Convertible
  Preferred Stock.............                 42
Value ascribed to warrants
  issued with note payable....                109                                                  109
Unearned compensation.........                238                       (238)
Amortization of unearned
  compensation................                                            69                        69
Net loss......................                                                      (1,456)     (1,456)
                                ----------  ------     -----        ----------   -----------   -------
Balance, September 30, 1997...   6,000,000    393                       (169)       (1,786)       (231)
Sales of Series B Convertible
  Preferred Stock, (net of
  issuance costs of $30)......                                                                   1,740
Sales of Series C Convertible
  Preferred Stock, (net of
  issuance costs of $7).......                                                                   1,493
Value ascribed to warrants
  issued in conjunction with
  sales of Convertible
  Preferred Stock.............                367
Exercise of stock options by
  employees...................     215,750     29                                                   29
Exercise of stock warrants....       5,750      5                                                    5
Repurchase of common stock
  under shareholder
  agreement...................  (2,600,000)  (245 )                                               (245)
Issuance of common stock under
  shareholder agreement.......   1,800,000    172                                                  172
Conversion of note payable to
  common stock................     600,000    209                                                  209
Unearned compensation.........              1,945                     (1,945)
Amortization of unearned
  compensation................                                           420                       420
Net loss......................                                                      (3,672)     (3,672)
                                ----------  ------     -----        ----------   -----------   -------
Balance, September 30, 1998...   6,021,500  2,875                     (1,694)       (5,458)        (80)
Exercise of stock options by
  employees (unaudited).......     304,093    100                                                  100
Exercise of stock warrants
  (unaudited).................     427,500    420                                                  420
Note receivable from
  shareholder for exercise of
  stock options (unaudited)...     150,000    750       (750)
Unearned compensation
  (unaudited).................              3,987                     (3,987)
Amortization of unearned
  compensation (unaudited)....                                         1,038                     1,038
Net loss (unaudited)..........                                                      (5,159)     (5,159)
                                ----------  ------     -----        ----------   -----------   -------
Balance, March 31, 1999
  (unaudited).................   6,903,093  $8,132      $(750)       $(4,643)      $(10,617)   $(3,681)
                                ----------  ------     -----        ----------   -----------   -------
                                ----------  ------     -----        ----------   -----------   -------

   The accompanying notes are an integral part of these financial statements.

                               F5 NETWORKS, INC.

                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                         YEAR ENDED SEPTEMBER   SIX MONTHS ENDED MARCH 31,
                                                  PERIOD FROM FEBRUARY           30,
                                                  26, 1996 (INCEPTION)   --------------------  ----------------------------
                                                  TO SEPTEMBER 30, 1996    1997       1998         1998           1999
                                                  ---------------------  ---------  ---------  -------------  -------------
                                                                                                (UNAUDITED)    (UNAUDITED)
Cash flows from operating activities:
  Net loss......................................        $    (330)       $  (1,456) $  (3,672)   $  (1,046)     $  (5,159)
  Adjustments to reconcile net loss to net cash
    used in operating activities:
    Amortization of unearned compensation.......                4               69        420           91          1,038
    Provision for doubtful accounts and sales
      returns...................................                                          605          130            667
    Depreciation and amortization...............               14               59        323          115            235
    Non cash interest expense...................                                 6         12           12
    Changes in operating assets and liabilities:
      Accounts receivable.......................               (1)            (328)    (2,308)        (851)        (2,014)
      Inventories...............................              (29)             (48)       (22)         (31)          (299)
      Other current assets......................               (7)             (55)      (186)         (34)          (188)
      Other assets..............................               (6)             (48)         9         (114)          (116)
      Accounts payable and accrued
        liabilities.............................               37              194        806          699          1,521
      Deferred revenue..........................                               184        604           65            780
                                                           ------        ---------  ---------       ------         ------
        Net cash used in operating activities...             (318)          (1,423)    (3,409)        (964)        (3,535)
                                                           ------        ---------  ---------       ------         ------
Cash flows from investing activities:
  Issuance of notes to officer..................                                          (10)
  Purchases of property and equipment...........             (150)             (98)      (731)        (267)          (720)
  Additions to software development costs.......                               (56)      (145)        (130)
  Proceeds from sale leaseback..................               30
                                                           ------        ---------  ---------       ------         ------
        Net cash used in investing activities...             (120)            (154)      (886)        (397)          (720)
                                                           ------        ---------  ---------       ------         ------
Cash flows from financing activities:
  Proceeds from issuance of Series A Convertible
    Preferred Stock.............................            1,063               60
  Proceeds from issuance of Series B Convertible
    Preferred Stock.............................                               250      1,235        1,235
  Proceeds from issuance of Series C Convertible
    Preferred Stock.............................                                        1,493
  Proceeds from issuance of Series D Redeemable
    Convertible Preferred Stock.................                                        7,688
  Proceeds from the exercise of stock options
    and warrants................................                                           34           23            520
  Repurchase of common stock under shareholder
    agreement...................................                                         (245)        (245)
  Proceeds from issuance of common stock under
    shareholder agreement.......................                                          172          172
  Proceeds from line of credit..................                                          825          250
  Repayments of line of credit..................                                         (825)
  Proceeds from issuance of long-term debt......                               800
  Principal payments on capital lease
    obligations.................................               (1)             (14)       (19)          (9)           (11)
                                                           ------        ---------  ---------       ------         ------
        Net cash provided by financing
          activities............................            1,062            1,096     10,358        1,426            509
                                                           ------        ---------  ---------       ------         ------
        Net increase (decrease) in cash and cash
          equivalents...........................              624             (481)     6,063           65         (3,746)
Cash and cash equivalents, at beginning of
  year..........................................               --              624        143          143          6,206
                                                           ------        ---------  ---------       ------         ------
Cash and cash equivalents, at end of year.......        $     624        $     143  $   6,206    $     208      $   2,460
                                                           ------        ---------  ---------       ------         ------
                                                           ------        ---------  ---------       ------         ------

   The accompanying notes are an integral part of these financial statements.

                               F5 NETWORKS, INC.

                         NOTES TO FINANCIAL STATEMENTS

1.  THE COMPANY AND BASIS OF PRESENTATION:

    F5 Networks, Inc. (formerly F5 Labs, Inc.) (the "Company") was incorporated on February 26, 1996 in the State of Washington.

    F5 is a leading provider of integrated Internet traffic management solutions designed to improve the availability and performance of mission-critical Internet-based servers and applications. Our proprietary software-based solutions monitor and manage local and geographically dispersed servers and intelligently direct traffic to the server best able to handle a user's request.

    The Company purchases material component parts and certain licensed software from suppliers and generally contracts with third parties for the assembly of products.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

    USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

    UNAUDITED INTERIM FINANCIAL STATEMENTS

    In the opinion of the Company's management, the March 31, 1998 and 1999 unaudited interim financial statements include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the financial statements. All references hereinafter to March 31, 1998 and 1999 amounts are based on unaudited information.

    RECLASSIFICATIONS

    Certain reclassifications have been made to the 1996 and 1997 financial statements to conform with the 1998 presentation. These reclassifications had no effect on previously reported net loss, shareholders' equity (deficit) or cash flows.

    CASH EQUIVALENTS

    Cash equivalents consist of highly liquid investments with original maturities of three months or less at the date of investment by the Company.

    CONCENTRATION OF CREDIT RISK

    The Company places its temporary cash investments with major financial institutions. As of September 30, 1998, all of the Company's temporary cash investments were placed with three institutions.

    The Company's customers are from diverse industries and geographic locations. Net revenues from international customers are denominated in U.S. Dollars and were approximately $0, $15,000 and $172,000 in the period from February 26, 1996 (inception) to September 30, 1996, and the years ended September 30, 1997 and 1998, respectively and $108,000 and $327,000, for the six months ended March 31, 1998 and 1999. For the six months ended March 31, 1999, one customer accounted

                               F5 NETWORKS, INC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED) for 19.1% of net revenues. During the period from February 26, 1996 (inception) to September 30, 1996, the years ended September 30, 1997 and 1998, and the six months ended March 31, 1998, no single customer accounted for more than 10% of the Company's net revenues. At March 31, 1998, two customers represented 23.4% of accounts receivable and at March 31, 1999, one customer represented 18.3% of accounts receivable. At September 30, 1997 and 1998, there were no significant accounts receivable from a single customer. The Company does not require collateral to support credit sales. Allowances are maintained for potential credit losses and sales returns.

    INVENTORIES

    Inventories consist of hardware, software and related component parts and are recorded at the lower of cost (as determined by the first-in, first-out method) or market.

    PROPERTY AND EQUIPMENT

    Property and equipment is stated at cost. Equipment under capital leases is stated at the lower of the present value of the minimum lease payments discounted at the Company's incremental borrowing rate at the beginning of the lease term or fair value at the inception of the lease. Depreciation of property and equipment and amortization of capital leases are provided on the straight-line method over the estimated useful lives of the assets of 2 to 5 years. Leasehold improvements are amortized over the term of the lease or the estimated useful life of the improvements. Manufacturing tools represents the cost of construction of equipment to produce brand-identification parts for Company products.

    The cost of normal maintenance and repairs is charged to expense as incurred and expenditures for major improvements are capitalized at cost. Gains or losses on the disposition of assets in the normal course of business are reflected in the results of operations at the time of disposal. Gains from sale leaseback transactions are deferred and amortized over the term of the lease.

    SOFTWARE DEVELOPMENT COSTS

    Software development costs incurred in conjunction with product development are charged to research and development expense until technological feasibility is established. Thereafter, until the product is released for sale, software development costs are capitalized and reported at the lower of unamortized cost or net realizable value of each product. The establishment of technological feasibility and the on-going assessment of recoverability of costs require considerable judgment by the Company with respect to certain internal and external factors, including, but not limited to, anticipated future gross product revenues, estimated economic life and changes in hardware and software technology. The Company amortizes capitalized software costs using the straight-line method over the estimated economic life of the product, generally two years.

    VALUATION OF LONG-LIVED ASSETS

    The Company periodically evaluates the carrying value of long-lived assets to be held and used, including, but not limited to, property and equipment and other assets, when events and circumstances warrant such a review. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from the asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value

                               F5 NETWORKS, INC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED) exceeds the fair value of the long-lived asset. Fair value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Losses on long-lived assets to be disposed of are determined in a similar manner, except that fair values are reduced for the cost to dispose.

    EQUITY FINANCING COSTS

    External direct costs associated with obtaining equity financing are deferred and taken as a reduction of the proceeds upon completion of the financing.

    REVENUE RECOGNITION

    On October 27, 1997, the American Institute of Certified Public Accountants Accounting Standards Executive Committee issued Statement of Position 97-2 ("SOP 97-2"), "Software Revenue Recognition." SOP 97-2 provides guidance on when revenue should be recognized and in what amounts for licensing, selling, leasing, or otherwise marketing computer software. The Company has implemented SOP 97-2 for the year ended September 30, 1998.

    The Company sells products through resellers, original equipment manufacturers and other channel partners, as well as to end users, under similar terms. The Company generally combines software license, installation and customer support elements into a package with a single "bundled" price. The Company allocates a portion of the sales price to each element of the bundled package based on their respective fair values when the individual elements are sold separately. Revenues from the license of software, net of an allowance for estimated returns, are recognized when the product has been shipped and the customer is obligated to pay for the product. Installation revenue is recognized when the product has been installed at the customer's site. Revenues for customer support are recognized on a straight-line basis over the service contract terms. Estimated sales returns are based on historical experience by product and are recorded at the time revenues are recognized.

    ADVERTISING

    Advertising costs are expensed as incurred. Advertising expense was $0, $0 and $256,000 for the period from February 26, 1996 (inception) to September 30, 1996 and the years ended September 30, 1997 and 1998, respectively, and $42,000 and $537,000, for the six months ended March 31, 1998 and 1999, respectively.

    INCOME TAXES

    The Company accounts for income taxes under the liability method of accounting. Under the liability method, deferred taxes are determined based on the differences between the financial statement and tax bases of assets and liabilities at enacted tax rates in effect in the year in which the differences are expected to reverse. Valuation allowances are established, when necessary, to reduce deferred tax assets to amounts expected to be realized.

    STOCK-BASED COMPENSATION

    The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion No. 25 ("APB No. 25"), "Accounting for Stock

                               F5 NETWORKS, INC.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)
    Issued to Employees" and complies with the disclosure provisions of Statement of Financial Accounting Standards No. 123 ("SFAS No. 123"), "Accounting for Stock-Based Compensation." Under APB No. 25, compensation expense is based on the difference, if any, on the date of the grant, between the deemed fair value of the Company's stock and the exercise price of the option. The unearned compensation is being amortized in accordance with Financial Accounting Standards Board Interpretation No. 28 on an accelerated basis over the vesting period of the individual options. The Company accounts for equity instruments issued to nonemployees in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force 96-18.

    FAIR VALUE OF FINANCIAL INSTRUMENTS

    For certain financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, recorded amounts approximate market value.

    NET LOSS AND PRO FORMA NET LOSS PER SHARE

    Effective October 1, 1997, the Company adopted Statement of Financial Accounting Standards No. 128 ("SFAS No. 128"), "Earnings per Share." SFAS No. 128 requires the presentation of basic and diluted earnings (loss) per share for all periods presented.

    In accordance with SFAS No. 128, basic net loss per share has been computed using the weighted-average number of shares of common stock outstanding during the period, except that pursuant to Securities and Exchange Commission Staff Accounting Bulletin No. 98, if applicable, common shares issued in each of the periods presented for nominal consideration have been included in the calculation as if they were outstanding for all periods presented.

    Pro forma basic and diluted net loss per share has been computed as described above and also gives effect to the conversion of the convertible instruments that will occur upon completion of the Company's initial public offering. The Company has included the equivalent number of common shares from the conversion of preferred stock in the calculation of pro forma net loss per share. The preferred stock series are assumed converted because their terms require conversion upon an initial public offering, subject to certain conditions.

    Dilutive securities include options, warrants and preferred stock on an as if converted basis. Potentially dilutive securities totaling 3,636,000 for the period from February 26, 1996 (inception) to September 30, 1996 and 5,066,000 and 12,819,126 for the years ended September 30, 1997 and 1998, respectively, and 8,687,876 and 12,752,681 for the six months ended March 31, 1998 and 1999 (unaudited), respectively, and were excluded from historical basic and diluted loss per share because of their anti-dilutive effect.

    PRO FORMA SHAREHOLDERS' EQUITY

    Upon completion of the Company's qualified initial public offering as described in Note 8a, all of the convertible and redeemable preferred stock outstanding as of the closing date will automatically be converted into an aggregate 8,114,376 shares of common stock.

    Unaudited pro forma shareholders' equity at March 31, 1999, as adjusted for the conversion of the convertible preferred stock outstanding at March 31, 1999 (see Note 8c) is disclosed on the accompanying balance sheet.

                               F5 NETWORKS, INC.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)
    A reconciliation of shares used in the calculation of basic and diluted and pro forma basic and diluted net loss per share follows:

                                                          PERIOD FROM
                                                         FEBRUARY 26,
                                                             1996         YEAR ENDED SEPTEMBER     SIX MONTHS ENDED MARCH
                                                          (INCEPTION)              30,                       31,
                                                         TO SEPTEMBER    -----------------------  -------------------------
                                                           30, 1996         1997        1998         1998          1999
                                                         -------------   ----------  -----------  -----------   -----------
                                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                                                                                  (UNAUDITED)   (UNAUDITED)
Net loss...............................................   $     (330)    $   (1,456) $    (3,672) $   (1,046)   $   (5,159 )
                                                              ------     ----------  -----------  -----------   -----------
                                                              ------     ----------  -----------  -----------   -----------
Weighted average shares of common stock outstanding
  (shares used in computing basic and diluted net loss
  per share)...........................................        5,932          6,000        6,086       6,258         6,297
                                                              ------     ----------  -----------  -----------   -----------
                                                              ------     ----------  -----------  -----------   -----------
Basic and diluted net loss per share...................   $    (0.06)    $    (0.24) $     (0.60) $    (0.17)   $    (0.82 )
                                                              ------     ----------  -----------  -----------   -----------
                                                              ------     ----------  -----------  -----------   -----------
Shares used in computing basic and diluted net loss per
  share................................................                                    6,086       6,258         6,297
                                                                                     -----------                -----------
Adjustment to reflect the effect of the assumed
  conversion of preferred stock:
  Preferred stock--Series A............................                                    2,400                     2,400
  Preferred stock--Series B............................                                    2,500                     2,500
  Preferred stock--Series C............................                                      938                       938
  Preferred stock--Series D............................                                    2,277                     2,277
                                                                                     -----------                -----------
                                                                                           8,115                     8,115
                                                                                     -----------                -----------
Shares used in computing pro forma basic and diluted
  net loss per share...................................                                   14,201                    14,412
                                                                                     -----------                -----------
                                                                                     -----------                -----------
Pro forma basic and diluted net loss per share.........                              $     (0.26)               $    (0.36 )
                                                                                     -----------                -----------
                                                                                     -----------                -----------

    Had the Company been in a net income position, diluted earnings per share would have included the shares used in the computation of basic net loss per share as well as additional potential shares of common stock related to outstanding options and warrants which were excluded because they are anti-dilutive.

    NEW ACCOUNTING PRONOUNCEMENTS

    In June 1997, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income." This statement requires that changes in comprehensive income be shown in a financial statement that is displayed with the same prominence as other financial statements. The statement is effective for fiscal years beginning after

                               F5 NETWORKS, INC.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)
    December 15, 1997. Reclassification for earlier periods is required for comparative purposes. The Company does not have any material items of comprehensive income, other than net loss, and accordingly, the statement does not have any material impact on reported financial position or results of operations.

    In June 1997, the FASB issued Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information." This statement supersedes Statement of Financial Accounting Standards No. 14, "Financial Reporting for Segments of a Business Enterprise." This statement includes requirements to report selected segment information quarterly and entity-wide disclosures about products and services, major customers, and geographic areas in which the entity holds significant assets and reports significant revenues. The statement will be effective for fiscal years beginning after December 15, 1997. Reclassification for earlier periods is required, unless impracticable, for comparative purposes. The adoption of this statement has not had any material impact on reported financial position or results of operations.

    In March 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," which establishes guidelines for the accounting for the costs of all computer software developed or obtained for internal use. This statement is effective for fiscal years beginning after December 15, 1998. The Company does not expect the statement to have a material impact on its financial statements.

    In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. This statement is effective for all fiscal quarters of all fiscal years beginning after June 15, 1999. The Company does not use derivative instruments, therefore the adoption of this statement will not have any effect on the Company's results of operations or its financial position.

                               F5 NETWORKS, INC.

3.  PROPERTY AND EQUIPMENT:

    At September 30, 1997 and 1998, and March 31, 1999, property and equipment were approximately as follows:

                                                                          SEPTEMBER 30,        MARCH 31,
                                                                       --------------------      1999
                                                                         1997       1998      (UNAUDITED)
                                                                          ---     ---------  -------------
                                                                                 (IN THOUSANDS)
Computer equipment...................................................  $     161  $     529    $     955
Equipment under capital leases.......................................         54         54           54
Office furniture and equipment.......................................         17        293          418
Leasehold improvements...............................................         29        116          148
Manufacturing tools..................................................                                137
                                                                             ---  ---------       ------
                                                                             261        992        1,712
Accumulated amortization for equipment under
  capital leases.....................................................        (15)       (33)         (42)
Accumulated depreciation.............................................        (50)      (277)        (451)
                                                                             ---  ---------       ------
                                                                       $     196  $     682    $   1,219
                                                                             ---  ---------       ------
                                                                             ---  ---------       ------

    Depreciation expense was approximately $14,000 for the period from February 26, 1996 (inception) to September 30, 1996 and $55,000 and $244,000 for the years ended September 30, 1997 and 1998, respectively. Depreciation expense was approximately $93,000 and $183,000 for the six months ended March 31, 1998 and 1999, respectively (unaudited).

4.  ACCRUED LIABILITIES:

    At September 30, 1997 and 1998, and March 31, 1999, accrued liabilities were approximately as follows:

                                                                          SEPTEMBER 30,        MARCH 31,
                                                                       --------------------      1999
                                                                         1997       1998      (UNAUDITED)
                                                                          ---        ---     -------------
                                                                                 (IN THOUSANDS)
Accrued payroll and benefits.........................................  $      37  $     237    $     449
Accrued deferred financing costs.....................................                                395
Accrued sales and use taxes..........................................         17        141          155
Other................................................................         60         80          476
                                                                             ---        ---       ------
                                                                       $     114  $     458    $   1,475
                                                                             ---        ---       ------
                                                                             ---        ---       ------

                               F5 NETWORKS, INC.

5.  INCOME TAXES:

    The following is a reconciliation of the income tax benefit to the amount based on the statutory Federal rate:

                                                                            1997         1998
                                                                             ---          ---
Federal income tax benefit at statutory rate...........................         (34)%        (34 )%
Non-deductible stock compensation......................................           3%           1%
Other..................................................................           1%
                                                                                ---          ---
Change in valuation allowance..........................................          30%          33%
                                                                                ---          ---
                                                                                ---          ---

    Deferred tax assets and liabilities at September 30, 1997 and 1998 were approximately as follows:

                                                                                         1997       1998
                                                                                       ---------  ---------
                                                                                          (IN THOUSANDS)
Deferred tax assets:
  Net operating loss carryforwards...................................................  $     583  $   1,573
  Allowance for doubtful accounts....................................................                    80
  Accrued compensation and benefits..................................................          8         61
  Depreciation.......................................................................                     9
                                                                                       ---------  ---------
    Total deferred tax assets........................................................        591      1,723
                                                                                       ---------  ---------
Deferred tax liabilities:
  Depreciation.......................................................................         (7)
  Amortization.......................................................................        (14)       (53)
                                                                                       ---------  ---------
    Total deferred tax liabilities...................................................        (21)       (53)
                                                                                       ---------  ---------
                                                                                             570      1,670
Valuation allowance..................................................................       (570)    (1,670)
                                                                                       ---------  ---------
                                                                                       $       0  $       0
                                                                                       ---------  ---------
                                                                                       ---------  ---------

    Differences between the tax bases of assets and liabilities and their financial statement amounts are reflected as deferred income taxes based on enacted tax rates. The net deferred tax assets have been reduced by a full valuation allowance at September 30, 1997 and 1998 based on management's determination that the recognition criteria for realization have not been met.

    As of September 30, 1998, the Company had net operating loss carryforwards of approximately $4.6 million, to offset future taxable income for Federal income tax purposes, which will expire between 2011 and 2018. Should certain changes in the Company's ownership occur, there could be a limitation on the utilization of its net operating losses.

6.  LINES OF CREDIT:

    In February 1998, the Company entered into a $750,000 line of credit with a bank, bearing interest at the prime rate plus 1.0%. In July 1998, the line of credit was modified to allow the Company to borrow up to the lesser of $2.0 million or 75% of the Company's eligible accounts receivable. The modification also calls for monthly interest payments, a decrease of the interest rate to the prime rate

                               F5 NETWORKS, INC.

6.  LINES OF CREDIT: (CONTINUED)
    plus 0.5% and an extension of the due date to July 31, 1999. The line of credit contains certain covenants, including, but not limited to, meeting minimum financial ratios and earnings. No amount was outstanding under the line of credit at September 30, 1998 or March 31, 1999 (unaudited).

    In February 1998, the Company entered into a $100,000 line of credit with a bank, bearing interest at the prime rate plus 1.5%. The line of credit was restricted in use to the purchase of equipment. This line expired in August 1998 and was never utilized.

7.  LONG-TERM DEBT:

    In March and August 1997, the Company entered into $500,000 and $300,000 convertible note agreements with a preferred shareholder, respectively. These notes bore simple interest at 11% annually, matured 18 months from the date of the respective agreements and were collateralized by substantially all of the Company's assets. The notes were convertible into the Company's common stock at the lesser of $1.00 per share or 80% of the sales price of the Company's Series B Convertible Preferred Stock and $0.50 per share, respectively. In conjunction with these notes, the Company issued to the preferred shareholder warrants to purchase 100,000 and 600,000 shares of the Company's common stock at $0.64 and $0.50 per share, respectively. The aggregate value assigned to the warrants issued with these notes payable of $0 and $109,000, respectively, was reflected as both a debt discount and an increase to common stock. The debt discount was accounted for as a component of interest expense using a method which approximated the interest method.

    In October 1997, the Company settled the $500,000 note and related accrued interest by issuing to the preferred shareholder 312,500 shares of the Company's Series B Convertible Preferred Stock. In November 1997, the preferred shareholder converted the $300,000 note and related accrued interest into 600,000 shares of the Company's common stock.

8.  SHAREHOLDERS' EQUITY:

    A.  PREFERRED STOCK

    The Series A Convertible Preferred Stock is non-cumulative and convertible into six shares of common stock, subject to adjustment upon the occurrence of certain events provided for in the Company's restated articles of incorporation. The Series A Convertible Preferred Stock is mandatorily convertible into common stock upon completion of an initial public offering of the Company's common stock in which the price per share equals or exceeds $1.50 and gross proceeds equal or exceed $12.0 million, or when two-thirds of the shares of Series A Convertible Preferred Stock have been converted. The holders of the Series A Convertible Preferred Stock have certain voting rights and liquidation preferences equal to $3.00 per share.

    In May 1996, the Company issued 370,000 shares of Series A Convertible Preferred Stock for an aggregate purchase price of $1.1 million. In conjunction with the issuance of the Company's Series A shares to a certain investor, the Company issued warrants, to which no value was assigned, to purchase 240,000 shares of the Company's common stock at $0.50 per share. On December 30, 1998, these warrants were exercised.

    In addition, the Company entered into stock subscriptions for 30,000 shares of the Company's Series A Convertible Preferred Stock in exchange for notes receivable from certain investors for an aggregate of $90,000. These notes receivable bore interest at 9% per annum and had maturity periods

                               F5 NETWORKS, INC.

8.  SHAREHOLDERS' EQUITY: (CONTINUED)
    ranging from 3 to 6 months from the date of the agreements. In August 1996, 10,000 shares of the Company's Series A Convertible Preferred Stock were issued upon payment in full of $30,000 principal value and accrued interest of a subscription agreement. In fiscal year 1997, the Company issued the remaining 20,000 shares under subscription upon payment in full of the remaining principal amount and accrued interest.

    In September 1997, the Company issued 156,250 shares of Series B Convertible Preferred Stock for an aggregate purchase price of $250,000. In conjunction with this issuance, the Company issued warrants to purchase 187,500 shares of the Company's common stock at $0.80 per share. The Company has allocated approximately $42,000 of the purchase price as the value of these warrants. The Series B Convertible Preferred Stock is non-cumulative and convertible into two shares of the Company's common stock, subject to adjustment upon the occurrence of certain events provided for in the Company's amended and restated articles of incorporation. The Series B Convertible Preferred Stock is mandatorily convertible into common stock upon completion of an initial public offering of the Company's common stock in which the price per share equals or exceeds $3.20 and gross proceeds equal or exceed $8.0 million, or when two-thirds of the Series B shares have been converted. The holders of the Series B Convertible Preferred Stock have certain voting rights and liquidation preferences equal to $1.60 per share.

    In October and November 1997, the Company issued an additional 1,093,750 shares of the Company's Series B Convertible Preferred Stock for an additional aggregate purchase price of $1.8 million, including conversion of the $500,000 note and accrued interest of approximately $20,000 from a preferred shareholder (see Note 7). In conjunction with this issuance, the Company issued warrants to purchase 1,312,500 shares of the Company's common stock at $0.80 per share. The Company has allocated approximately $292,000 of the purchase price of the Series B Convertible Preferred Stock as the value of these warrants.

    In April 1998, the Company issued 156,250 shares of the Company's Series C Convertible Preferred Stock and warrants to purchase 187,500 shares of the Company's common stock at $1.60 per share for an aggregate purchase price of $1.5 million. The Company has allocated approximately $75,000 of the purchase price of the Series C Convertible Preferred Stock as the value of the warrants issued. On February 1, 1999 these warrants were exercised. Shares of the Company's Series C Convertible Preferred Stock are non-cumulative and convertible into six shares of the Company's common stock, subject to the occurrence of certain events provided for in the Company's amended and restated articles of incorporation. The shares are mandatorily convertible upon the completion of an initial public offering in which the per share price is equal to or exceeds $3.20 and gross proceeds equal or exceed $8.0 million, or when two-thirds of the Series C Convertible Preferred shares have been converted. The holders of the Series C Convertible Preferred Stock have certain voting rights and liquidation preferences equal to $9.60 per share.

    In August 1998, the Company issued 1,138,438 shares of Series D Redeemable Convertible Preferred Stock for an aggregate purchase price of approximately $7.7 million. Holders of the Company's Series D Redeemable Convertible Preferred Stock are entitled to receive an annual non-cumulative dividend of $0.68 per share, subject to declaration by the Board of Directors, at their sole discretion. The shares are convertible into two shares of the Company's Common Stock, subject to the occurrence of certain events provided for in the Company's amended and restated articles of incorporation. The shares are mandatorily convertible into common stock upon the completion of an

                               F5 NETWORKS, INC.

8.  SHAREHOLDERS' EQUITY: (CONTINUED)
    initial public offering in which the per share price equals or exceeds $5.00 and gross proceeds are equal to or exceed $15.0 million. The Company is required to redeem all outstanding shares of the Series D Redeemable Convertible Preferred Stock at $6.79 per share, plus all declared and unpaid dividends, either in August 2005 or in three annual installments beginning August 2003 at the request of holders of at least two-thirds of the outstanding Series D Redeemable Convertible Preferred Stock. The holders of the Series D Redeemable Convertible Preferred Stock have certain voting rights and liquidation preferences equal to $13.58 per share.

    The Company has reserved 8,114,376 shares of the Company's common stock for issuance upon the conversion of the Company's Convertible Preferred Stock and Redeemable Convertible Preferred Stock.

    B.  COMMON STOCK

    The Company issued 5,388,000 shares of common stock on February 26, 1996, the date of its incorporation. In conjunction with the Company's formation it entered into a merger with Ambiente Inc. ("Ambiente") which was consummated in March 1996. Pursuant to the merger agreement, the Company issued 612,000 shares of common stock to the shareholders of Ambiente. Through the date of the merger, Ambiente had no significant operations, assets or liabilities, other than software under development that had not yet achieved technological feasibility. Accordingly, no value was assigned to the stock issued.

    On December 2, 1996 and January 27, 1999 the Company authorized a 3 for 1 and 2 for 1 stock split, in the form of stock dividends, respectively on the Company's common stock. All references to number of shares and per share amounts of the Company's common stock in the accompanying financial statements and notes have been restated to reflect these stock splits.

    Upon incorporation of the Company, the founding shareholders entered into an agreement (as amended, the "Shareholder Agreement") which, among other things, called for a mandatory offer to sell the shareholders' stock, first to the remaining founders, then to the Company, in the event of termination of their employment with the Company. In February 1998, one of the founders, who was also an officer of the Company, and the Company purchased 2,600,000 shares of the Company's common stock under the Shareholder Agreement from two founders who had terminated their employment. The Company facilitated the transactions between the shareholders under the Shareholder Agreement, retaining 800,000 of the repurchased shares.

    In February 1999, the Company issued a warrant to purchase up to 12,500 shares of the Company's common stock at $8.00 per share to a certain customer in conjunction with a sale of products.

    The Company has issued warrants to purchase common stock to investors and to a certain customer. The aggregate consideration for each respective transaction was allocated to securities or debt and the warrants based on their relative fair values. All the warrants were exercisable at the time of issuance. The assumptions applied in the determination of the fair value of warrants issued were (i) use of the Black-Scholes pricing model, (ii) risk free interest rates ranging from 5.2% to 6.2%, (iii) expected volatility rates of approximately 70% (based on disclosed expected volatility rates of comparable companies) (iv) assumed expected lives of 4 to 10 years, and (v) no expected dividends.

                               F5 NETWORKS, INC.

8.  SHAREHOLDERS' EQUITY: (CONTINUED)
    At March 31, 1999, warrants outstanding were as follows (unaudited):

                                                                                                AGGREGATE
WARRANT TO                                                          SHARES OF      EXERCISE      EXERCISE
PURCHASE                                                           COMMON STOCK      PRICE        PRICE
----------------------------------------------------------------  --------------  -----------  ------------
Common stock....................................................        100,000    $    0.64   $     64,000
Common stock....................................................        600,000         0.50        300,000
Common stock....................................................      1,500,000         0.80      1,200,000
Common stock....................................................         12,500         8.00        100,000
                                                                  --------------               ------------
                                                                      2,212,500                $  1,664,000
                                                                  --------------               ------------
                                                                  --------------               ------------

    C.  INITIAL PUBLIC OFFERING

    In April 1999, the Company's Board of Directors authorized the Company to file a Registration Statement with the Securities and Exchange Commission to permit the Company to proceed with an initial public offering of its common stock. Upon consummation of this offering, all of the outstanding Series A, B, and C Convertible Preferred Stock, and Series D Redeemable Convertible Preferred Stock will be converted into 8,114,376 shares of common stock. Also, upon completion of this offering, the Company's number of authorized shares of Common Stock will increase to 100,000,000.

    D.  EQUITY INCENTIVE PLANS

    In January 1997, Company's shareholders approved the Amended and Restated 1996 Stock Option Plan (the "1996 Employee Plan") that provides for discretionary grants of non-qualified and incentive stock options for employees and other service providers, and the Amended and Restated Directors' Nonqualified Stock Option Plan (the "1996 Directors' Plan"), which provides for automatic grants of non-qualified stock options to eligible non-employee directors. A total of 2,600,000 shares of common stock has been reserved for issuance under the 1996 Employee Plan and the 1996 Directors' Plan. Employees' stock options typically vest over a period of four years from the grant date; director options typically vest over a period of three years from the grant date. All options under the 1996 Employee Plan and the 1996 Directors' Plan expire 10 years after the grant date. In August 1997, the Company repriced all existing employee options to an exercise price of $0.05 per share. This repricing was accounted for as a cancellation of existing stock options and grant of new stock options. All outstanding, unvested options under the 1996 Employee Plan and the 1996 Director's Plan vest in full upon a change in control of the Company. The Company does not intend to grant any additional options under either of these Plans.

    In November 1998, the Company's shareholders adopted the 1998 Equity Incentive Plan (the "1998 Plan"), which provides for discretionary grants of non-qualified and incentive stock options, stock purchase awards and stock bonuses for employees and other service providers. A total of 800,000 shares of common stock have been reserved for issuance under the 1998 Plan. Stock options granted under this plan typically vest over a period of four years from the grant date, and expire 10 years from the grant date. The Company has not granted any stock purchase awards or stock bonuses under the 1998 Plan. Upon certain changes in control of the Company, the surviving entity will either assume or substitute all outstanding options or stock awards under the 1998 Plan. If the surviving entity determines not to assume or substitute such options or awards, then with respect to persons

                               F5 NETWORKS, INC.

8.  SHAREHOLDERS' EQUITY: (CONTINUED)
    whose service with the Company or an affiliate of the Company has not terminated before a change in control, the vesting of 50% of these options or stock awards (and the time during which these awards may be exercised) will accelerate and the options or awards terminated if not exercised before the change in control.

    The Company applies the accounting provisions prescribed in APB No. 25 and related interpretations. In certain instances, the Company has issued stock options with an exercise price less than the deemed fair value of the Company's common stock at the date of grant. Accordingly, total compensation costs related to these stock options of approximately $238,000 and $1.9 million was deferred during fiscal years 1997 and 1998, respectively, and $251,000 and $3,986,000 for the six months ended March 31, 1998 and 1999, respectively, and is being amortized over the vesting period of the options, generally four years. Amortization of unearned compensation costs of approximately $4,000 has been recognized as an expense for the period from February 26, 1996 (inception) to September 30, 1996, $69,000 and $420,000 for the years ended September 30, 1997 and 1998, respectively. Amortization of unearned compensation amounted to $91,000 and $1,038,000 for the six months ended March 31, 1998 and 1999, respectively (unaudited).

    A summary of stock option transactions are as follows:

                                                                                             WEIGHTED
                                                                                              AVERAGE
                                                                             OUTSTANDING  EXERCISE PRICE
                                                                               OPTIONS       PER SHARE
                                                                             -----------  ---------------
Inception
Options granted............................................................    1,146,000     $    0.38
Options canceled...........................................................     (150,000)         0.34
                                                                             -----------
Balances at September 30, 1996.............................................      996,000          0.38

Options granted............................................................    1,349,000          0.15
Options canceled...........................................................   (1,119,000)         0.36
                                                                             -----------
Balances at September 30, 1997.............................................    1,226,000          0.15

Options granted............................................................    1,543,000          0.29
Options exercised..........................................................     (215,750)         0.11
Options canceled...........................................................     (476,000)         0.11
                                                                             -----------
Balances at September 30, 1998.............................................    2,077,250          0.26

Options granted (unaudited)................................................      981,448          2.27
Options exercised (unaudited)..............................................     (454,093)         1.91
Options canceled (unaudited)...............................................     (178,800)         0.38
                                                                             -----------
Balances at March 31, 1999 (unaudited).....................................    2,425,805          0.74
                                                                             -----------
                                                                             -----------

    Pro forma information regarding net loss is required by SFAS No. 123, and has been determined as if the Company had accounted for its stock options under the minimum value method of that statement. The fair value of each option is estimated at the date of grant with the following weighted-average

                               F5 NETWORKS, INC.

8.  SHAREHOLDERS' EQUITY: (CONTINUED)
    assumptions used for grants issued for the period from February 26, 1996 (inception) to September 30, 1996, and for the years ended September 30, 1997 and 1998:

                                                                       PERIOD FROM
                                                                      FEBRUARY 26,
                                                                          1996       YEAR ENDED SEPTEMBER
                                                                       (INCEPTION)           30,
                                                                      TO SEPTEMBER   --------------------
                                                                        30, 1996       1997       1998
                                                                      -------------  ---------  ---------
Risk-free interest rate.............................................        6.21%        6.21%      4.62%

Dividend yield......................................................        0.00%        0.00%      0.00%

Expected term of option.............................................      4 years      4 years    4 years

    For purposes of pro forma disclosures, the estimated fair value of the options is amortized over the options' vesting period. The Company's net loss would have been as indicated in the pro forma table below:

                                                                        PERIOD FROM
                                                                       FEBRUARY 26,
                                                                           1996        YEAR ENDED SEPTEMBER
                                                                      (INCEPTION) TO           30,
                                                                       SEPTEMBER 30,   --------------------
                                                                           1996          1997       1998
                                                                      ---------------  ---------  ---------
                                                                              (IN THOUSANDS, EXCEPT
                                                                                 PER SHARE DATA)
Net loss--as reported...............................................     $    (330)    $  (1,456) $  (3,672)

Net loss--pro forma.................................................          (331)       (1,468)    (3,742)

Net loss per share--as reported.....................................         (0.06)        (0.24)     (0.60)

Net loss per share--pro forma.......................................         (0.06)        (0.24)     (0.61)

                               F5 NETWORKS, INC.

8.  SHAREHOLDERS' EQUITY: (CONTINUED)
    The weighted-average fair values and weighted-average exercise prices per share at the date of grant for options granted during the period from February 26, 1996 (inception) to September 30, 1996 and for the years ended September 30, 1997 and 1998 were as follows:

                                                                        PERIOD FROM
                                                                       FEBRUARY 26,
                                                                           1996        YEAR ENDED SEPTEMBER
                                                                      (INCEPTION) TO           30,
                                                                       SEPTEMBER 30,   --------------------
                                                                           1996          1997       1998
                                                                      ---------------  ---------  ---------
Weighted-average fair value of options granted with exercise prices
  equal to the market value of the stock at the date of grant.......     $    0.01     $    0.01  $    0.08

Weighted-average exercise price of options granted with exercise prices equal to the market value of the stock at the date of
  grant.............................................................          0.05          0.05       0.50

Weighted-average fair value of options granted with exercise prices
  less than the market value of the stock at the date of grant......                        0.41       1.60

Weighted-average exercise price of options granted with exercise prices less than the market value of the stock at the date of
  grant.............................................................          0.05          0.05       0.28

    The following table summarizes information about fixed-price options outstanding at September 30, 1998 as follows:

                             WEIGHTED
                              AVERAGE      WEIGHTED                   WEIGHTED
                             REMAINING      AVERAGE                    AVERAGE
  EXERCISE      NUMBER      CONTRACTUAL    EXERCISE      NUMBER      EXERCISABLE
   PRICES     OUTSTANDING      LIFE          PRICE     EXERCISABLE      PRICE
------------  -----------  -------------  -----------  -----------  -------------
 $0.02-0.05    1,034,626          8.88     $    0.05      133,250     $    0.04
    0.25         436,624          9.70          0.25
    0.50         336,000          8.49          0.50      112,000          0.50
    0.75         255,000          9.89          0.75
    1.50          15,000          9.98          1.50

9.  COMMITMENTS:

    The Company is committed under non-cancelable operating leases for its current and former office space, which expire in 2002 and 1999, respectively. During 1998, the Company leased its former office space under a non-cancelable sub-leasing arrangement for amounts equal to the liability of the commitment, which expires in 1999. Additionally, the Company is committed under non-cancelable

                               F5 NETWORKS, INC.

9.  COMMITMENTS: (CONTINUED)
    operating leases for certain office equipment. Minimum operating lease payments and sub-leasing receipts for future fiscal years, as of September 30, 1998, are approximately as follows:

                                                              OPERATING LEASE   OPERATING SUBLEASE
                                                                 PAYMENTS            RECEIPTS
                                                              ---------------   -------------------
                                                                         (IN THOUSANDS)
1999........................................................       $367                $ 18
2000........................................................        385
2001........................................................         75
2002........................................................          1
                                                                 ------                 ---
                                                                   $828                $ 18
                                                                 ------                 ---
                                                                 ------                 ---

    In January 1999, the Company amended its operating lease to increase the amount of its current office space and extend the term through 2004. This increased the minimum operating lease payments to approximately $2.1 million.

    Rent expense under noncancelable operating leases amounted to approximately $7,000 for the period from February 26, 1996 (inception) to September 30, 1996, approximately $38,000 and $145,000 for the years ended September 30, 1997 and 1998, respectively. Rent expense amounted to approximately $71,000 and $168,000 for the six months ended March 31, 1998 and 1999, respectively (unaudited).

    The Company leases certain equipment under a capital lease which expires in 1999. Future minimum lease payments and the present value of the net minimum lease payments for capital lease obligations as of September 30, 1998 are as follows.

                                                                                             CAPITAL LEASE
                                                                                           -----------------
                                                                                            (IN THOUSANDS)
Future minimum lease payments............................................................      $      22
Less amounts representing interest.......................................................             (3)
                                                                                                      --
Obligations under capital lease..........................................................      $      19
                                                                                                      --
                                                                                                      --

10.  RELATED PARTY TRANSACTIONS:

    In September 1996, the Company sold certain equipment to a related party for approximately $39,000, which included relief of a liability of approximately $2,000 and a receivable of approximately $7,000. The Company then leased back this and additional equipment from the related party under a capital lease of approximately $43,000. The Company recorded a deferred gain of approximately $5,000 on this sale leaseback transaction to be recognized over the term of the lease using the straight-line method. The unrealized portion of the deferred gain of approximately $2,000 and $5,000 has been included in accrued liabilities at September 30, 1997 and 1996, respectively. At September 30, 1996, approximately $7,000 of receivables from the related party, related to the sale of equipment, are included in other current assets. In 1997, the Company recognized approximately $2,000 of the deferred gain on the sale leaseback transaction.

    In August 1997, the Company entered into a capital lease of office equipment of approximately $11,000 from a related party. In January 1998, the Company loaned $10,000 to an officer of the

                               F5 NETWORKS, INC.

10.  RELATED PARTY TRANSACTIONS: (CONTINUED)
    Company under a note agreement bearing interest at 9.5% which was originally due in January 1999 and was extended to January 2000. At September 30, 1998, this note and accrued interest have been included in other current assets. Additionally, approximately $14,000 of employee receivables have been included in other current assets at September 30, 1998.

    In March 1999, the Company issued 150,000 shares of common stock to an officer of the Company in exchange for a note receivable. These shares were acquired by exercising stock options that vest over a period of four years. The note bears interest at a rate of 4.83%, is collateralized by the shares, partially guaranteed by the officer and is due in 2003. Under the pledge agreement, the Company has the obligation to repurchase any remaining unvested shares, and the note becomes due upon the officer's termination. Further, the shares may not be transferred until they are vested and paid for.

11.  SUPPLEMENTAL CASH FLOW INFORMATION:

    Supplemental disclosure of cash flow information is summarized below for the years ended September 30, 1997 and 1998, for the period from February 26, 1996 (inception) to September 30, 1996, and for the six months ended March 31, 1998 and 1999:

                                                                  PERIOD FROM
                                                                 FEBRUARY 26,                                 SIX MONTHS
                                                                     1996             YEAR ENDED                 ENDED
                                                                  (INCEPTION)        SEPTEMBER 30,             MARCH 31,
                                                                 TO SEPTEMBER    ---------------------   ---------------------
                                                                   30, 1996         1997        1998       1998        1999
                                                                 -------------     -----      --------   ---------   ---------
                                                                                        (IN THOUSANDS)
                                                                                                         (UNAUDITED) (UNAUDITED)
Noncash investing and financing activities:
  Equipment obtained through capital lease.....................       $43           $    11
  Disposal of property and equipment for note and relief of
    accounts payable...........................................        10
  Deferred gain on sale leaseback..............................         5
  Series A Convertible Preferred Stock issued for note.........        90
  Conversion of note payable and related accrued interest to
    Series B Convertible
    Preferred Stock............................................                                   $520     $520
  Value ascribed to warrants in conjunction with sale of
    Convertible Preferred Stock................................                          42        292      292
  Value ascribed to warrants issued with note payable..........                         109
  Conversion of note payable to common stock...................                                    209      209
  Note receivable from shareholder for exercise of options.....                                                         $750
  Unearned compensation........................................         4               238      1,945      252       3,987
  Write-off of accounts receivable.............................                                     30                   78
  Sales returns................................................                                    193       25         421
Cash paid for interest.........................................                          19         30       12           1

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                3,000,000 SHARES

                                     [LOGO]

                                  COMMON STOCK
                                  -----------

                                   PROSPECTUS
                                  -----------

                               HAMBRECHT & QUIST
                         BANCBOSTON ROBERTSON STEPHENS
                             DAIN RAUSCHER WESSELS
                    A DIVISION OF DAIN RAUSCHER INCORPORATED

                                 --------------


                                  June 4, 1999


                                 --------------

    YOU SHOULD RELY ONLY ON INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION DIFFERENT FROM THAT CONTAINED IN THIS PROSPECTUS. WE ARE OFFERING TO SELL, AND SEEKING OFFERS TO BUY, SHARES OF COMMON STOCK ONLY IN JURISDICTIONS WHERE OFFERS AND SALES ARE PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS ACCURATE ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF OUR COMMON STOCK.

    NO ACTION IS BEING TAKEN IN ANY JURISDICTION OUTSIDE THE UNITED STATES TO PERMIT A PUBLIC OFFERING OF THE COMMON STOCK OR POSSESSION OR DISTRIBUTION OF THIS PROSPECTUS IN ANY SUCH JURISDICTION. PERSONS WHO COME INTO POSSESSION OF THIS PROSPECTUS IN JURISDICTIONS OUTSIDE THE UNITED STATES ARE REQUIRED TO INFORM THEMSELVES ABOUT AND TO OBSERVE ANY RESTRICTIONS AS TO THIS OFFERING AND THE DISTRIBUTION OF THIS PROSPECTUS APPLICABLE TO THAT JURISDICTION.


    UNTIL JUNE 29, 1999, ALL DEALERS THAT BUY, SELL OR TRADE IN OUR COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.


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